Form 10-K, Exhibit 13
period 1996-09-30
CAMERON FINANCIAL CORP /DE/
filed 1996-12-30
CIK 934884

         CAMERON FINANCIAL CORPORATION ANNUAL REPORT TO STOCKHOLDERS.
                                                                    EXHIBIT 13

                               TABLE OF CONTENTS
                               -----------------



                                                                    Page
                                                                    ----
President's Message..............................................     1

General Information..............................................     2

Selected Consolidated Financial and Other Data of the Company....     3

Management's Discussion and Analysis of Financial Condition
  and Results of Operations......................................     5

Consolidated Financial Statements................................    19

Stockholder Information..........................................    43

Corporate Information............................................    44



CFC         CAMERON FINANCIAL CORPORATION
            Holding Company for The Cameron Savings & Loan Association, F.A.
----------------------------------------------------------------------------
December 30, 1996

To Our Stockholders:

The Board of Directors, management and staff of Cameron Financial Corporation and its wholly-owned subsidiary, The Cameron Savings & Loan Association, F.A., are pleased to present our second Annual Report.

The fiscal year ended September 30, 1996, our first full year as a public company, was one of solid performance. Although net earnings for the year were $2.1 million, down from $2.3 million for fiscal 1995, the Association expensed $800,000 as a special assessment to recapitalize the Savings Association Insurance Fund (SAIF). The result of the special assessment will be lower SAIF premiums in the future. Loans receivable net increased by $24.7 million, with increases in residential, construction and consumer loans. Cameron Financial will continue to focus on planned and controlled growth, emphasizing mortgage and consumer lending and developing new products and services for our customers.

Construction of our new home office in Cameron is schedule for completion in March 1997. The new facility will provide the additional space needed for the customer services and growth planned by your Board of Directors and management. Land has been contracted for purchase in Liberty, Missouri for the construction of a new building and the conversion of the loan origination office to a full service branch.

Your Board and management remain committed to building strong stockholder value. We continue to be a financial institution that emphasizes family financial relationships, and we are committed to our customers and to the communities we serve.

Thank you for your investment in Cameron Financial Corporation. We are looking forward to a long and prosperous relationship.

Sincerely,

/s/ David G. Just

David G. Just
President


--------------------------------------------------------------------------------
                              123 East 3rd Street
[LOGO OF RECYCLED PAPER           P.O. Box 555                  [LOGO OF BOY INK
 APEARS HERE]                  CAMERON, MO 64429                 APPEARS HERE]
                                (816)632-2154

                              GENERAL INFORMATION
                              -------------------



Cameron Financial Corporation (the "Company") is a Delaware Corporation which is the holding company for The Cameron Savings & Loan Association, F.A. (the "Association"). The Company was organized by the Association for the purpose of acquiring all of the capital stock of the Association in connection with the conversion of the Association from mutual to stock form, which was completed on March 31, 1995 (the "Conversion"). The only significant assets of the Company are the capital stock of the Association, the Company's loan to an employee stock ownership plan, and investment securities in United States government and agency obligations. The business of the Company initially consists of the business of the Association.

The Association, which was originally chartered in 1887 as a Missouri-chartered mutual savings and loan association, is headquartered in Cameron, Missouri. The Association amended its mutual charter to become a federal mutual savings and loan association in 1994. Its deposits are insured up to the maximum allowable amount by the Federal Deposit Insurance Corporation (FDIC). The Association serves the financial needs of its customers throughout northwestern Missouri through its main office located at 123 East Third Street, Cameron, Missouri, two branch offices located in Maryville and Mound City, Missouri, and one loan production office located in Liberty, Missouri.

The Association has been, and intends to continue to be, a community-oriented financial institution offering financial services to meet the needs of the market area it serves. The Association attracts deposits from the general public and uses such funds together with FHLB advances to originate loans secured by first mortgages on owner-occupied one- to four-family residences and construction loans in its market area. To a lesser extent, the Association originates land, commercial real estate, multifamily and consumer loans in its market area.

                        SELECTED CONSOLIDATED FINANCIAL
                        -------------------------------
                         AND OTHER DATA OF THE COMPANY
                         -----------------------------



Set forth below are selected consolidated financial and other data of the Company. The financial data is derived in part from, and should be read in conjunction with, the Consolidated Financial Statements and Notes thereto presented elsewhere in this Annual Report.

                                                                  At September 30,
                                            -------------------------------------------------------------
                                               1996          1995          1994        1993        1992
                                            ----------    -----------    --------    --------    --------
                                                                   (In thousands)

Selected Financial Condition Data:
----------------------------------
Total assets                                $  186,346    $  173,077     $144,821    $142,334    $137,427
Loans receivable, net                          154,444       129,740      113,981     110,023     112,863
Mortgage-backed securities                          13            17           20          29          32
Investment securities                           18,297        26,473       16,309      11,850       6,088
Cash and cash equivalents                        3,783         3,315        1,072       1,584       1,648
Certificates of deposit in other                 2,500         8,611       10,221      16,054      13,822
 financial institutions
Savings deposits                               123,108       121,280      123,110     122,378     119,508
FHLB advances                                   12,250             -            -           -           -
Total stockholders' equity                      46,815        48,727       19,267      17,740      15,491


                                                               Year Ended September 30,
                                            -------------------------------------------------------------
                                                  1996          1995         1994        1993        1992
                                            ----------    ----------     --------    --------    --------
                                                      (In thousands, except share information)

Selected Operations Data:
-------------------------
Total interest income                       $   13,921    $   12,289     $ 10,662    $ 11,100    $ 12,016
Total interest expense                           6,679         6,317        5,710       6,203       7,388
                                            ----------    ----------     --------    --------    --------
          Net interest income                    7,242         5,972        4,952       4,897       4,628

Provision for loan losses                          368           120          252           9          76
                                            ----------    ----------     --------    --------    --------
          Net interest income after
           provision for loan losses             6,874         5,852        4,700       4,888       4,552
                                            ----------    ----------     --------    --------    --------

Loan and deposit service charges                   130           131          136         140         158
(Loss) gain on sales of investment                   -            (4)           7           -           -
 securities
Other income                                        92           100           43          46          37
                                            ----------    ----------     --------    --------    --------
          Total noninterest income                 222           227          186         186         195
                                            ----------    ----------     --------    --------    --------

Total noninterest expense                        3,772         2,503        2,443       1,942       2,079
-------------------------                   ----------    ----------     --------    --------    --------
          Earnings before income taxes and
           cumulative effect of a change in      3,324         3,576        2,443       3,132       2,668
           accounting principle

Income taxes                                     1,214         1,272          894       1,180       1,021
Cumulative effect of a change in
 accounting for                                      -             -            -         289           -
 income taxes (1)                           ----------    ----------     --------    --------    --------
          Net earnings                      $    2,110    $    2,304     $  1,549    $  2,241    $  1,647
                                            ==========    ==========     ========    ========    ========

Net earnings per share                            0.77          0.83            -           -           -
                                            ==========    ==========     ========    ========    ========

Average common shares outstanding            2,740,759     2,784,906            -           -           -
                                            ==========    ==========     ========    ========    ========

(Footnotes on the following page)



                                                     At or For the Year Ended September 30,
                                            --------------------------------------------------------
                                              1996        1995        1994        1993        1992
                                            --------    --------    --------    --------    --------

Selected Financial Ratios and Other
 Data (1):
----------------------------------------
Performance Ratios:
  Return on assets (ratio of earnings
   before cumulative effect of a change in
   accounting principle to average total
   assets)                                     1.20%       1.45%       1.08%       1.39%       1.20%
  Return on equity (ratio of earnings
   before cumulative effect of a change in
   accounting principle to average equity)     4.43        6.62        8.26       11.62       11.20
  Interest rate spread (2):
     Average during period                     2.78        2.71        2.89        2.92        2.79
     End of period                             2.71        2.35        2.67        2.55        2.82
  Net interest margin (3)                      4.23        3.84        3.50        3.54        3.45
  Dividend payout ratio                       36.36        8.43           -           -           -
  Ratio of noninterest expense to
   average total assets (4)                    2.14        1.57        1.70        1.39         1.5
  Ratio of noninterest income to
   average total assets                        0.13        0.14        0.13        0.13        0.14
  Ratio of average interest-earning
   assets to average interest-bearing
   liabilities                               137.06      127.79      115.12      113.88      111.97

Quality Ratios:
  Nonperforming loans to total loans
   receivable at end of period                 0.84        0.92        0.97        2.03        2.25
  Allowance for loan losses to
   nonperforming loans                        91.54       74.46       71.51       26.64       23.99
  Allowance for loan losses to total
   loans receivable                            0.77        0.69        0.69        0.54        0.54
  Nonperforming assets to total assets
   at end of period                            0.83        0.77        0.85        1.86        2.35
  Classified assets to total assets (5)        4.15        2.26        2.93        5.14        5.39
   Ratio of net charge-offs to average
    loans receivable                           .006        .002        0.01        0.02           -

Capital Ratios (6):
  Equity to total assets at end of            25.12       28.15       13.30       12.46       11.27
   period
  Average equity to average assets            27.06       21.96       13.06       11.99       10.76

Other Data:
  Number of full-service offices              3           3           3           3           3
  Number of loan production offices           1           1           1           1           1
  Real estate loan originations (in         $92,606     $64,257     $54,474     $41,748     $44,664
   thousands)

(1) The Association adopted Statement of Financial Accounting Standards ("SFAS") No. 109 during the year ended September 30, 1993.
(2) Interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average rate on interest-bearing liabilities.
(3) Net interest margin represents net interest income as a percentage of average interest-earning assets.
(4) Without the SAIF assessment of $800,000, noninterest expense would have been $2,972,000 for 1996 or 1.69% of average total assets.
(5)  Includes assets designated as Special Mention.
(6) For a discussion of the Association's regulatory capital ratios, see "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources."

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                      ------------------------------------
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                ------------------------------------------------



General
-------

Cameron Financial Corporation ("Cameron Financial" and, with its subsidiary, the "Company") was formed in December 1994 by The Cameron Savings & Loan Association, F.A., (the "Association") to become the holding company of the Association. The acquisition of the Association by Cameron Financial was consummated on March 31, 1995 in connection with the Association's conversion from the mutual to the stock form (the "Conversion"). All references to the Company prior to March 31, 1995, except where otherwise indicated, are to the Association and its subsidiary on a consolidated basis.

The Company's results of operation depend primarily on its level of net interest income, which is the difference between interest earned on interest-earning assets, consisting primarily of mortgage loans and investments, and the interest paid on interest-bearing liabilities, consisting primarily of deposits and Federal Home Loan Bank (FHLB) advances. Net interest income is a function of the Company's "interest rate spread," which is the difference between the average yield earned on interest-earning assets and the average rate paid on interest-bearing liabilities, as well as a function of the average balance of interest-earning assets as compared to interest-bearing liabilities. The interest rate spread is affected by regulatory, economic and competitive factors that influence interest rates, loan demand and deposit flows. The Company, like other financial institutions, is subject to interest-rate risk to the degree that its interest-earning assets mature or reprice at different times, or on a different basis, than its interest-bearing liabilities. The Company's operating results are also affected by the amount of its noninterest income, including loan fees and service charges and other income, which includes commissions from sales of insurance by the Association's service corporation. Noninterest expense consists principally of employee compensation, occupancy expense, data processing, federal deposit insurance premiums, advertising, real estate owned operations and other operating expenses. The Company's operating results are significantly affected by general economic and competitive conditions, in particular, the changes in market interest rates, government policies and actions by regulatory authorities.

Financial Condition
-------------------

Total assets increased $13.2 million, or 7.63%, to $186.3 million at September 30, 1996 from $173.1 million at September 30, 1995. The increase was primarily funded by an increase in FHLB advances of $12.3 million and a savings deposit increase of $1.8 million. These funds, and a $13.8 million decrease in investment securities, cash and cash equivalents and certificates of deposit in other financial institutions, were used to finance a $24.7 million increase in net loans receivable.

Net loans receivable increased by $24.7 million, or 19.04%, to $154.4 million at September 30, 1996 from $129.7 million at September 30, 1995 due primarily to the $14.3 million increase in one- to four-family permanent lending, the $5.5 million increase in land loans, and the $2.4 million increase in short-term construction lending, net of loans in process.

Investment securities, certificates of deposit in other financial institutions and cash equivalents decreased $13.8 million, or 35.9%, to $24.6 million at September 30, 1996 from $38.4 million at September 30, 1995. This decrease primarily represents the maturity of investment securities and certificates and reinvestment of the proceeds in loans.

Deposits increased $1.8 million, or 1.48%, to $123.1 million at September 30, 1996 from $121.3 million at September 30, 1995. FHLB advances increased to $12.3 million at September 30, 1996 from none at September 30, 1995. During the last several years, loan originations have exceeded savings inflows, loan repayments and cash provided by operations. Prior to fiscal year 1996, the excess resulted in reductions in the investment securities portfolio and total liquidity. It is anticipated that FHLB advances will continue to supplement projected savings inflows and loan repayments to fund continued loan demand.

Total equity decreased $1.9 million, to $46.8 million at September 30, 1996 from $48.7 million at September 30, 1995. Earnings for the year provided a $2.1 million increase, which was offset by the purchase of 177,248 shares of treasury stock for $3.9 million, declaration of dividends of $752,000 and the adoption of the Recognition and Retention Plan (RRP) and amortization of RRP and unearned ESOP shares.

The Association's capital exceeds all of the capital requirements imposed by FIRREA. OTS regulations provide that an institution that exceeds all capital requirements before and after a proposed capital distribution and, like the Association, has not been notified of a need for more than normal supervision could, after prior notice but without approval by the OTS, make capital distributions during the calendar year of up to 100% of its net income to date during the calendar year plus the amount that would reduce by one-half its "surplus capital ratio" (the excess capital over its capital requirements) at the beginning of the calendar year. Any additional capital distributions would require prior regulatory approval.

The Association declared and paid a dividend of $2,248,000 to Cameron Financial in fiscal year 1996 and has notified OTS of it plans to declare an additional $47,000 dividend to Cameron Financial in mid-December 1996. Those dividends approximate the Association's net income from July 1, 1995 through September 30, 1996.

Results of Operations
---------------------

The Company's results of operations depend primarily on the level of its net interest income and noninterest income and its control of operating expenses. Net interest income depends upon the volume of interest-earning assets and interest-bearing liabilities and the interest rates earned or paid on them.

The Company's noninterest income consists primarily of fees charged on transaction accounts and fees charged for delinquent payments received on mortgage and consumer loans. In addition, noninterest income is derived from the activities of the Association's wholly-owned subsidiary, which engages in the sale of various insurance products.

The schedule on the following page presents, for the periods indicated, the total dollar amount of interest income from average interest-earning assets and the resultant yields, as well as the total dollar amount of interest expense on average interest-bearing liabilities and resultant rates. The average yields include loan fees which are considered adjustments to yields. The amount of interest income resulting from the recognition of loan fees was $397,000, $321,000 and $275,000 for the years ended September 30, 1996, 1995 and 1994, respectively. No tax-equivalent adjustments have been made. All average balances are monthly average balances. Management does not believe that the use of monthly balances instead of daily balances has caused a material difference in the information presented. Nonaccruing loans have been included as loans carrying a zero yield.

                                                                               Years Ended September 30,
                                                     ------------------------------------------------------------------------
                                                                      1996                                1995
                                                     --------------------------------------    ------------------------------
                                                       Average        Interest                   Average    Interest
                                                     Outstanding       Earned/      Yield/     Outstanding   Earned/   Yield/
                                                       Balance          Paid         Rate        Balance      Paid      Rate
                                                       -------          ----         ----        -------      ----      ----
                                                                              (Dollars in thousands)
Interest-earning assets:
  Loans receivable (1)                              $  141,896      $  12,181        8.58%   $  122,970    $  10,472    8.52%
  Mortgage-backed securities                                15              2       13.33            18            2   11.11
  Investment securities                                 21,955          1,319        6.01        20,771        1,190    5.73
  Certificates of deposit                                3,525            225        6.38         8,278          484    5.85
  Other interest-bearing deposits                        2,572            103        4.00         2,063           50    2.42
  Federal Home Loan Bank (FHLB) stock                    1,254             91        7.26         1,235           91    7.37
                                                      --------         ------        ----       -------       ------    ----
              Total interest-earning assets (1)        171,217         13,921        8.13       155,335       12,289    7.91
                                                                       ------        ----                     ------    ----

Noninterest earning assets                               4,954                                    3,855
                                                      --------                                  -------
              Total average assets                  $  176,171                               $  159,190
                                                       =======                                  =======

Interest-bearing liabilities:
  Passbook accounts                                 $   10,710            348        3.25     $  12,458          426    3.42
  NOW and money market accounts                         12,915            364        2.82        14,758          418    2.83
  Certificates                                          98,102          5,780        5.89        94,031        5,454    5.80
  FHLB advances                                          3,192            187        5.86           308           19    6.17
                                                      --------         ------        ----       -------       ------    ----
              Total interest-bearing liabilities       124,919          6,679        5.35       121,555        6,317    5.20
                                                                       ------        ----                     ------    ----

Noninterest bearing liabilities                          3,587                                    2,675
                                                      --------                                   ------
              Total average liabilities             $  128,506                               $  124,230
                                                       =======                                  =======

Net interest income                                                 $   7,242                               $  5,972
                                                                       ======                                  =====
Net interest rate spread (2)                                                         2.78%                              2.71%
                                                                                     ====                               ====
Net interest-earning assets                         $   46,298                                $  33,780
                                                        ======                                  =======
Net interest margin (3)                                                              4.23%                              3.84%
                                                                                     ====                               ====
Average interest-earning assets to average
      interest-bearing liabilities                                     137.06%                                        127.79%
                                                                       ======                                         ======



                                                    ---------------------------------------
                                                                      1994
                                                    ---------------------------------------
                                                      Average         Interest
                                                    Outstanding       Earned/       Yield/
                                                      Balance           Paid         Rate
                                                      -------           ----         ----
                                                            (Dollars in thousands)
Interest-earning assets:
      Loans receivable (1)                         $  111,277       $   9,339        8.36%
      Mortgage-backed securities                           24               2        8.33
      Investment securities                            15,158             724        4.78
      Certificates of deposit                          12,219             486        3.98
      Other interest-bearing deposits                   1,211               9        0.74
      Federal Home Loan Bank (FHLB) stock               1,235             102        8.26
                                                      -------          ------        ----
              Total interest-earning assets (1)       141,594          10,662        7.53
                                                                       ------        ----

Noninterest earning assets                              2,013
                                                      -------
              Total average assets                 $  143,607
                                                      =======

Interest-bearing liabilities:
      Passbook accounts                            $   16,393             534        3.26
      NOW and money market accounts                    17,106             493        2.88
      Certificates                                     89,496           4,683        5.23
      FHLB advances                                       -               -          0.00
                                                      -------           -----        ----
              Total interest-bearing liabilities      122,995           5,710        4.64
                                                                        -----        ----

Noninterest bearing liabilities                         1,863
                                                      -------
              Total average liabilities            $  124,858
                                                      =======

Net interest income                                                 $   4,952
                                                                        =====
Net interest rate spread (2)                                                         2.89%
                                                                                     ====
Net interest-earning assets                        $   18,599
                                                      =======
Net interest margin (3)                                                              3.50%
                                                                                     ====
Average interest-earning assets to average
      interest-bearing liabilities                                     115.12%
                                                                       ======

(1) Calculated net of deferred loan fees and discounts, loans in process and loss reserves.

(2) Net interest rate spread represents the difference between the average yield on interest-earning assets and the average rate on interest-bearing liabilities.

(3) Net interest margin represents net interest income divided by average interest-earning assets.

The following schedule presents the weighted average yields earned on loans, investments and other interest-earning assets, and the weighted average rates paid on deposits and FHLB advances and the resultant interest rate spreads at the dates indicated:

                                                 At September 30,
                                            --------------------------
                                             1996      1995      1994
                                            ------    ------    ------

Weighted average yield on:
 Loans receivable                            8.48%     8.32%     8.01%
 Mortgage-backed securities                 10.48     10.59     10.57
 Investment securities                       6.20      5.88      5.02
 Certificates of deposit in other            5.85      6.37      4.71
  financial institutions
 Other interest-bearing deposits             3.69      4.23      1.00
 FHLB stock                                  7.25      7.00      8.50
 Combined weighted average yield on
  interest-earning assets                    8.11      7.76      7.40
                                            -----     -----     -----

Weighted average rate paid on:
 Passbook accounts                           3.25      3.25      3.25
 NOW and money market accounts               2.84      2.84      2.88
 Certificates                                5.89      5.99      5.32
 FHLB advances                               6.09         -         -
 Combined weighted average rate paid on
  interest-bearing liabilities               5.40      5.41      4.73
                                            -----     -----     -----

     Spread                                  2.71%     2.35%     2.67%
                                            =====     =====     =====


Rate/Volume Analysis
--------------------

The following schedule presents the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities. It distinguishes between the changes due to changes in outstanding balances and those due to changes in interest rates. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (i.e., changes in volume multiplied by prior interest rate) and (ii) changes in rate (i.e., changes in rate multiplied by prior volume). For purposes of this table, changes attributable to both rate and volume, which cannot be segregated, have been allocated proportionately to the changes due to volume and the changes due to rate.

                                                                   Year Ended September 30,
                                            -----------------------------------------------------------------------
                                                      1996 vs. 1995                         1995 vs. 1994
                                            ----------------------------------    ---------------------------------
                                                  Increase                             Increase
                                                 (Decrease)                           (Decrease)
                                                   Due to             Total             Due to             Total
                                            --------------------     Increase     -------------------     Increase
                                             Volume       Rate      (Decrease)     Volume       Rate     (Decrease)
                                            ---------    -------    ----------    ---------    ------    ----------

Interest-earning assets:
  Loans receivable                            $1,634       $ 75        $1,709       $  951      $182        $1,133
  Mortgage-backed securities                       -          -             -            -         -             -
  Investment securities                           70         59           129          303       163           466
  Certificates of deposit in other
     financial institutions                     (308)        49          (259)        (157)      155            (2)
  Other interest-bearing deposits                 14         39            53           11        30            41
  FHLB stock                                       1         (1)            -            -       (11)          (11)
                                              ------       ----        ------       ------      ----        ------
          Total interest-earning assets        1,411        221         1,632        1,108       519         1,627
----------------------------------------      ------       ----        ------       ------      ----        ------

Interest-bearing liabilities:
  Passbook accounts                              (58)       (20)          (78)        (135)       27          (108)
  NOW and money market accounts                  (53)        (1)          (54)         (66)       (9)          (75)
  Certificates                                   240         86           326          245       526           771
  FHLB advances                                  169         (1)          168           19         -            19
                                              ------       ----        ------       ------      ----        ------
          Total interest-bearing                 298         64           362           63       544           607
           liabilities                        ------       ----        ------       ------      ----        ------

          Net interest income                 $1,113       $157        $1,270       $1,045      $(25)       $1,020
                                              ======       ====        ======       ======      ====        ======


Comparison of Operating Results for the Years Ended September 30, 1996 and
--------------------------------------------------------------------------
September 30, 1995
------------------

General. Net earnings for the year ended September 30, 1996 decreased by $194,000, or 8.42%, to $2.1 million, or $0.77 per share, from $2.3 million, or $0.83 per share, for the year ended September 30, 1995. The decrease was primarily due to the combined effects of a $1.3 million increase in net interest income and a $58,000 decrease in income taxes offset by a $248,000 increase in the provision for loan loss, a $5,000 decrease in noninterest income and a $1.3 million increase in noninterest expense. For the years ended September 30, 1996 and 1995, the returns on average assets were 1.20% and 1.45%, respectively, while the returns on average equity were 4.43% and 6.62%, respectively.

A provision in the Omnibus Appropriations Bill passed by Congress and signed by President Clinton on September 30, 1996 included an anticipated special assessment to recapitalize the Savings Association Insurance Fund (SAIF). The
65.7 cents per $100 of qualifying accounts as of March 31, 1995 created a pre-tax expense of $800,000 to the Association. Without the SAIF assessment, net income would have been $2.6 million, return on average assets would have been 1.49%, return on average equity would have been 5.49% and earnings per share would have been $.96 for the fiscal year ended September 30, 1996.

The recapitalization of SAIF is anticipated to reduce the future deposit insurance premiums from 23 cents per $100 of deposits to 6.4 cents per $100 of deposits. The 6.4 cent premium is projected for the years 1997 through 1999, then decreasing further to 2.4 cents from 2000 until 2017, assuming a merger of SAIF and the Bank Insurance Fund (BIF).

Net Interest Income. For the year ended September 30, 1996, net interest income increased by $1.3 million to $7.2 million from $6.0 million for 1995. This reflects an increase of $1.6 million in interest income to $13.9 million from $12.3 million and an increase of $362,000 in interest expense to $6.7 million from $6.3 million. The increase in interest income was primarily due to an increase in total interest-earning assets and a change in asset mix with a higher percentage of loans as compared to investment securities. The increase in interest expense was due to increased interest-bearing liabilities and increased rates paid.

Interest Income. Interest income for the year ended September 30, 1996 increased $1.6 million to $13.9 million from $12.3 million for the year ended September 30, 1995. The $15.9 million increase in average interest-earning assets resulted in an increase in interest income of $1.4 million. The increase in average yield on interest-earning assets provided $221,000 additional interest income in fiscal 1996.

Interest income on loans increased $1.7 million, or 16.32%, to $12.2 million from $10.5 million for the year ended September 30, 1995. Interest income on investment securities, certificates of deposit and other interest-bearing deposits decreased $77,000, or 4.24%, to $1.6 million from $1.7 million for the year ended September 30, 1995. Interest income on loans increased due to increased average balances and increased yields on those balances. Decreases in average balances of investment securities, certificates of deposit and other interest-bearing deposits offset increased yields on those items. This was the result of the changing mix of assets with higher concentration of assets in loans.

Interest Expense. Interest expense for the year ended September 30, 1996 increased $362,000 to $6.7 million from $6.3 million for the year ended September 30, 1995. The increase was due to increased average balances outstanding on interest-bearing liabilities and an increase in the average rate paid on certificates of deposit. Depositors continued their transfer of funds from passbook and checking accounts to higher rate certificates. Average balances in certificates of deposit increased $4.1 million to $98.1 million for the year ended September 30, 1996 from $94.0 million for the prior fiscal year. Average noncertificate balances decreased $3.6 million to $23.6 million from $27.2 million for the prior fiscal year. Interest expense on FHLB advances increased to $187,000 for the year ended September 30, 1996 from $19,000 for the prior year. The Association borrowed $12.3 million in fiscal 1996 compared to $2.0 million for part of fiscal 1995.

Provision for Loan Losses. The Association maintains a program for establishing general loan loss reserves by classifying various components of the loan portfolio by potential risk. Management reviews the composition of the loan portfolio monthly and adjusts the valuation allowance. In addition, the Internal Auditor reviews the general valuation allowance on a quarterly basis and reports the findings to the Board of Directors. During the year ended September 30, 1996, the Association charged $368,000 against earnings as a provision for loan losses compared to $120,000 for the year ended September 30, 1995. This resulted in an allowance for loan losses of $1.4 million, or 0.77% of total loans receivable at September 30, 1996, compared to $994,000, or 0.69% of total loans receivable at September 30, 1995. The ratio increased during fiscal 1996 due to increased land and development loans, consumer loans, construction loans and one- to four-family loans. Land and development loans increased to $9.6 million from $4.1 million, consumer loans increased to $8.3 million from $5.6 million, construction loans increased to $41.6 million from $33.0 million, and one- to four-family loans increased to $109.3 million from $95.0 million. Net charge-offs totaled $9,000 and $2,000 in 1996 and 1995, respectively. While the Association has not experienced any significant charge-offs in the past three years, the allowance for loan losses has been increased to recognize the changing composition of the Association's loan portfolio and the risk associated with different types of loans.

The Association had $2.3 million in loans classified as substandard, doubtful or loss at September 30, 1996, compared to $1.8 million at September 30, 1995.

Management will continue to monitor its allowances for loan losses and make future additions to the allowance through provision for loan losses as economic conditions dictate. Although the Association maintains its allowance for loan losses at a level which it considers to be adequate to provide for potential losses, there can be no assurance that future losses will not exceed estimated amounts or that additional provisions for loan losses will not be required in future periods.

Noninterest Income. For the year ended September 30, 1996, noninterest income was $222,000 compared to $227,000 for the year ended September 30, 1995. Loan service charges, which consist primarily of late charges on loans receivable, were $61,000 and $58,000 for fiscal 1996 and 1995, respectively. The increase is primarily due to the increase in the number of loans outstanding. Service charges on transaction accounts were $55,000 and $58,000 for fiscal 1996 and 1995, respectively. The decrease is due to fewer NOW accounts and a corresponding decline in the service charges associated with the maintenance of such accounts. Commissions from insurance sales by the Association's service corporation were $22,000 and $24,000 for fiscal 1996 and 1995. Gains on the sale of loans originated for sale were $17,000 and $19,000 for fiscal 1996 and 1995, respectively. There were no gains or losses on sales of equity securities in fiscal 1996 compared to a net loss of $4,000 in fiscal 1995. A patronage dividend of $40,000 was received in 1996 from a cooperative service bureau compared to $52,000 in 1995.

Noninterest Expense. Noninterest expense increased $1.3 million, or 50.7%, to $3.8 million for the year ended September 30, 1996 from $2.5 million for the year ended September 30, 1995. Compensation, payroll taxes and fringe benefits expense increased $220,000 in fiscal 1996 compared to 1995. Expenses associated with the RRP adopted January 29, 1996 were $186,000. There was no related expense in 1995. ESOP expenses increased $122,000 for fiscal 1996 to

$425,000. The increase was due to more shares allocated and a higher average monthly price in 1996 compared to 1995. Cash compensation increased $89,000 in fiscal 1996 to $1.24 million from $1.15 million in 1995. The increase was due to more employees, raises to existing employees and an increase in incentive bonuses. Payroll taxes and other fringe benefits increased $19,000 due to increased compensation. In accordance with SFAS No. 91, the Association defers certain direct loan origination and modification costs and amortizes these costs as an adjustment to yield. The Association has deferred $100,000 more in compensation costs for fiscal 1996 than 1995. In fiscal 1995, the Association accrued bonus expense of $94,000. There was no related expense in fiscal 1996. Occupancy expense increased $22,000 in fiscal 1996 to $209,000 from $187,000 in 1995. The increase was primarily due to increased depreciation on new equipment during the year. Federal insurance premiums increased $799,000 to $1.1 million from $283,000 for 1995. The increase was primarily due to the special SAIF assessment. Other operating expenses increased to $585,000 for fiscal 1996 from $390,000 in fiscal 1995. The increase was primarily due to increased expenses as a publicly-owned stock institution.

Income Taxes. Income taxes decreased to $1.2 million for fiscal 1996 from $1.3 million in fiscal 1995. The decrease was due to a decrease in taxable income for 1996 as compared to 1995.

Comparison of Operating Results for the Years Ended September 30, 1995 and
--------------------------------------------------------------------------
September 30, 1994
------------------

General. Net earnings for the year ended September 30, 1995 increased by $755,000, or 48.7%, to $2.3 million from $1.5 million for the year ended September 30, 1994. The increase was primarily due to the combined effects of a $1.0 million increase in net interest income, a $132,000 decrease in the provision for loan losses, a $41,000 increase in noninterest income, offset by a $60,000 increase in noninterest expense, and a $378,000 increase in income taxes. For the years ended September 30, 1995 and 1994, the returns on average assets were 1.45% and 1.08%, respectively, while the returns on average equity were 6.62% and 8.26%, respectively.

Net Interest Income. For the year ended September 30, 1995, net interest income increased by $1.0 million to $6.0 million from $5.0 million for 1994. This reflects an increase of $1.6 million in interest income to $12.3 million from $10.7 million and an increase of $607,000 in interest expense to $6.3 million from $5.7 million. The increase in interest income was primarily due to an increase in the ratio of average interest-earning assets to average interest-bearing liabilities to 127.8% in 1995 from 115.1% in 1994. The increase in the ratio was due primarily to the deployment of the $29.4 million of net proceeds from the Company's stock conversion. The average net interest rate spread declined to 2.71% for the year ended September 30, 1995 from 2.89% for the year ended September 30, 1994. The decline is attributed to the average yield on interest-bearing liabilities increasing more rapidly than the yield on interest-earning assets during the year ended September 30, 1995. In addition, the net proceeds of the conversion were invested in short-term assets with yields that were below yields on existing assets of the Association.

Interest Income. Interest income for the year ended September 30, 1995 increased $1.6 million to $12.3 million from $10.7 million for the year ended September 30, 1994. The $13.7 million increase in average interest-earning assets resulted in an increase in interest income of $1.1 million in fiscal 1995. The increase in average yield on interest-earning assets provided $519,000 additional interest income in fiscal 1995.

The primary reason for interest income increasing was interest on loans receivable increasing by $1.1 million, or 12.13%, to $10.5 million for the year ended September 30, 1995 from $9.3 million for the year ended September 30, 1994, and interest on investment securities increasing by $466,000, or 64.36%, to $1.2 million for the year ended September 30, 1995 from $724,000 for the year ended September 30, 1994. Interest income increases from both loans and investments were due to volume increases, from investment of the proceeds from the stock conversion, and increases in the respective average yields in 1995 compared with 1994.

Interest Expense. Interest expense for the year ended September 30, 1995 increased $607,000 to $6.3 million from $5.7 million for the year ended September 30, 1994. The increase was primarily due to the weighted average interest rate on interest-bearing liabilities increasing to 5.20% in 1995 from 4.64% in 1994. With general interest rates increasing from April 1994 through December 1994, depositors transferred funds from passbook and checking accounts to higher rate certificates. Average balances in certificates of deposits increased $4.5 million to $94.0 million for the year ended September 30, 1995 from $89.5 million for the year ended September 30, 1994. Average noncertificate balances decreased $6.3 million to $27.2 million for the year ended September 30, 1995 from $33.5 million for the year ended September 30, 1994. The Association borrowed up to $2.0 million from the FHLB of Des Moines in January 1995 to meet short-term cash needs, on which $19,000 interest was paid. Those advances were repaid in full during March 1995. There were no FHLB advances during fiscal 1994.

Provision for Loan Losses. The Association maintains a program for establishing general loan loss reserves by classifying various components of the loan portfolio by potential risk. Management reviews the composition of the loan portfolio monthly and adjusts the valuation allowances. Quarterly, the Internal Auditor/Compliance Officer reviews the general valuation allowances for adequacy and reports the findings to the Board of Directors. During the fiscal year ended September 30, 1995, the Association charged $120,000 against earnings as a provision for loan losses compared to a provision of $252,000 for the year ended September 30, 1994. This resulted in an allowance for loan losses of $994,000, or .69% of total loans receivable at September 30, 1995, compared to $876,000, or .69% of total loans receivable at September 30, 1994. The allowance for loan losses as a percentage of nonperforming loans increased to 74.5% at September 30, 1995 from 71.5% at September 30, 1994. The ratio increased during fiscal 1995 due to increased construction lending which is assigned a higher risk factor. Total construction loans increased to $33.0 million at September 30, 1995 compared to $25.2 million at September 30, 1994. The fiscal 1995 net charge-offs against general valuation allowances totaled $2,000 and the net charge-offs for fiscal 1994 were $13,000. While the Association has not experienced any significant charge-offs in the past three years, the decision was made to increase the allowance for loan losses based on a more refined evaluation process which, in management's view, more fully recognizes the changing composition of the Association's loan portfolio and the inherent risk associated with different types of loans.

The Association had $1.8 million in loans classified as substandard, doubtful or loss at both September 30, 1995 and 1994.

Management will continue to monitor its allowance for loan losses and make future additions to the allowance through the provision for loan losses as economic conditions dictate. Although the Association maintains its allowance for loan losses at a level which it considers to be adequate to provide for potential losses, there can be no assurance that future losses will not exceed estimated amounts or that additional provisions for loan losses will not be required in future periods.

Noninterest Income. For the year ended September 30, 1995, noninterest income was $227,000 compared with $186,000 for the year ended September 30, 1994. Included in noninterest income is loan service charges which consist primarily of late charges on loans receivable of $58,000 and $60,000 for fiscal 1995 and 1994, respectively, and service charges on transaction accounts of $58,000 and $65,000 for fiscal 1995 and 1994, respectively. The respective decreases occurred largely as a result of a decline in delinquencies and late fees as well as a decline in the number of NOW accounts and a corresponding decline in the service charges associated with the maintenance of such accounts. Commissions from insurance sales by the Association's service corporation of $24,000 and $20,000 for fiscal 1995 and 1994 and gains on the sale of loans originated for sale of $20,000 and $18,000 for fiscal 1995 and 1994 are included as other income. During 1995, gains versus losses on the sales of equity securities netted a loss of $4,000 compared to a profit of $7,000 during 1994. A patronage dividend of $52,000 was received in 1995 from a cooperative service bureau, which compares with $1,000 during 1994.

Noninterest Expense. Noninterest expense increased by $60,000, or 2.5%, to $2.5 million for the year ended September 30, 1995 from $2.4 million for the year ended September 30, 1994. Compensation, payroll taxes and fringe benefits expense increased $70,000 in fiscal 1995 over fiscal 1994. ESOP expense for 1995 was $302,000, an increase of $243,000 over the $59,000 pension plan expense for 1994. The Association also accrued employee bonuses of $94,000 during 1995, which had previously been expensed when paid. Adoption by the Association in fiscal 1994 of a supplemental retirement plan for members of the board, created an initial one-time charge of $380,000 reflecting past service costs. Federal insurance premiums remained consistent at $283,000 for 1995 compared with $282,000 for 1994. All other operating expenses combined increased $11,000 to $786,000 in fiscal 1995 from $775,000 in fiscal 1994.

Income Taxes. Income taxes increased by $378,000 to $1.3 million during the year ended September 30, 1995 from $894,000 for the year ended September 30, 1994, primarily due to an increase in income before income taxes. The effective tax rates were 35.6% and 36.6% for fiscal 1995 and 1994.

Interest Rate Sensitivity
-------------------------

Net Portfolio Value. Since 1982, the Association has measured its interest rate sensitivity by computing the gap between the assets and liabilities which were expected to mature or reprice within certain periods based on historically gathered assumptions regarding loan prepayment and deposit decay rates. In addition, the Association has during recent years computed the amounts by which the net present value of the Association's cash flows from assets, liabilities and off-balance sheet items, if any (the institution's net portfolio value, or "NPV"), would change in the event of a range of assumed changes in market interest rates. These computations estimate the effect on the Association's NPV of instantaneous and permanent 1% to 4% increases and decreases in market interest rates. The Board of Directors has established maximum increases and decreases in NPV. The following schedule indicates the Board limits and the estimates of projected changes in NPV in the event of 1%, 2%, 3% and 4% instantaneous and permanent increases and decreases in market interest rates, respectively. The changes in portfolio value are provided from an OTS report of the Association at September 30, 1996.


                                                      At September 30, 1996
                                                        Percent Change in
  Change in Market Interest Rate      Board Limit      Net Portfolio Value
----------------------------------    ------------    ----------------------

+4%                                           -40%                    -21.0%
+3                                            -30                     -15.0
+2                                            -20                      -9.0
+1                                            -10                      -3.0
-                                               -                         -
-1                                             -5                       1.0
-2                                             -5                      -1.0
-3                                             -5                      -2.0
-4                                             -5                      -2.0

Computations of prospective effects of hypothetical interest rate changes are based on numerous assumptions, including relative levels of market interest rates, loan prepayments and deposit run-offs, and should not be relied upon as indicative of actual results. Further, the computations do not contemplate any actions the Association may undertake in response to changes in interest rates.

Certain shortcomings are inherent in the method of analysis presented in both the computation of NPV and in an analysis of the maturing and repricing of interest-earning assets and interest-bearing liabilities. Although certain assets and liabilities may have similar maturities or periods within which they will reprice, they may react differently to changes in market interest rates. The interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, adjustable-rate mortgages have features which restrict changes in interest rates on a short-term basis and over the life of the asset. The proportion of adjustable-rate loans could be reduced in future periods if market interest rates would decrease and remain at lower levels for a sustained period, due to increased refinance activity. Further, in the event of a change in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed in the table. Finally, the ability of many borrowers to service their adjustable-rate debt may decrease in the event of a sustained interest rate increase.

Liquidity and Capital Resources
-------------------------------

The Association's primary sources of funds are deposits, repayments on and sales of loans, FHLB advances, the maturity of investment securities and interest income. Although maturity and scheduled amortization of loans are relatively predictable sources of funds, deposit flows and prepayments on loans are influenced significantly by general interest rates, economic conditions and competition.

The primary investing activity of the Association is the origination of loans to be held for investment. For the fiscal years ended September 30, 1996 and 1995, the Association originated loans for portfolio in the amounts of $98.1 million and $66.8 million, respectively. Purchases of loans during these periods totaled $882,000 and $26,000, respectively. The Association also originates loans for sale. For the fiscal years ended September 30, 1996 and 1995, the Association originated $1.5 million and $1.1 million, respectively, of mortgage loans for sale. For the fiscal years ended September 30, 1996 and 1995, these activities were funded primarily by principal repayments of $67.5 million and $48.5 million, respectively, proceeds from the sale of loans of $1.5 million and $1.1 million, respectively, and FHLB advances of $12.3 million in fiscal 1996.

The Association is required to maintain minimum levels of liquid assets under OTS regulations. Savings institutions are required to maintain an average daily balance of liquid assets (including cash, certain time deposits, certain bankers' acceptances, certain corporate debt securities and highly rated commercial paper, securities of certain mutual funds and specified U. S. government, state or federal agency obligations) of not less than 5.0% of its average daily balance of net withdrawal accounts plus short-term borrowings. It is the Association's policy to maintain its liquidity portfolio in excess of regulatory requirements. The Association's eligible liquidity ratios were 6.43% and 18.63%, respectively, at September 30, 1996 and 1995.

The Company's most liquid assets are cash and cash equivalents, which include short-term investments. The levels of these assets are dependent on the operating, financing, lending and investing activities during any given period. At September 30, 1996 and 1995, cash and cash equivalents were $3.8 million and $3.3 million, respectively. The increase in cash and cash equivalents in 1996 compared to 1995 results primarily from sources of cash receipts and the use of cash to fund loans and investments. The principal components of cash provided during the fiscal year ended September 30, 1996 were FHLB advances and maturing investments. Additional sources of cash include loan repayments, sales of loans and deposit activity.

Liquidity management for the Company is both an ongoing and long-term function of the asset/liability management strategy. Excess Association funds generally are invested in overnight deposits at the FHLB of Des Moines. Should the Association require funds beyond its ability to generate them internally, additional sources of funds are available through FHLB of Des Moines advances. During fiscal 1996, the Association borrowed $12.3 million in FHLB advances. The Association borrowed $2.0 million in FHLB advances to meet cash flow needs in January 1995, repaying those advances in full during March 1995. During the last several years, loan originations have exceeded savings inflows, loan repayments and cash provided by operations. Prior to fiscal year 1996, the excess resulted in reductions in the investment securities portfolio and total liquidity. To maintain liquidity above the required minimum, it is anticipated that FHLB advances will continue to supplement projected savings inflows and loan repayments to fund continued loan demand.

At September 30, 1996, the Association had outstanding loan commitments of $6.7 million, unused lines of credit of $1.5 million, and undisbursed loan funds in process of approximately $19.5 million. Construction of the new home office building in Cameron continues. Completion is expected in March 1997. Estimated construction costs are $4.2 million, of which approximately $2.1 million has been disbursed. In November 1996, the Association commenced a plan to purchase a parcel of land for $850,000 in Liberty, Missouri for the purpose of building a branch location and development and sale of the adjoining lots. It is expected that the construction costs of the new branch will be $1.0 million with completion expected in December 1997. The Association anticipates it will have sufficient funds available to meet its current loan commitments, including loan applications received and in process prior to the issuance of firm commitments and building costs. Certificates of deposit which are scheduled to mature in one year or less at September 30, 1996 were $49.5 million. Management believes that a significant portion of such deposits will remain with the Association.

At September 30, 1996, the Association had tangible capital of $32.9 million, or 18.9% of total adjusted assets, which is approximately $30.3 million above the minimum requirement of 1.5% of adjusted total assets in effect on that date.
The Association had core capital of $32.9 million, or 18.9% of adjusted total assets, which is $27.7 million above the minimum leverage ratio of 3.0% in effect on that date. The Association had total risk-based capital of $33.1 million and total risk-weighted assets of $117.3 million, or total capital of 28.3% of risk-weighted assets. This was $23.8 million above the 8.0% requirement in effect on that date.

The deposits of savings associations such as the Association are presently insured by the SAIF which along with the BIF is one of the two insurance funds administered by the FDIC. On September 30, 1996, President Clinton signed into law the fiscal year 1997 Omnibus Appropriations Bill which included the Deposit Insurance Funds Act of 1996. Provisions of the bill included a one-time assessment on SAIF-insured deposits. The Association's assessment of $800,000 was recorded in the 1996 consolidated financial statements. Following the recapitalization, SAIF premiums will be reduced to the same level as for BIF deposits.

Separately, Financing Corporation (FICO) bond payments will be shared by SAIF and BIF-insured financial institutions with SAIF-insured institutions paying 80% of the annual cost and BIF-insured institutions paying 20% of the annual cost through December 31, 1999, after which assessments will be paid on a pro rata basis. Until then, the FICO assessment will be 1.3 basis points for banks versus 6.4 basis points for thrifts per $100 of deposits. Previously, the minimum combined SAIF and FICO assessments for thrifts had been 23 basis points. Although the special one-time assessment significantly increased noninterest expense for the current year, the anticipated reduction in the premium schedule will reduce the Association's federal insurance premiums for future periods.

Recent Accounting Developments
------------------------------

SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of," is effective for the fiscal year beginning October 1, 1996. The statement requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss is recognized if the sum of the expected future cash flow is less than the carrying amount of the asset. Management does not expect the implementation of SFAS No. 121 to have a material impact on the Company's consolidated financial position or results of operations.

SFAS No. 122, "Accounting for Mortgage Servicing Rights," will be effective for the Company for the year beginning October 1, 1996 and generally requires entities that sell or securitize loans and retain the mortgage servicing rights to allocate the total costs of the mortgage loans to the mortgage servicing right and the loan based on their relative fair value. Costs allocated to mortgage servicing rights should be recognized as a separate asset and amortized over the period of estimated net servicing income and evaluated for impairment based on fair value. The adoption of this statement is not expected to have a material effect on the consolidated financial statements.

SFAS No. 123, "Accounting for Stock-based Compensation," established optional financial accounting and reporting standards for stock-based employee compensation plans. These plans include all arrangements by which employees receive shares of stock or other equity investments of the employer or the employer incurs liabilities to employees in amounts based on the price of the employers stock. This statement also applies to transactions in which an entity issues its equity instruments to acquire goods or services from nonemployees. This statement is effective for fiscal years beginning after December 15, 1995. The Company does not expect to adopt the optional accounting method.

SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," supersedes SFAS No. 122 and will be effective for all transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996. This statement provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities based on consistent application of a financial-components approach that focuses on control. It distinguishes transfers of financial assets that are sales from transfers that are secured borrowings.

Under the financial-components approach, after a transfer of financial assets, an entity recognizes all financial and servicing assets it controls and liabilities it has incurred and derecognizes financial assets it no longer controls and liabilities that have been extinguished. The financial-components approach focuses on the assets and liabilities that exist after the transfer. Many of these assets and liabilities are components of financial assets that existed prior to the transfer. If a transfer does not meet the criteria for a sale, the transfer is accounted for as a secured borrowing with pledge of collateral. Management does not expect the implementation of SFAS No. 125 to have a material impact on the Company's consolidated financial position or results of operations.

Impact of Inflation and Changing Prices
---------------------------------------

The audited Consolidated Financial Statements and Notes thereto presented herein have been prepared in accordance with generally accepted accounting principles. These principles generally require the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation.

The primary assets and liabilities of the Company and savings institutions such as the Association are monetary in nature. As a result, interest rates have a more significant impact on the Association's performance than the effects of general levels of inflation. Interest rates, however, do not necessarily move in the same direction or with the same magnitude as the prices of goods and services, since such prices are affected by inflation. In a period of rapidly rising interest rates, the liquidity and maturity structure of the Association's assets and liabilities are critical to the maintenance of acceptable performance levels.

The principal effect of inflation, as distinct from levels of interest rates, on the Association's earnings is in the area of noninterest expense. Expense items such as employee compensation and benefits, occupancy and equipment costs may be subject to increases as a result of inflation. An additional effect of inflation is the possible increase in the dollar value of the collateral securing loans made by the Association. The Association is unable to determine the extent, if any, to which the properties securing its loans have appreciated in dollar value due to inflation.

[LOGO OF KPMG PEAT MARWICK LLP APPEARS HERE]


                         INDEPENDENT AUDITORS' REPORT
                         ----------------------------



The Board of Directors
Cameron Financial Corporation:


We have audited the accompanying consolidated balance sheets of Cameron Financial Corporation and subsidiary (the Company) as of September 30, 1996 and 1995 and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the years in the three-year period ended September 30, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Cameron Financial Corporation and subsidiary as of September 30, 1996 and 1995 and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 1996, in conformity with generally accepted accounting principles.



                                                           KPMG Peat Marwick LLP


Kansas City, Missouri
November 22, 1996

                 CAMERON FINANCIAL CORPORATION AND SUBSIDIARY

                          Consolidated Balance Sheets

                          September 30, 1996 and 1995

                               Assets                                             1996            1995
                               ------                                             ----            ----
Cash and cash equivalents                                                    $   3,783,000       3,315,000
Certificates of deposit in other financial institutions                          2,500,000       8,611,000
Investment securities held-to-maturity (estimated fair value of
   $18,249,000 in 1996 and $26,497,000 in 1995) (note 3)                        18,297,000      26,473,000
Mortgage-backed securities held-to-maturity                                         13,000          17,000
Loans receivable, net (notes 4 and 8)                                          154,444,000     129,740,000
Accrued interest receivable:
   Loans and mortgage-backed securities                                          1,090,000         847,000
   Investment securities                                                           206,000         397,000
   Certificates of deposit                                                           --              3,000
Office properties and equipment, net (note 6)                                    2,874,000         699,000
Stock in Federal Home Loan Bank (FHLB) of Des Moines, at cost                    1,259,000       1,235,000
Deferred income taxes (note 9)                                                     611,000         208,000
Other assets (notes 5 and 10)                                                    1,269,000       1,532,000
                                                                               -----------     -----------
                                                                             $ 186,346,000     173,077,000
                                                                               ===========     ===========

                    Liabilities and Stockholders' Equity
                    ------------------------------------

Liabilities
   Savings deposits (note 7)                                                 $ 123,108,000     121,280,000
   Borrowings from the FHLB (note 8)                                            12,250,000         --
   Advance payments by borrowers for property taxes and insurance                1,729,000       1,628,000
   Accrued interest payable on savings deposits                                    141,000         155,000
   Accrued expense and other liabilities                                         1,989,000         997,000
   Current income taxes payable                                                    314,000         290,000
                                                                               -----------     -----------
             Total liabilities                                                 139,531,000     124,350,000
                                                                               -----------     -----------
Stockholders' equity (notes 1 and 2):
   Serial preferred stock, $0.1 par; 2,000,000 shares authorized;
     none issued or outstanding                                                   --               --
   Common stock, $.01 par; 10,000,000 shares authorized;
     3,026,928 shares issued                                                        30,000          30,000
   Additional paid-in-capital                                                   29,622,000      29,476,000
   Retained earnings, substantially restricted (note 9)                         22,756,000      21,398,000
   Unearned employee benefits (note 10)                                         (3,082,000)     (2,177,000)
   Treasury stock; 177,248 shares of common stock at cost                       (2,511,000)        --
                                                                               -----------     -----------
             Total stockholders' equity                                         46,815,000      48,727,000

Commitments (notes 4 and 12)                                                   -----------     -----------
                                                                             $ 186,346,000     173,077,000
                                                                               ===========     ===========


See accompanying notes to consolidated financial statements.

                 CAMERON FINANCIAL CORPORATION AND SUBSIDIARY

                      Consolidated Statements of Earnings

                           Years ended September 30


                                                                           1996           1995           1994
                                                                           ----           ----           ----
Interest income:
    Loans                                                            $ 12,181,000     10,472,000      9,339,000
    Investment securities                                               1,319,000      1,190,000        724,000
    Mortgage-backed securities                                              2,000          2,000          2,000
    Certificates of deposit and other                                     419,000        625,000        597,000
                                                                       ----------     ----------     ----------
                Total interest income                                  13,921,000     12,289,000     10,662,000
                                                                       ----------     ----------     ----------
Interest expense:
    Savings deposits (note 7)                                           6,492,000      6,298,000      5,710,000
    Borrowed money                                                        187,000         19,000          -
                                                                       ----------     ----------     ----------
                Total interest expense                                  6,679,000      6,317,000      5,710,000
                                                                       ----------     ----------     ----------

                Net interest income                                     7,242,000      5,972,000      4,952,000

Provision for loan losses (note 4)                                        368,000        120,000        252,000
                                                                       ----------     ----------     ----------
                Net interest income after provision for loan losses     6,874,000      5,852,000      4,700,000
                                                                       ----------     ----------     ----------

Noninterest income:
    Loan and deposit service charges                                      130,000        131,000        136,000
    (Loss) gain on sale of investment securities                            -             (4,000)         7,000
    Other income                                                           92,000        100,000         43,000
                                                                       ----------     ----------     ----------
                Total noninterest income                                  222,000        227,000        186,000
                                                                       ----------     ----------     ----------
Noninterest expense:
    Compensation, payroll taxes and fringe benefits (note 10)           1,665,000      1,445,000      1,375,000
    Occupancy expense                                                     209,000        187,000        160,000
    Data processing                                                       151,000        129,000        120,000
    Federal deposit insurance premiums (note 11)                        1,082,000        283,000        282,000
    Advertising                                                            81,000         67,000         56,000
    Loss (income) on real estate owned, net                                (1,000)         2,000         (6,000)
    Other operating expenses                                              585,000        390,000        456,000
                                                                       ----------     ----------     ----------
                 Total noninterest expense                              3,772,000      2,503,000      2,443,000
                                                                       ----------     ----------     ----------

                 Earnings before income taxes                           3,324,000      3,576,000      2,443,000

Income taxes (note 8)                                                   1,214,000      1,272,000        894,000
                                                                       ----------     ----------     ----------
                 Net earnings                                        $  2,110,000      2,304,000      1,549,000
                                                                       ==========     ==========     ==========

Net earnings per share (note 2)                                      $       0.77           0.83          -
                                                                       ==========     ==========     ==========

Average common shares outstanding                                    $  2,740,759      2,784,906          -
                                                                       ==========     ==========     ==========


See accompanying notes to consolidated financial statements.

                 CAMERON FINANCIAL CORPORATION AND SUBSIDIARY

                Consolidated Statements of Stockholders' Equity

                           Years ended September 30

                                                                                                                       Net
                                                                                  Additional                     unrealized loss
                                                                     Common         paid-in         Retained      on marketable
                                                                      stock         capital         earnings    equity securities
                                                                      -----         -------         --------    -----------------
Balance at September 30, 1993                                      $    --             --          17,742,000          (2,000)
Net earnings                                                            --             --           1,549,000            --
Change in gain (loss) on marketable equity securities                   --             --              --             (22,000)
                                                                     -------      -----------     -----------     -----------
Balance at September 30, 1994                                           --             --          19,291,000         (24,000)
October 1, 1994 adoption of SFAS No. 115                                --             --              --              24,000
Sale of common stock, net of offering cost of $821,000                30,000       29,418,000          --                --
Unearned ESOP shares                                                    --             --              --                --
Net earnings                                                            --             --           2,304,000            --
Dividend declared ($.07 per share)                                      --             --            (197,000)           --
Allocation of ESOP shares                                               --             58,000          --                --
Change in gain (loss) on available for sale securities                  --             --              --                --
                                                                     -------      -----------     -----------     -----------
Balance at September 30, 1995                                         30,000       29,476,000      21,398,000            --
January 29, 1996 adoption of Recognition and
  Retention Plan (RRP) (note 10)                                       1,000        1,398,000          --                --
Amortization of RRP, net of forfeitures                                 --             --              --                --
Net earnings                                                            --             --           2,110,000            --
Dividend declared ($.28) per share)                                     --             --            (752,000)           --
Allocation of ESOP shares                                               --            124,000          --                --
Purchase of treasury stock                                              --             --              --                --
Retirement of treasury stock                                          (1,000)      (1,376,000)         --                --
                                                                     -------      -----------     -----------     -----------
Balance at September 30, 1996                                      $  30,000       29,622,000      22,756,000            --
                                                                     =======      ===========     ===========     ===========


                                                                    Net gain
                                                                   (loss) on        Unearned
                                                                 available-for-     employee       Treasury
                                                                 sale securities    benefits         stock           Total
                                                                 ---------------    --------       --------          -----
Balance at September 30, 1993                                      $    --             --              --          17,740,000
Net earnings                                                            --             --              --           1,549,000
Change in gain (loss) on marketable equity securities                   --             --              --             (22,000)
                                                                     -------      -----------     -----------     -----------
Balance at September 30, 1994                                           --             --              --          19,267,000
October 1, 1994 adoption of SFAS No. 115                               2,000           --              --              26,000
Sale of common stock, net of offering cost of $821,000                  --             --              --          29,448,000
Unearned ESOP shares                                                    --         (2,422,000)         --          (2,422,000)
Net earnings                                                            --             --              --           2,304,000
Dividend declared ($.07 per share)                                      --             --              --            (197,000)
Allocation of ESOP shares                                               --            245,000          --             303,000
Change in gain (loss) on available for sale securities                (2,000)          --              --              (2,000)
                                                                     -------      -----------     -----------     -----------
Balance at September 30, 1995                                           --         (2,177,000)         --          48,727,000
January 29, 1996 adoption of Recognition and
  Retention Plan (RRP) (note 10)                                        --         (1,399,000)
Amortization of RRP, net of forfeitures                                 --            193,000          (7,000)        186,000
Net earnings                                                            --             --              --           2,110,000
Dividend declared ($.28) per share)                                     --             --              --            (752,000)
Allocation of ESOP shares                                               --            301,000          --             425,000
Purchase of treasury stock                                              --             --          (3,881,000)     (3,881,000)
Retirement of treasury stock                                            --             --           1,377,000            --
                                                                     -------      -----------     -----------     -----------
Balance at September 30, 1996                                      $    --         (3,082,000)     (2,511,000)     46,815,000
                                                                     =======      ===========     ===========     ===========

See accompanying notes to consolidated financial statements.

                 CAMERON FINANCIAL CORPORATION AND SUBSIDIARY

                    Consolidated Statements of Cash Flows

                           Years ended September 30

                                                                     1996           1995           1994
                                                                     ----           ----           ----
Cash flows from operating activities:
   Net earnings                                                $    2,110,000      2,304,000      1,549,000
   Adjustments to reconcile net earnings to cash
      provided by operating activities:
         Depreciation and amortization                                 50,000          7,000         50,000
         Provision for loan losses                                    368,000        120,000        252,000
         Provision for losses on real estate owned                     -              -               1,000
         Amortization of RRP and allocation of ESOP shares            611,000        303,000         -
         Deferred income taxes                                       (403,000)        64,000       (183,000)
         (Gain) loss on sales of real estate owned                     (3,000)         1,000        (22,000)
         Loss on sale of fixed assets                                  -               1,000         -
         Loss (gain) on sales of investment securities                 -               4,000         (7,000)
         Stock dividend received on FHLB stock                        (24,000)        -              -
         Amortization of deferred loan fees                          (397,000)      (321,000)      (275,000)
         Proceeds from sales of loans held for sale                 1,549,000      1,121,000      2,574,000
         Origination of loans held for sale                        (1,450,000)    (1,184,000)    (2,556,000)
         Gain on sale of loans held for sale                          (17,000)       (19,000)       (18,000)
         Changes in assets and liabilities:
            Accrued interest receivable                               (49,000)      (307,000)       (72,000)
            Other assets                                              333,000       (118,000)       (15,000)
            Accrued interest payable                                  (14,000)        29,000         13,000
            Accrued expenses and other liabilities                  1,003,000        118,000        287,000
            Current income taxes payable                               24,000        133,000        (37,000)
                                                                   ----------     ----------    -----------
                Cash provided by operating activities               3,691,000      2,256,000      1,541,000
                                                                   ----------     ----------    -----------

Cash flows from investing activities:
   Net increase in loans receivable                               (23,938,000)   (15,451,000)    (3,431,000)
   Purchase of loans receivable                                      (882,000)       (26,000)      (373,000)
   Mortgage-backed securities principal repayments                      4,000          3,000          9,000
   Maturities of investment securities held-to-maturity            12,751,000      2,560,000      2,555,000
   Purchase of investment securities held-to-maturity              (4,541,000)   (14,528,000)    (7,088,000)
   Proceeds from sale of investment securities
    available-for-sale                                                 -           1,870,000         -
   Proceeds from the sale of marketable equity securities              -              -              57,000
   Net decrease in certificates of deposit in other
    financial institutions                                            991,000      5,050,000        894,000
   Net proceeds from sales of real estate owned                         2,000         -             227,000
   Purchase of life insurance policies                                 -          (1,270,000)        -
   Additions and improvements to real estate owned                     (7,000)        -             (76,000)
   Purchase of office properties and equipment                     (2,259,000)      (126,000)      (462,000)
                                                                   ----------     ----------    -----------
                Net cash used in investing activities          $  (17,879,000)   (21,918,000)    (7,688,000)
                                                                   ----------     ----------    -----------

                                                                                                 (Continued)

                                                     23

                 CAMERON FINANCIAL CORPORATION AND SUBSIDIARY

                                                                               1996                1995                1994
Cash flows from financing activities:                                          ----                ----                ----
   Proceeds from sale of common stock, net of costs of issuance        $       -               27,026,000              -
   Net increase (decrease) in NOW, passbook and money market
     demand amounts                                                           139,000          (7,864,000)         (1,090,000)
   Net increase in certificate accounts                                     1,689,000           6,034,000           1,822,000
   Net increase (decrease) in advance payments by borrowers
     for taxes and insurance                                                  101,000             149,000             (36,000)
   Proceeds from Federal Home Loan Bank advances                           12,250,000           2,500,000              -
   Repayment of Federal Home Loan Bank advances                                -               (2,500,000)             -
   Dividends paid                                                            (762,000)             -                   -
   Purchase of treasury stock                                              (3,881,000)             -                   -
                                                                          -----------          ----------          ----------
             Net cash provided by financing activities                      9,536,000          25,345,000             696,000
                                                                          -----------          ----------          ----------

             Net (decrease) increase in cash                               (4,652,000)          5,683,000          (5,451,000)

Cash and cash equivalents at beginning of year                             10,935,000           5,525,000          10,703,000
                                                                          -----------          ----------          ----------
Cash and cash equivalents at end of year                               $    6,283,000          10,935,000           5,252,000
                                                                          -----------          ----------          ----------
Supplemental disclosure of cash flow information:
   Cash paid during the year for income taxes                          $    1,594,000           1,061,000           1,114,000
                                                                          -----------          ----------          ----------
   Cash paid during the year for interest                              $    6,505,000           6,268,000           5,697,000
                                                                          -----------          ----------          ----------
Supplemental schedule of noncash investing and financing activities:
   Conversion of loans to real estate owned                            $      121,000              63,000             127,000
                                                                          -----------          ----------          ----------
   Conversion of real estate owned to loans                            $       59,000              63,000             257,000
                                                                          -----------          ----------          ----------
   Dividends declared and payable                                      $      186,000             197,000              -
                                                                          -----------          ----------          ----------
   Issuance of unearned ESOP                                           $       -                2,422,000              -
                                                                          -----------          ----------          ----------
   Issuance of unearned RRP shares                                     $    1,399,000              -                   -
                                                                          -----------          ----------          ----------

See accompanying notes to consolidated financial statements.

                 CAMERON FINANCIAL CORPORATION AND SUBSIDIARY

                  Notes to Consolidated Financial Statements

                          September 30, 1996 and 1995


(1)  Conversion and Acquisition of the Association by the Company
     ------------------------------------------------------------

     Cameron Financial Corporation (the Company) was incorporated in December
          1994 for the purpose of becoming the savings and loan holding company of The Cameron Savings & Loan Association, F.A. (the Association) in connection with the Association's conversion from a federally chartered mutual savings and loan to a federally chartered stock savings and loan. Pursuant to its Plan of Conversion, on March 31, 1995, the Company issued and sold 3,026,928 shares of its common stock, in a subscription and community offering to the Association's depositors and borrowers, the Company's employee stock ownership plan, and the general public. Total proceeds of the offering, net of costs and funding the ESOP, were approximately $27,026,000. The Company utilized $14,724,000 of the net proceeds to acquire all of the common stock issued by the Association in connection with its conversion. The remaining proceeds were retained by the Company and invested in government and agency securities.

     The acquisition of the Association by the Company was accounted for in a manner similar to the pooling-of-interests method. Accordingly, the accounting basis of the assets, liabilities and equity accounts of the Association remained the same as prior to the conversion and acquisition and were not adjusted to their fair values, and no purchase accounting adjustments were recorded. All intercompany accounts and transactions are eliminated in consolidation.

     In order to grant priority to eligible account holders in the event of future liquidation, the Association, at the time of conversion established a liquidation account in the amount equal to the Association's capital as of September 30, 1994 ($19,291,000). In the event of the future liquidation of the Association, eligible account holders and supplemental eligible account holders who continue to maintain their deposit accounts shall be entitled to receive a distribution from the liquidation account. The total amount of the liquidation account will be decreased as the balance of the eligible account holders and supplemental eligible account holders is reduced subsequent to the conversion, based on an annual determination of such balances. The Association may not declare or pay a cash dividend to the Company on, or repurchase any of its common stock if the effect thereof would cause the retained earnings of the Association to be reduced below the amount required for the liquidation account. Except for such restrictions, the existence of the liquidation account does not restrict the use or application of the Association's retained earnings.

                                                                     (Continued)

                 CAMERON FINANCIAL CORPORATION AND SUBSIDIARY

                  Notes to Consolidated Financial Statements


(2)  Summary of Significant Accounting Policies
     ------------------------------------------

     (a) Cash and Cash Equivalents
         -------------------------

     For purposes of the statements of cash flows, all short-term investments with a maturity of three months or less at date of purchase are considered cash equivalents. Cash and cash equivalents reflected on the balance sheet include interest earning deposits of $3,333,000 and $3,082,000 at September 30, 1996 and 1995, respectively.

     (b)  Investment Securities
          ---------------------

     The Company and the Association classify their investment securities as held-to-maturity, available-for-sale or trading. Held-to-maturity securities are recorded at amortized cost adjusted for amortization of premiums and accretion of discounts that are recognized in income using the interest method over the period to maturity. Available-for-sale and trading securities are recorded at fair value. Adjustments to record available-for-sale securities at fair value are reflected, net of tax, in equity. At September 30, 1996 and 1995, all of the Company's and Association's investment and mortgage-backed securities are classified as held-to-maturity.

     Gain or loss on the sale of securities is recognized using the specific identification method.

     (c) Provisions for Losses on Loans and Interest Receivable
         ------------------------------------------------------

     Provision for losses on loans receivable are based upon management's estimate of the amount required to maintain an adequate allowance for losses, relative to the risks in the loan portfolio. The estimate is based on reviews of the portfolio, including assessment of the carrying value of the loans to the estimated net realizable value of the related underlying collateral, considering past loss experience, current economic conditions and such other factors which, in the opinion of management, deserve current recognition. The Association is subject to the regulations of certain federal agencies and undergoes periodic examinations by those regulatory authorities. As an integral part of those examinations, the various regulatory agencies periodically review the Association's allowance for loan losses. Such agencies may require the Association to recognize changes to the allowance based on their judgments about information available to them at the time of their examination.

     Accrual of interest income on loans is discontinued for those loans with interest more than ninety days delinquent or sooner if management believes collectibility of the interest is not probable. Management's assessment of collectibility is primarily based on a comparison of the estimated value of underlying collateral to the related loan and accrued interest receivable balances.

                                                                     (Continued)

                 CAMERON FINANCIAL CORPORATION AND SUBSIDIARY

                  Notes to Consolidated Financial Statements


     The Association adopted Statements of Financial Accounting Standards (SFAS)
          No. 114, "Accounting by Creditors for Impairment of a Loan," and SFAS No. 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures," on October 1, 1995. SFAS No. 114, as amended by SFAS No. 118, defines the recognition criteria for loan impairment and the measurement methods for certain impaired loans and loans for which terms have been modified in troubled-debt restructurings (a restructured loan). Specifically, a loan is considered impaired when it is probable a creditor will be unable to collect all amounts due - both principal and interest - according to the contractual terms of the loan agreement. When measuring impairment, the expected future cash flows of an impaired loan are required to be discounted at the loan's effective interest rate. Alternatively, impairment can be measured by reference to an observable market price, if one exists, or the fair value of the collateral for a collateral-dependent loan. Regardless of the historical measurement method used, SFAS No. 114 requires a creditor to measure impairment based on the fair value of the collateral when the creditor determines foreclosure is probable. Additionally, impairment of a restructured loan is measured by discounting the total expected future cash flows at the loan's effective rate of interest as stated in the original loan agreement.

     The Association applies the recognition criteria of SFAS No. 114 to multifamily real estate loans, commercial real estate loans and restructured loans. Smaller balance, homogeneous loans, including one-to-four-family residential and construction loans and consumer loans, are collectively evaluated for impairment. SFAS No. 118 amended SFAS No. 114 to allow a creditor to use existing methods for recognizing interest income on impaired loans. The Association has elected to continue to use its existing nonaccrual methods for recognizing interest on impaired loans. The adoption of SFAS No. 114 and SFAS No. 118 resulted in no adjustment to the allowance for loan losses and did not affect the Association's policies regarding charge-offs or recoveries.

     (d)  Deferred Loan Fees and Costs
          ----------------------------

     Mortgage loan origination fees and direct mortgage loan origination costs are deferred and the net fee or cost is recognized in earnings using the interest method over the contractual life of the loan. Direct loan origination costs for other loans are expensed, as such costs are not material in amount.

     (e)  Loans Held for Sale
          -------------------

     Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or fair value. Net unrealized losses are recognized through a valuation allowance by charges to income. At September 30, 1996, there were no loans held for sale. At September 30, 1995, loans held for sale totaled $82,000. There was no valuation allowance at September 30, 1995.

                                                                     (Continued)

                 CAMERON FINANCIAL CORPORATION AND SUBSIDIARY

                  Notes to Consolidated Financial Statements


     (f)  Real Estate Owned
          -----------------

     Real estate owned includes real estate acquired through, or in lieu of, loan foreclosure and is carried at the lower of cost or estimated fair value less estimated cost to sell. Revenue and expenses from operations and the provision for losses on real estate owned are included in income (loss) on real estate owned in the accompanying consolidated statements of earnings.

     (g)  Office Properties and Equipment
          -------------------------------

     Office properties and equipment are recorded at cost, less accumulated depreciation. Depreciation is provided on office properties and equipment using the straight-line method over the estimated useful lives of the related assets.

     (h)  Stock in Federal Home Loan Bank (FHLB)
          --------------------------------------

     The Association is a member of the FHLB system. As a member, the Association is required to purchase and hold stock in the FHLB of Des Moines in an amount equal to the greater of (a) 1% of unpaid residential loans at the beginning of each year, (b) 5% of FHLB advances, or (c) .3% of total assets. The Association's investment in such stock is recorded at cost.

     (i)  Income Taxes
          ------------

     Deferred tax assets and liabilities are recognized for the future tax consequences attributable to the difference between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

     (j)  Earnings Per Share
          ------------------

     Earnings per share is based upon the weighted average common and common equivalent shares outstanding, less treasury shares and unallocated ESOP shares. Stock options and the shares awarded under the RRP (see note 10) are regarded as common stock equivalents and are therefore considered in both primary and fully diluted earnings per share calculations. Common stock equivalents are computed using the treasury stock method.

     For 1995, earnings per share is based upon the total number of common shares outstanding after the conversion and acquisition described above and are presented as if those shares had been outstanding for the entire year. The 1995 computation does not reflect the pro forma effect of any investment income that would have been earned if the net proceeds from conversion had been received at the beginning of the year.

                                                                     (Continued)

                 CAMERON FINANCIAL CORPORATION AND SUBSIDIARY

                  Notes to Consolidated Financial Statements


     (k)  Use of Estimates
          ----------------

     Management of the Association has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

     (l)  New Account Pronouncements
          --------------------------

     SFAS No. 122, "Accounting for Mortgage Servicing Rights," will be adopted
          October 1, 1996 and generally requires entities that sell or securitize loans and retain the mortgage servicing rights to allocate the total cost of the mortgage loans to the mortgage servicing rights and the loan based on their relative fair value. Costs allocated to mortgage servicing rights should be recognized as a separate asset and amortized over the period of estimated net servicing income and evaluated for impairment based on fair value.

     SFAS No. 123, "Accounting for Stock-Based Compensation," will be adopted by the Company during the fiscal year ending September 30, 1997. This statement establishes financial accounting and reporting standards for stock-based employee compensation plans. These plans include all arrangements by which employees receive shares of stock or other equity investments of the employer or the employer incurs liabilities to employees in amounts based on the price of the employer's stock. This statement also applies to transactions in which an entity issues its equity instruments to acquire goods and services from nonemployees.

     SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," supersedes SFAS No. 122 and will be effective for all transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996. This statement provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities based on consistent application of a financial-components approach that focuses on control. It distinguishes transfers of financial assets that are sales from transfers that are secured borrowings.

     Under the financial-components approach, after a transfer of financial assets, an entity recognizes all financial and servicing assets it controls and liabilities it has incurred and derecognizes financial assets it no longer controls and liabilities that have been extinguished. The financial-components approach focuses on the assets and liabilities that exist after the transfer. Many of these assets and liabilities are components of financial assets that existed prior to the transfer. If a transfer does not meet the criteria for a sale, the transfer is accounted for as a secured borrowing with pledge of collateral.

     Management believes adoption of SFAS Nos. 122, 123 and 125 will not have a material effect on the financial position or results of operations, nor will adoption require additional capital resources.

                                                                     (Continued)

                 CAMERON FINANCIAL CORPORATION AND SUBSIDIARY

                  Notes to Consolidated Financial Statements


(3)  Investment Securities
     ---------------------

     A summary, by maturity dates, of investment securities held-to-maturity at September 30, 1996 follows:

                                                                   Gross                Gross           Estimated
                                                 Amortized       unrealized           unrealized           fair
                                                    cost            gains               losses             value
                                                    ----            -----               ------             -----
United States government and agency
   obligations maturing in less than
   one year                                  $   3,988,000          16,000                (1,000)       4,003,000
United States government and agency
   obligations maturing after one year          12,194,000          41,000              (122,000)      12,113,000
   but within five years
United States government and agency
   obligations maturing after five
   years but within ten years                      500,000               -                (4,000)         496,000
                                                ----------        --------              --------       ----------
                                                16,682,000          57,000              (127,000)      16,612,000
                                                ----------        --------              --------       ----------

Privately issued bonds maturing in:
   2001                                            615,000          41,000                     -          656,000
   2005                                          1,000,000               -               (19,000)         981,000
                                                ----------        --------              --------       ----------
                                                 1,615,000          41,000               (19,000)       1,637,000
                                                ----------        --------              --------       ----------
          Total                              $  18,297,000      $   98,000              (146,000)      18,249,000
                                                ==========        ========              ========       ==========


       A summary, by maturity dates, of investment securities held-to-maturity at September 30, 1995 follows:


                                                                   Gross                Gross           Estimated
                                                 Amortized       unrealized           unrealized           fair
                                                    cost            gains               losses             value
                                                    ----            -----               ------             -----
United States government and agency
   obligations maturing in less than
   one year                                  $   7,389,000          10,000               (23,000)       7,376,000
United States government and agency
   obligations maturing after one year
   but within five years                        17,867,000         152,000              (132,000)      17,887,000
United States government and agency
   obligations maturing after five
   years but within ten years                      500,000               -                (2,000)         498,000
                                                ----------        --------              --------       ----------
                                                25,756,000         162,000              (157,000)      25,761,000
                                                ----------        --------              --------       ----------

Privately issued bonds maturing in:
   1996                                            103,000               -                     -          103,000
   2001                                            614,000          19,000                     -          633,000
                                                ----------        --------              --------       ----------
                                                   717,000          19,000                     -          736,000
                                                ----------        --------              --------       ----------
          Total                              $  26,473,000      $  181,000              (157,000)      26,497,000
                                                ==========        ========              ========       ==========

                                                                     (Continued)

                 CAMERON FINANCIAL CORPORATION AND SUBSIDIARY

                  Notes to Consolidated Financial Statements


     Proceeds from the sale of investment securities for the years ended
          September 30, 1995 and 1994 totaled $1,870,000 and $57,000, respectively, and resulted in gross realized losses of $53,000 and $0 and gross realized gains of $49,000 and $7,000, respectively. There were no sales of investment securities in the year ended September 30, 1996.

(4)  Loans Receivable
     ----------------

     Loans receivable at September 30 are summarized as follows:

                                                          1996            1995
                                                          ----            ----
          Residential real estate loans:
             One to four family                       $109,292,000     94,958,000
             Multifamily                                 2,908,000      3,181,000
             Held for sale                                       -         82,000
          Construction loans, primarily
             single family                              41,646,000     32,956,000
          Land                                           9,605,000      4,106,000
          Commercial real estate                         4,322,000      3,759,000
          Consumer loans                                 8,330,000      5,587,000
                                                      ------------    -----------
                  Total loans receivable               176,103,000    144,629,000

          Less:
             Loans in process                           19,502,000     13,253,000
             Deferred loans fees, net                      804,000        642,000
             Allowance for loan losses                   1,353,000        994,000
                                                      ------------    -----------
                                                      $154,444,000    129,740,000
                                                      ============    ===========

     The Association grants residential and commercial real estate, and other consumer and commercial loans primarily in its lending territory, Clinton County, Missouri and contiguous counties. Although the Association has a diversified loan portfolio, a substantial portion of its borrowers' ability to repay their loans is dependent upon economic conditions in the Association's lending territory.

     The Association makes contractual commitments to extend credit which are subject to the Association's credit monitoring procedures. At September 30, 1996, the Association was committed to originate loans receivable aggregating approximately $6,693,000, including fixed-rate loan commitments of approximately $3,385,000, with interest rates ranging from 7.375% to 8.750%. At September 30, 1996, commitments to sell loans were $140,000. There were no commitments to buy loans.

     At September 30, 1996 and 1995, the Association had loans of $715,000 and
          $946,000, respectively, to various directors, officers and their families. During 1996, $222,000 of new loans were made and repayments totaled $453,000. These loans are made subject to the same interest rates and underwriting standards used to originate loans to other borrowers of the Association.

                                                                     (Continued)

                 CAMERON FINANCIAL CORPORATION AND SUBSIDIARY

                  Notes to Consolidated Financial Statements


     The following is a summary of activity in the allowance for loan losses for the years ended September 30:

                                             1996           1995        1994
                                             ----           ----        ----
      Balance at beginning of year       $  994,000        876,000     637,000
      Provision for loan losses             368,000        120,000     252,000
      Charge-offs                            (9,000)        (2,000)    (13,000)
                                         ----------        -------     -------
      Balance at end of year             $1,353,000        994,000     876,000
                                         ==========        =======     =======

     Loans delinquent ninety days or more at September 30, 1996 and 1995 were approximately $1,478,000 and $1,335,000, respectively, including nonaccrual loans of approximately $769,000 and $560,000, respectively. Interest that would have been recognized on nonaccrual loans under their original terms but for which an allowance has been established amounted to $40,000 and $15,000 at September 30, 1996 and 1995, respectively. The amount that was included in income on such loans was $40,000 and $19,000 for the years ended September 30, 1996 and 1995, respectively.

(5)  Real Estate Owned
     -----------------

     At September 30, 1996 the Association had $70,000 in real estate owned included in other assets in the accompanying balance sheet. At September 30, 1995, the Association had no real estate owned.

(6)  Office Properties and Equipment
     -------------------------------

     At September 30, 1996 and 1995, office properties and equipment consisted of the following:

                                                  1996        1995
                                                  ----        ----
      Land                                   $  428,000      428,000
      Buildings and improvements                127,000      129,000
      Furniture, fixtures and equipment         427,000      263,000
      Construction in progress                2,105,000       54,000
                                             ----------      -------
                                              3,087,000      874,000

      Less accumulated depreciation             213,000      175,000
                                             ----------      -------
                                              2,874,000      699,000
                                             ==========      =======

     The Association is in the process of constructing its new home office building in Cameron, Missouri. Total project costs of the new building is expected to be $4,250,000 with completion expected in March 1997. In November 1996, the Association commenced a plan to purchase a parcel of land for $850,000 in Liberty, Missouri for the purpose of building a branch location and development and sale of the adjoining lots. It is expected that the construction costs of the new branch will be $1,000,000 with completion expected in December 1997. The Association plans to fund the purchase and the construction of both facilities with existing short-term investment securities and cash provided from operations.

                                                                     (Continued)

                 CAMERON FINANCIAL CORPORATION AND SUBSIDIARY

                  Notes to Consolidated Financial Statements


(7)  Savings Deposits
     ----------------

     Savings deposits at September 30, 1996 and 1995 are summarized as follows:

                                                                  1996                            1995
                                                          --------------------           ---------------------
                                       rate               Amount       Percent           Amount        Percent
                                       ----               ------       -------           ------        -------
Balance by interest rate:
 NOW and super
   NOW accounts                         0-2.75%        $  5,294,000        4.3%        $  5,322,000        4.4%
 Passbook accounts                        3.25           11,179,000        9.1           10,415,000        8.6
 Money market
   demand accounts                        3.00            7,494,000        6.1            8,091,000        6.7
                                                        -----------      -----          -----------      -----
                                                         23,967,000       19.5           23,828,000       19.7
                                                        -----------      -----          -----------      -----

 Certificate accounts                   0-3.99%               4,000       -   %              52,000          -
                                     4.00-4.99            1,280,000        1.0            4,884,000        4.0
                                     5.00-5.99           62,586,000       50.8           47,885,000       39.5
                                     6.00-6.99           25,793,000       21.0           30,714,000       25.3
                                     7.00-7.99            7,389,000        6.0           11,651,000        9.6
                                     8.00-8.99            1,923,000        1.6            2,106,000        1.8
                                          9.00              166,000         .1              160,000         .1
                                                        -----------      -----          -----------      -----
                                                         99,141,000       80.5           97,452,000       80.3
                                                        -----------      -----          -----------      -----
                                                       $123,108,000      100.0%        $121,280,000      100.0%
                                                        ===========      =====          ===========      =====

Weighted average interest rate on
 savings deposits at September 30                                   5.33%                           5.41%
                                                                    ====                            ====

                                                                  1996                            1995
                                                          --------------------           ---------------------
                                                          Amount       Percent           Amount        Percent
                                                          ------       -------           ------        -------
Contractual maturity of
 certificate accounts:
   Under 12 months                                      $49,547,000       50.0%         $54,348,000       55.8%
   12 to 24 months                                       18,131,000       18.3           13,534,000       13.9
   24 to 36 months                                        6,383,000        6.4            7,729,000        7.9
   36 to 48 months                                        4,506,000        4.5            4,766,000        4.9
   48 to 60 months                                        2,851,000        2.9            4,036,000        4.1
   Over 60 months                                        17,723,000       17.9           13,039,000       13.4
                                                        -----------      -----          -----------      -----
                                                        $99,141,000      100.0%         $97,452,000      100.0%
                                                        ===========      =====          ===========      =====

                                                                     (Continued)

                 CAMERON FINANCIAL CORPORATION AND SUBSIDIARY

                  Notes to Consolidated Financial Statements


     The components of interest expense on savings deposits are as follows for the years ended September 30:

                                        1996          1995         1994
                                        ----          ----         ----
NOW, super NOW, passbook and
 money market                       $    691,000      844,000    1,027,000
Certificate accounts                   5,801,000    5,454,000    4,683,000
                                      ----------    ---------    ---------
                                    $  6,492,000    6,298,000    5,710,000
                                      ==========    =========    =========

     The aggregate amount of certificates of deposit with a minimum denomination of $100,000 was approximately $9,119,000 and $7,524,000 at
          September 30, 1996 and 1995, respectively. The amount by which individual certificates of deposit exceed $100,000 are not insured by the Federal Deposit Insurance Corporation. The Association has pledged investment securities with an amortized cost of approximately $3,170,000 and $2,920,000 at September 30, 1996 and 1995,
          respectively, as additional security on savings deposits.

(8)  FHLB Advances
     -------------

     The Association had the following debt outstanding from the Federal Home
          Loan Bank of Des Moines at September 30, 1996:

    $2,000,000 advance, interest at 5.64%,
           due November 1996                          $ 2,000,000
    $1,000,000 advance, interest at 6.18%,
           due July 1997                                1,000,000
    $2,000,000 advance, interest at 5.49%,
           due February 1998                            2,000,000
    $2,000,000 advance, interest at 6.21%,
           due September 1998                           2,000,000
    $1,000,000 advance, interest at 6.75%,
           due July 1999                                1,000,000
    $2,000,000 advance, interest at 6.4%,
           due September 1999                           2,000,000
    $1,250,000 advance, interest at 5.79%,
           due December 2000                            1,250,000
    $1,000,000 advance, interest at 7.01%,
           due July 2001                                1,000,000
                                                      -----------
                                                      $12,250,000
                                                      ===========

     The advances to the FHLB are collateralized by first mortgage loans.

                                                                     (Continued)

                 CAMERON FINANCIAL CORPORATION AND SUBSIDIARY

                  Notes to Consolidated Financial Statements


     Scheduled maturities of FHLB advances are as follows:

                             Year ending
                            September 30,
                            -------------
                                1997          $ 3,000,000
                                1998            4,000,000
                                1999            3,000,000
                                2000                -
                                2001            2,250,000
                                              -----------
                                              $12,250,000
                                              ===========

(9)  Income Taxes
     ------------

     The components of income tax expense are as follows:

                                                     Federal          State           Total
                                                     -------          -----           -----
Year ended September 30, 1996:
 Current                                         $  1,440,000           177,000     1,617,000
 Deferred                                            (351,000)          (52,000)     (403,000)
                                                    ---------       -----------     ---------
                                                 $   1,089000           125,000     1,214,000
                                                    =========       ===========     =========

Year ended September 30, 1995:
 Current                                         $  1,088,000           120,000     1,208,000
 Deferred                                              47,000            17,000        64,000
                                                    ---------       -----------     ---------
                                                 $  1,135,000           137,000     1,272,000
                                                    =========       ===========     =========

Year ended September 30, 1994:
 Current                                         $    945,000           132,000     1,077,000
 Deferred                                            (160,000)          (23,000)     (183,000)
                                                    ---------       -----------     ---------
                                                 $    785,000           109,000       894,000
                                                    =========       ===========     =========

The reasons for the differences between the effective tax rates and the expected federal income tax rate of 34% are as follows:

                                                 Percentage of
                                                earnings before
                                                 income taxes
                                            ----------------------
                                            1996     1995     1994
                                            ----     ----     ----

Expected federal income tax rate            34.0%    34.0     34.0
State taxes, net of federal tax benefit      2.3      2.5      2.9
Other, net                                    .1      (.9)     (.3)
                                            ----     ----     ----
          Effective income tax rate         36.4%    35.6     36.6
                                            ====     ====     ====

                                                                     (Continued)

                 CAMERON FINANCIAL CORPORATION AND SUBSIDIARY

                  Notes to Consolidated Financial Statements


Temporary differences which give rise to a significant portion of deferred tax assets and liabilities at September 30, 1996 and 1995 are as follows:

                                               1996          1995
                                               ----          ----
Accrued and prepaid expenses                $  295,000         -
Accrued compensation                           283,000      170,000
Loan origination fees, net of deferred            -          29,000
 costs
Allowance for loan losses                      457,000      319,000
Other                                                -       15,000
                                            ----------     --------
        Deferred income tax asset            1,035,000      533,000
                                            ----------     --------

Loan origination fees, net of deferred        (123,000)        -
 costs
FHLB dividends                                (186,000)    (176,000)
Accrued and prepaid expenses                         -      (62,000)
Federal and state taxes related to
 reversing temporary differences               (69,000)     (27,000)
Accrued interest on loans originated
 prior to September 25, 1985                   (25,000)     (31,000)
Depreciation of fixed assets                   (13,000)     (29,000)
Other                                           (8,000)        -
                                            ----------     --------
        Deferred income tax liability         (424,000)    (325,000)
                                            ----------
        Net deferred income taxes              611,000      208,000
                                            ==========     ========

     There was no valuation allowance for deferred tax assets at September 30, 1996 or 1995.

     Under the Internal Revenue Code, the Association is allowed to deduct the greater of an experience method bad debt deduction based on actual charge-offs or a statutory bad debt deduction based on a percentage (8%) of taxable income before such deduction. This deduction is an addition to tax bad debt reserves established for the purpose of absorbing losses. The allowable deduction under the percentage of taxable income method is subject to certain statutory limitations, which applied at September 30, 1996, 1995 and 1994. Under the Small Business Job Protection Act (the Act) of 1996, the allowable deduction under the taxable income method was terminated for tax years beginning after 1995 and will not be available to the Association for future years. The Act also provides that federal income tax bad debt reserves in excess of the base year reserves will be included in taxable income over a six year inclusion period. The Association has established a deferred tax liability of approximately $96,000 for this recapture.

     Retained earnings of the Association at September 30, 1996 and 1995 includes approximately $4,600,000, for which no provision for federal income tax has been made. This amount represents allocations of income to bad debt deductions for tax purposes only. Reduction of amounts allocated for purposes other than tax bad debt losses will create income for tax purposes only, which will be subject to the then current corporate income tax rate.

                                                                     (Continued)

                 CAMERON FINANCIAL CORPORATION AND SUBSIDIARY

                  Notes to Consolidated Financial Statements


(10) Benefit Plans
     -------------

     Pension and Retirement Plans
     ----------------------------

     The Association has a supplemental retirement plan to provide members of the Board of Directors with supplemental retirement, disability and death benefits. The Plan provides benefits for directors or their beneficiaries after they have completed service to the Association. The annual benefits are equal to the number of years of service on the board times $500, paid monthly for ten years following retirement. Expense under the plan for the years ended September 30, 1996, 1995 and 1994 amounted to $29,000, $24,000 and $380,000, respectively. 1994 expense included an accrual for past service costs. The Association purchased life insurance policies to fund its obligations under the plan in October 1994, which are included in other assets.

     Employee Stock Ownership Plan (ESOP)
     ------------------------------------

     All employees meeting age and service requirements are eligible to participate in an ESOP. Under the terms of the ESOP, contributions are allocated to participants using a formula based upon compensation. Participants vest over five years.

     In connection with the conversion described in note 1, the ESOP purchased
          242,154 shares of Company common stock. The remaining unamortized cost of such shares purchased is reflected as unearned employee benefits in the accompanying consolidated balance sheet. On September 30, 1996 and 1995, 30,605 and 24,366 shares were allocated to participants. The fair value of such shares, $425,000 and $303,000, respectively, was charged to expense. The fair value of the remaining unallocated shares at September 30, 1996 aggregated $2,761,000.

     Stock Option and Recognition and Retention Plan
     -----------------------------------------------

     The Board of Directors approved the adoption of a stock option plan and a recognition and retention plan (RRP) in January 1996. Under the stock option plan, options to acquire 302,692 shares of the Company's common stock may be granted to certain officers and directors of the Company or the Association. In January 1996, the Company awarded options to acquire 186,323 shares of stock. The options enable the recipients to purchase stock at an exercise price equal to the fair market value of the stock at the date of the grant ($14.56). The options vest over the five years following the date of grant. No stock options were exercised by recipients during 1996.

     Under the RRP, common stock aggregating 121,077 shares may be awarded to certain officers and directors of the Company or the Association. In January 1996, the Company awarded 95,675 shares with a market value of $1,399,000. These shares have been reflected as unearned employee benefits in the accompanying 1996 consolidated balance sheet. Participants vest over five years. As the awards vest, they are reflected as compensation expense. The amortization of the RRP awards during 1996 was $193,000. The unamortized cost of the RRP awards at September 30, 1996 was $1,206,000.

                                                                     (Continued)

                 CAMERON FINANCIAL CORPORATION AND SUBSIDIARY

                  Notes to Consolidated Financial Statements


(11) Federal Deposit Insurance Premiums
     ----------------------------------

     The deposits of the Association are presently insured by the Savings
          Association Insurance Fund (SAIF), which together with the Bank Insurance Fund (BIF), are the two insurance funds administered by the FDIC. In the third quarter of 1995, the FDIC lowered the premium schedule for BIF-insured institutions in anticipation of the BIF achieving its statutory reserve ratio. The reduced premium created a significant disparity in deposit insurance expense, causing a competitive advantage for BIF members. Legislation enacted on September 30, 1996 provided for a one-time special assessment of .657% of the Association's SAIF insured deposits at March 31, 1995. The purpose of the assessment is to bring the SAIF to its statutory reserve ratio. Based on the above formula, the Association's SAIF assessment of $800,000 was recorded in the 1996 consolidated financial statements. Although the special one-time assessment significantly increased noninterest expense for the year, the anticipated reduction in the premium schedule will reduce the Association's federal insurance premiums for future periods.

(12) Regulatory Capital Requirements
     -------------------------------

     The Association is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Association's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Association must meet specific capital guidelines that involve quantitative measures of the Association's assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The Association's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

     Quantitative measures established by regulation to ensure capital adequacy require the Association to maintain minimum amounts and ratios (set forth in the table below) of risk-based capital, as defined in the regulations, to risk-weighted assets, as defined, and of tangible and core capital, as defined, to total assets, as defined. Management believes, as of September 30, 1996, that the Association meets all capital adequacy requirements to which it is subject.

     As of August 31, 1996, the most recent notification from the Office of Thrift Supervision (OTS) categorized the Association as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Association must maintain minimum total risk-based, tangible and core capital ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

                                                                     (Continued)

                 CAMERON FINANCIAL CORPORATION AND SUBSIDIARY

                  Notes to Consolidated Financial Statements


                                                  Tangible         Core       Risk-based
                                                  --------         ----       ----------
Regulatory capital                          $    32,928,000     32,928,000    33,161,000
Minimum capital requirement                       2,612,000      5,224,000     9,386,000
                                                 ----------     ----------    ----------
  Regulatory capital in excess of
    minimum capital requirements            $    30,316,000     27,704,000    23,775,000
                                                 ==========     ==========    ==========

Minimum capital requirement                             1.5%           3.0           8.0
                                                        ===            ===           ===

The Association's regulatory capital                   18.9%          18.9          28.3
                                                       ====           ====          ====

(13) Fair Value of Financial Instruments
     -----------------------------------

     SFAS No. 107, "Disclosures About Fair Value of Financial Instruments," and
          SFAS No. 119, "Disclosures About Derivative Financial Instruments and Fair Value of Financial Instruments," require disclosure of estimated fair values of financial instruments, both assets and liabilities recognized and not recognized in the consolidated financial statements. Fair value estimates have been made as of September 30, 1996 based on then current economic conditions, risk characteristics of the various financial instruments and other subjective factors.

     The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate that value:

          Cash and Cash Equivalents and Certificates of Deposit
          -----------------------------------------------------

          The carrying amounts approximate fair value because of the short maturity of these instruments.

          Investment Securities and Mortgage-backed Securities
          ----------------------------------------------------

          The fair values of investment securities and mortgage-backed securities are estimated based on published bid prices or bid quotations received from securities dealers.

          Certificates of Deposit in Other Financial Institutions
          -------------------------------------------------------

          The fair values of certificates of deposit are estimated based on the static discounted cash flow approach using rates currently offered for deposits of similar remaining maturities.

          Loans Receivable
          ----------------

          The fair values of loans receivable are estimated using the option-based approach. Cash flows consist of scheduled principal, interest and prepaid principal. Loans with similar characteristics were aggregated for purposes of these calculations.

                                                                     (Continued)

                 CAMERON FINANCIAL CORPORATION AND SUBSIDIARY

                  Notes to Consolidated Financial Statements


          Accrued Interest
          ----------------

          The carrying amount of accrued interest is assumed to be its carrying value because of the short-term nature of these items.

          Stock in the FHLB
          -----------------

          The carrying amount of such stock is estimated to approximate fair value.

          Deposits
          --------

          The fair values of deposits with no stated maturity are deemed to be equivalent to amounts payable on demand. The fair values of certificates of deposit are estimated based on the static discounted cash flow approach using rates currently offered for deposits of similar remaining maturities.

          FHLB Advances
          -------------

          The fair values of FHLB advances are estimated based on discounted values of contractual cash flows using the rates currently available to the Association for advances of similar remaining maturities. The carrying amount of the advances under the line of credit approximates fair value due to the short maturity.

     Fair value estimates of the Association's financial instruments as of September 30, 1996 are set forth below:

                                                  Carrying       Estimated
                                                   amount       fair value
                                                   ------       ----------
Cash and cash equivalents and
 certificates of deposit                    $      6,283,000      6,283,000
                                                 ===========    ===========

Investment securities                       $     18,297,000     18,249,000
                                                 ===========    ===========

Mortgage-backed securities                  $         13,000         13,000
                                                 ===========    ===========

Loans receivable, net of loans in           $    154,444,000    156,620,000
 process                                         ===========    ===========

Accrued interest receivable                 $      1,296,000      1,296,000
                                                 ===========    ===========

Stock in the FHLB                           $      1,259,000      1,259,000
                                                 ===========    ===========

Deposits:
 Money market and NOW deposits              $     12,788,000     12,788,000
 Passbook accounts                                11,179,000     11,179,000
 Certificate accounts                             99,141,000     98,951,000
                                                 -----------    -----------
          Total deposits                    $    123,108,000    122,918,000
                                                 ===========    ===========

FHLB Advances                               $     12,250,000     12,152,000
                                                 ===========    ===========

Accrued interest payable                    $        141,000        141,000
                                                 ===========    ===========

                                                                     (Continued)

                 CAMERON FINANCIAL CORPORATION AND SUBSIDIARY

                  Notes to Consolidated Financial Statements


     Limitations
     -----------

     Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Association's entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Association's financial instruments, fair value estimates are based on judgments regarding future loss experience, current economic conditions, risk characteristics of various financial instruments and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates. Fair value estimates are based on existing balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments.

(14) Parent Company Condensed Financial Statements
     ---------------------------------------------

                           Condensed Balance Sheets
                          September 30, 1996 and 1995

                                                1996            1995
                                                ----            ----
Cash and cash equivalents                     $ 2,630,000     2,324,000
Investment securities held-to-maturity          9,443,000    11,370,000
Investment in Association                      32,928,000    32,913,000
ESOP loan receivable                            1,937,000     2,179,000
Other                                              97,000       201,000
                                              -----------    ----------
     Total assets                             $47,035,000    48,987,000
                                              ===========    ==========

Dividends payable                             $   199,000       212,000
Other liabilities                                  21,000        48,000
                                              -----------    ----------
     Total liabilities                            220,000       260,000

Stockholders' equity                           46,815,000    48,727,000
                                              -----------    ----------
     Total liabilities and stockholders'
          equity                              $47,035,000    48,987,000
                                              ===========    ==========


                          Condensed Income Statements
                       Year ended September 30, 1996 and
        Period from inception (December 19, 1994) to September 30, 1995

Dividend income                               $2,248,000       925,000
Interest income                                  969,000       508,000
Expense                                         (510,000)     (147,000)
                                              ----------     ---------
     Income before equity in undistributed
          earnings of Association              2,707,000     1,286,000

Equity in undistributed (loss)
     earnings of the Association                (597,000)      215,000
                                              ----------     ---------
          Net income                          $2,110,000     1,501,000
                                              ==========     =========

                                                                     (Continued)

                 CAMERON FINANCIAL CORPORATION AND SUBSIDIARY

                  Notes to Consolidated Financial Statements


                      Condensed Statements of Cash Flows
                       Year ended September 30, 1996 and
        Period from inception (December 19, 1994) to September 30, 1995

                                                1996             1995
                                                ----             ----
Cash provided by operations:
   Net earnings                              $ 2,110,000       1,501,000
   Amortization                                  (31,000)        (44,000)
   Change in other assets                        104,000        (186,000)
   Change in other liabilities                   (30,000)         48,000
   Undistributed earnings of
    subsidiary, net                              597,000        (215,000)
                                             -----------     -----------
          Cash provided by operations          2,750,000       1,104,000
                                             -----------     -----------

Cash used by investing activities:
   Purchase of investment securities
     held-to-maturity                         (2,042,000)    (12,325,000)
   Proceeds from ESOP note receivable            241,000         243,000
   Purchase of investment in subsidiary             -        (14,724,000)
   Maturities of investment securities
    held-to-maturity                           4,000,000       1,000,000
                                             -----------     -----------
          Cash used in investing activities    2,199,000     (25,806,000)
                                             -----------     -----------

Cash provided by financing activities:
   Proceeds from stock offering, net of
    conversion costs                               -          27,026,000
   Purchase of treasury stock                 (3,881,000)         -
   Dividends paid                                (762,00)         -
                                             -----------     -----------
          Cash provided by financing
            activities                        (4,643,000)     27,026,000
                                             -----------     -----------
Net increase in cash                         $   306,000       2,324,000
                                             ===========     ===========

Cash and cash equivalents at
   beginning of period                       $ 2,324,000          -
                                             ===========     ===========

Cash and cash equivalents at end of
   period                                    $ 2,630,000       2,324,000
                                             ===========     ===========

Dividends paid by the Company are primarily provided through Association dividends paid to the Company. At September 30, 1996, the Company had declared dividends of $199,000 which had not been paid as of year-end. During 1996, the Association paid dividends of $2,248,000 to the Company.

                         CAMERON FINANCIAL CORPORATION
                         -----------------------------
                            STOCKHOLDER INFORMATION
                            -----------------------



Annual Meeting
--------------

The Annual Meeting of Stockholders will be held at 4:00 p.m., Cameron, Missouri time on January 27, 1997, at the American Legion Hall located on U.S. Highway 69 at the south edge of Cameron, Missouri 64429.

Stock Listing
-------------

Cameron Financial Corporation common stock is traded on the National Association of Securities Dealers, Inc. National Market under the symbol "CMRN."

Price Range of Common Stock
---------------------------

The per share price range of the common stock for each quarter since conversion was as follows:

           Fiscal Year 1995         High      Low      Dividends
           ----------------         ----      ---      ---------
           Third Quarter           $12.13    $10.50      $ -
           Fourth Quarter          $15.50    $11.38      $.07

           Fiscal Year 1996
           ----------------

           First Quarter           $14.75    $13.50      $.07
           Second Quarter          $15.25    $13.75      $.07
           Third Quarter           $14.50    $13.50      $.07
           Fourth Quarter          $15.25    $13.50      $.07

A $.07 per share dividend was declared by the Board of Directors on September 17, 1996, payable October 28, 1996 to stockholders of record on October 11, 1996. The stock price information set forth in the table above was provided by the National Association of Securities Dealers, Inc., Automated Quotation System.

At December 13, 1996, there were 2,849,280 shares of Cameron Financial Corporation common stock issued and outstanding (including unallocated ESOP shares) and there were 546 registered holders of record.

Shareholders and General Inquiries    Transfer Agent
----------------------------------    --------------

David G. Just, President              Registrar and Transfer Co.
Cameron Financial Corporation         10 Commerce Drive
123 East Third Street                 Cranford, New Jersey 07016
Cameron, Missouri 64429
(816) 632-2154

Annual and Other Reports
------------------------

A copy of Cameron Financial Corporation's Annual Report on Form 10-K for the year ended September 30, 1996, as filed with the Securities and Exchange Commission, may be obtained without charge by contacting David G. Just, President and Chief Executive Officer, Cameron Financial Corporation, 123 East Third Street, Cameron, Missouri 64429.

                         CAMERON FINANCIAL CORPORATION
                         -----------------------------
                             CORPORATE INFORMATION
                             ---------------------



Company and Association Address
-------------------------------

123 East Third Street             Telephone:  (816) 632-2154
Cameron, Missouri 64429           Fax:     (816) 632-2157


Directors of the Board
----------------------

Herschel Pickett                         George E. Hill
  Chairman of Cameron Financial            Retired Western Auto Associate Store
    Corporation, and                         owner
  The Cameron Savings and Loan
    Association, F.A., and retired       Harold D. Lee
    CEO of The Cameron Savings &           Owner, Lee Auto & Tractor
    Loan Association, F.A.                   NAPA Dealership

David G. Just                            Jon N. Crouch
  President of Cameron Financial           Manager, Cameron Memorial Airport
    Corporation and                        Owner, Crouch Aviation
  The Cameron Savings & Loan               Retired Frontier and Continental
    Association, F.A.                        Airlines Captain

Kennith R. Baker                         William F. Barker, DDS
  Agent, State Farm Insurance              Owner, Barker Dental Clinic


Cameron Financial Corporation Executive Officers
------------------------------------------------

David G. Just                            Ronald W. Hill
  President and Chief Executive Officer    Vice President and Treasurer

The Cameron Savings & Loan Association, F.A. Executive Officers
---------------------------------------------------------------

David G. Just                            Ronald W. Hill
  President and Chief Executive Officer    Vice President and Treasurer

Stephen D. Hayward                       Earl T. Frazier
  Director of Lending                      Manager, Liberty Loan Production
                                             Office


Independent Auditors                     Special Counsel
--------------------                     ---------------

KPMG Peat Marwick LLP                    Luse, Lehman, Gorman,
1000 Walnut, Suite 1600                    Pomerenk & Schick, PC
Post Office Box 13127                    5335 Wisconsin Avenue, N.W.
Kansas City, Missouri 64199              Suite 400
                                         Washington, D.C. 20015