Form 10-K, Exhibit 13
period 1997-09-30
CAMERON FINANCIAL CORP /DE/
filed 1997-12-29
CIK 934884

                                   EXHIBIT 13

                       CAMERON FINANCIAL CORPORATION 1997
                         ANNUAL REPORT TO STOCKHOLDERS.

                                                                     Exhibit 13

CAMERON FINANCIAL CORPORATION
Holding Company for The Cameron Savings & Loan Association, F.A.
================================================================================

                                                            December 29, 1997


To Our Stockholders:

    The Board of Directors, management and staff of Cameron Financial Corporation and its wholly-owned subsidiary, The Cameron Savings & Loan Association, F.A., are pleased to present our third Annual Report.

    The fiscal year ended September 30, 1997, was our second full year as a public company. Net earnings increased to $2.5 million from $2.1 million the previous year, assets increased $26 million to over $212 million and loans receivable net increased over $22 million, continuing the controlled growth and emphasis on real estate and consumer lending.

    The Association occupied the new home office in Cameron during June 1997. Nearly all the savings growth occurred subsequent to the move, with the convenience and additional services available. Construction has commenced on the branch office in Liberty, Missouri, with occupancy expected in May 1998. The Loan Production Office will be closed and the employees will be transferred to the loan department in the new branch office.

    Your Board and management remain committed to building strong stockholder value. The new facilities will allow the growth and customer services planned by your Board for the future.

    Thank you for your investment in Cameron Financial Corporation. We are looking forward to a long and prosperous relationship.

                                                       Sincerely,



                                                       /s/ David G. Just
                                                       -----------------
                                                       David G. Just
                                                       President

--------------------------------------------------------------------------------
                               1304 North Walnut
recycled paper                   P.O. Box 555                   Printed with
                               Cameron, MO 64429                   SOY INK
                                (816) 632-2154

CAMERON FINANCIAL CORPORATION

GENERAL INFORMATION

================================================================================

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

The Association, which was originally chartered in 1887 as a Missouri-chartered mutual savings and loan association, is headquartered in Cameron, Missouri. The Association amended its mutual charter to become a federal mutual savings and loan association in 1994. Its deposits are insured up to the maximum allowable amount by the Federal Deposit Insurance Corporation (FDIC). The Association serves the financial needs of its customers throughout northwestern Missouri through its main office located at 1304 North Walnut, Cameron, Missouri, three branch offices located in Maryville, Cameron and Mound City, Missouri, and one loan production office located in Liberty, Missouri.

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

CAMERON FINANCIAL CORPORATION

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA OF THE COMPANY
================================================================================

Set forth below are selected consolidated financial and other data of the Company. The financial data is derived in part from, and should be read in conjunction with, the Consolidated Financial Statements and Notes thereto presented elsewhere in this Annual Report.

================================================================================

                                                                               At September 30,
                                                      -------------------------------------------------------------
                                                         1997          1996        1995         1994         1993
-------------------------------------------------------------------------------------------------------------------
                                                                            (In thousands)
Selected Financial Condition Data:
Total assets                                          $ 212,504     $ 186,346   $ 173,077    $ 144,821    $ 142,334
Loans receivable, net                                   176,790       154,444     129,740      113,981      110,023
Mortgage-backed securities                                   10            13          17           20           29
Investment securities                                    13,872        18,297      26,473       16,309       11,850
Cash and cash equivalents                                 2,909         3,783       3,315        1,072        1,584
Certificates of deposit in other financial                7,600         2,500       8,611       10,221       16,054
     institutions
Savings deposits                                        128,771       123,108     121,280      123,110      122,378
FHLB advances                                            35,250        12,250       -            -            -
Total stockholders' equity                               44,667        46,815      48,727       19,267       17,740
-------------------------------------------------------------------------------------------------------------------

                                                                             Year ended September 30,
                                                       ------------------------------------------------------------
                                                       1997          1996         1995        1994         1993
-------------------------------------------------------------------------------------------------------------------
                                                               (In thousands, except share information)
Selected Operations Data:
Total interest income                               $    15,989  $    13,921   $   12,289  $   10,662   $   11,100
Total interest expense                                    8,179        6,679        6,317       5,710        6,203
-------------------------------------------------------------------------------------------------------------------

Net interest income                                       7,810        7,242        5,972       4,952        4,897

Provision for loan losses                                   285          368          120         252            9
-------------------------------------------------------------------------------------------------------------------

Net interest income after provision for
     loan losses                                          7,525        6,874        5,852       4,700        4,888
-------------------------------------------------------------------------------------------------------------------

Loan and deposit service charges                            162          130          131         136          140
(Loss) gain on sales of investment securities                -            -            (4)          7           -
Other income                                                 57           92          100          43           46
-------------------------------------------------------------------------------------------------------------------

Total noninterest income                                    219          222          227         186          186
-------------------------------------------------------------------------------------------------------------------

Total noninterest expense                                 3,670        3,772        2,503       2,443        1,942
-------------------------------------------------------------------------------------------------------------------

Earnings before income taxes and cumulative effect
     of a change in accounting principle                  4,074        3,324        3,576       2,443        3,132

Income taxes                                              1,564        1,214        1,272         894        1,180
Cumulative effect of a change in accounting for
     income taxes (1)                                        -            -            -           -           289
-------------------------------------------------------------------------------------------------------------------

Net earnings                                        $     2,510  $     2,110   $    2,304  $    1,549   $    2,241
-------------------------------------------------------------------------------------------------------------------

Net earnings per share                              $      0.97          0.77        0.83          -            -
-------------------------------------------------------------------------------------------------------------------

Average common shares outstanding                     2,578,957     2,740,759   2,784,906          -            -
-------------------------------------------------------------------------------------------------------------------

(Footnotes on the following page)

================================================================================

                                                                     At or For the Year Ended September 30,
                                                        -----------------------------------------------------------
                                                          1997         1996         1995         1994         1993
-------------------------------------------------------------------------------------------------------------------
Selected Financial Ratios and Other Data:
Performance Ratios:
     Return on assets (ratio of earnings before
        cumulative effect of a change in accounting       1.25%        1.20%        1.45%       1.08%         1.39%
        principle to average total assets)
     Return on equity (ratio of earnings before
        cumulative effect of a change in accounting       5.48%         4.43         6.62        8.26         11.62
        principle to average equity)
     Interest rate spread (2):
        Average during period                             2.93%         2.78         2.71        2.89          2.92
        End of period                                     2.62%         2.71         2.35        2.67          2.55
     Net interest margin (3)                              4.08%         4.23         3.84        3.50          3.54
     Dividend payout ratio                               28.87%        36.36         8.43           -             -
     Ratio of noninterest expense to average total
        assets                                            1.83%         2.14         1.57        1.70          1.39
     Ratio of noninterest income to average total
        assets                                            0.11%         0.13         0.14        0.13          0.13
     Ratio of average interest-earning assets to
        average interest-bearing liabilities            126.82%       137.06       127.79      115.12        113.88
-------------------------------------------------------------------------------------------------------------------

Quality Ratios:
     Nonperforming loans to total loans receivable
        at end of period                                  0.58%         0.84         0.92        0.97          2.03
     Allowance for loan losses to nonperforming
        loans                                           139.04%        91.54        74.46       71.51         26.64
     Allowance for loan losses to total loans
        receivable                                        0.81%         0.77         0.69        0.69          0.54
     Nonperforming  assets to total  assets at end of     0.56%         0.83         0.77        0.85          1.86
        period
     Classified assets to total assets (4)                5.06%         4.15         2.26        2.93          5.14
     Ratio of net charge-offs to average loans
        receivable                                        .008%         .006         .002        0.01          0.02
-------------------------------------------------------------------------------------------------------------------

Capital Ratios (5):
     Equity to total assets at end of period             21.03%        25.12        28.15       13.30         12.46
     Average equity to average assets                    22.88%        27.06        21.96       13.06         11.99
-------------------------------------------------------------------------------------------------------------------

Other Data:
     Number of full-service offices                           4            3            3           3             3
     Number of loan production offices                        1            1            1           1             1
     Real estate loan originations (in thousands)       $95,088      $92,606      $64,257     $54,474       $41,748
-------------------------------------------------------------------------------------------------------------------

(1) The Association adopted Statement of Financial Accounting Standards ("SFAS") No. 109 during the year ended September 30, 1993.
(2) Interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average rate on interest-bearing liabilities.
(3) Net interest margin represents net interest income as a percentage of average interest-earning assets.
(4)   Includes assets designated as Special Mention.
(5) For a discussion of the Association's regulatory capital ratios, see "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources."

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

Cameron Financial Corporation ("Cameron Financial" and, with its subsidiary, the "Company"), was formed in December 1994 by The Cameron Savings & Loan Association, F.A. (the "Association"), to become the holding company of the Association. The acquisition of the Association by Cameron Financial was consummated on March 31, 1995, in connection with the Association's conversion from the mutual to the stock form (the "Conversion"). All references to the Company prior to March 31, 1995, except where otherwise indicated, are to the Association and its subsidiary on a consolidated basis.

The Company's results of operation depend primarily on its level of net interest income, which is the difference between interest earned on interest-earning assets, consisting primarily of mortgage loans and other investments, and the interest paid on interest-bearing liabilities, consisting primarily of deposits and FHLB advances. Net interest income is a function of the Company's "interest rate spread," which is the difference between the average yield earned on interest-earning assets and the average rate paid on interest-bearing liabilities, as well as a function of the average balance of interest-earning assets as compared to interest-bearing liabilities. The interest rate spread is affected by regulatory, economic and competitive factors that influence interest rates, loan demand and deposit flows. The Company, like other financial institutions, is subject to interest-rate risk to the degree that its interest-earning assets mature or reprice at different times, or on a different basis, than its interest-bearing liabilities. The Company's operating results are also affected by the amount of its noninterest income, including loan fees and service charges and other income, which includes commission from sales of insurance by the Association's service corporation. Noninterest expense consists primarily of employee compensation, occupancy expense, data processing, federal insurance premiums, advertising, real estate owned operations and other operating expense. The Company's operating results are significantly affected by general economic and competitive conditions, in particular, the changes in market interest rates, government policies and actions by regulatory authorities.

FINANCIAL CONDITION

Total assets increased $26.2 million, or 14.06%, to $212.5 million at September 30, 1997 from $186.3 million at September 30, 1996. The increase was primarily due to an increase in Federal Home Loan Bank (FHLB) advances of $23.0 million and an increase in savings deposits of $5.7 million. These funds were used to finance a $22.3 million increase in net loans receivable and a $3.5 million increase in fixed assets.

Net loans receivable increased by $22.3 million, or 14.47%, to $176.8 million at September 30, 1997 from $154.4 million at September 30, 1996 due primarily to a $14.6 million increase in one- to four-family permanent mortgage loans and an $8.6 million increase in short-term construction loans, net of loans in process.

Investment securities, certificates of deposits in other financial institutions and cash equivalents decreased $200,000, or 0.08%, to $24.4 million at September 30, 1997 from $24.6 million at September 30, 1996.

Savings deposits increased $5.7 million, or 4.60%, to $128.8 million at September 30, 1997 from $123.1 million at September 30, 1996. Of the $5.7 million increase in deposits, $4.8 million, or 84.2% of the increase, occurred after the opening of the new home office in Cameron on June 23, 1997. During that time period, the Association opened 594 new certificate accounts and 366 new checking or savings accounts. FHLB advances increased $23.0 million, or 187.76%, to $35.25 million at September 30, 1997 from $12.25 million at September 30, 1996.

Total stockholders' equity decreased $2.1 million, to $44.7 million at September 30, 1997 from $46.8 million at September 30, 1996. Earnings for the year provided a $2.5 million increase, which was offset by the purchase of 287,602 shares of treasury stock for $4.7 million, declaration of dividends of $699,000 and the amortization of RRP and unearned ESOP shares.

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

The Association declared and paid dividends of $1,652,000 to Cameron Financial in fiscal year 1997. The Association has also notified OTS of its plans to declare an additional $566,000 dividend to Cameron Financial in mid-December 1997. Those dividends approximate the Association's net income from July 1, 1996 through September 30, 1997.

RESULTS OF OPERATIONS

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

The schedule on the following page presents, for the periods indicated, the total dollar amount of interest income from average interest-earning assets and the resultant yields, as well as the total dollar amount of interest expense on average interest-bearing liabilities and resultant rates. The average yields include loan fees which are considered adjustments to yields. The amount of interest income resulting from the recognition of loan fees was $490,000, $397,000 and $321,000 for the years ended September 30, 1997, 1996 and 1995, respectively. No tax-equivalent adjustments were made. All average balances are monthly average balances. Management does not believe that the use of monthly balances instead of daily balances has caused a material difference in the information presented. Non-accruing loans have been included as loans carrying a zero yield.

                                                                          Years Ended September 30,
                                                     --------------------------------------------------------------
                                                                   1997                           1996
                                                     ------------------------------  ------------------------------
                                                       Average     Interest            Average     Interest
                                                     Outstanding    Earned/  Yield/  Outstanding    Earned/  Yield/
                                                       Balance       Paid     Rate     Balance       Paid     Rate
                                                       -------       ----     ----     -------       ----     ----
                                                                             (Dollars in thousands)
Interest-earning assets:
     Loans receivable (1)                             $167,051    $ 14,535    8.70    $141,896    $ 12,181    8.58
     Mortgage-backed securities                             11           1    9.09          15           2   13.33
     Investment securities                              15,696         975    6.21      21,955       1,319    6.01
     Certificates of deposit                             5,036         285    5.66       3,525         225    6.38
     Other interest-bearing deposits                     2,382          92    3.86       2,572         103    4.00
     Federal Home Loan Bank (FHLB) stock                 1,454         101    6.95       1,254          91    7.26
                                                      --------    --------    ----    --------    --------   -----
                Total interest-earning assets (1)      191,630      15,989    8.34     171,217      13,921    8.13
                                                                  --------    ----                --------   -----
Noninterest earning assets                               8,659                           4,954
                                                      --------                        --------
                Total average assets                  $200,289                        $176,171
                                                      ========                        ========
Interest-bearing liabilities:
     Passbook accounts                                $ 10,834         346    3.19    $ 10,710         348    3.25
     NOW and money market accounts                      12,498         348    2.78      12,915         364    2.82
     Certificates                                      101,596       5,889    5.80      98,102       5,780    5.89
     FHLB advances                                      26,173       1,596    6.10       3,192         187    5.86
                                                      --------    --------    ----    --------    --------   -----
                Total interest-bearing liabilities     151,101       8,179    5.41     124,919       6,679    5.35
                                                                  --------    ----                --------   -----
Noninterest bearing liabilities                          3,356                           3,587
                                                      --------                        --------
                Total average liabilities             $154,457                        $128,506
                                                      ========                        ========
Net interest income                                               $  7,810                        $  7,242
                                                                  ========                        ========
Net interest rate spread (2)                                                  2.93%                           2.78%
                                                                              ====                            ====
Net interest-earning assets                           $ 40,529                        $ 46,298
                                                      ========                        ========
Net interest margin (3)                                                       4.08%                           4.23%
                                                                              ====                            ====
Average interest-earning assets to average
     interest-bearing liabilities                                   126.82%                         137.06%
                                                                  ========                        ========

                               [RESTUBBED TABLE]

                                                            Years Ended September 30,
                                                       ---------------------------------
                                                                     1995
                                                       ---------------------------------
                                                         Average    Interest
                                                       Outstanding   Earned/     Yield/
                                                         Balance      Paid        Rate
                                                         -------      ----        ----
Interest-earning assets:
     Loans receivable (1)                               $122,970    $ 10,472       8.52
     Mortgage-backed securities                               18           2      11.11
     Investment securities                                20,771       1,190       5.73
     Certificates of deposit                               8,278         484       5.85
     Other interest-bearing deposits                       2,063          50       2.42
     Federal Home Loan Bank (FHLB) stock                   1,235          91       7.37
                                                        --------    --------      -----
                Total interest-earning assets (1)        155,335      12,289       7.91
                                                                    --------      -----
Noninterest earning assets                                 3,855
                                                        --------
                Total average assets                    $159,190
                                                        ========
Interest-bearing liabilities:
     Passbook accounts                                  $ 12,458         426       3.42
     NOW and money market accounts                        14,758         418       2.83
     Certificates                                         94,031       5,454       5.80
     FHLB advances                                           308          19       6.17
                                                        --------    --------      -----
                Total interest-bearing liabilities       121,555       6,317       5.20
                                                                    --------      -----
Noninterest bearing liabilities                            2,675
                                                        --------
                Total average liabilities               $124,230
                                                        ========
Net interest income                                                 $  5,972
                                                                    ========
Net interest rate spread (2)                                                       2.71
                                                                                  =====
Net interest-earning assets                             $ 33,780
                                                        ========
Net interest margin (3)                                                            3.84
                                                                                  =====
Average interest-earning assets to average
     interest-bearing liabilities                                     127.79%
                                                                    ========

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

The following schedule presents the weighted average yields earned on loans, investments and other interest-earning assets, and the weighted average rates paid on deposits and FHLB advances and the resultant interest rate spreads at the dates indicated:

================================================================================

                                                                                        At September 30,
                                                                            --------------------------------------
                                                                               1997          1996          1995
------------------------------------------------------------------------------------------------------------------
Weighted average yield on:
     Loans receivable                                                            8.54%        8.48%          8.32%
     Mortgage-backed securities                                                 10.31        10.48          10.59
     Investment securities                                                       6.05         6.20           5.88
     Certificates of deposit in other financial institutions                     6.15         5.85           6.37
     Other interest-bearing deposits                                             4.95         3.69           4.23
     FHLB stock                                                                  7.00         7.25           7.00
     Combined weighted average yield on interest-earning
         assets                                                                  8.22         8.11           7.76
------------------------------------------------------------------------------------------------------------------

Weighted average rate paid on:
     Passbook accounts                                                           3.25         3.25           3.25
     NOW and money market accounts                                               3.16         2.84           2.84
     Certificates                                                                5.96         5.89           5.99
     FHLB advances                                                               6.02         6.09              -
     Combined weighted average rate paid on interest-
         bearing liabilities                                                     5.60         5.40           5.41
------------------------------------------------------------------------------------------------------------------

Spread                                                                           2.62         2.71%          2.35%
==================================================================================================================

Rate/Volume Analysis

The schedule on the following page presents the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities. It distinguishes between the changes due to changes in outstanding balances and those due to changes in interest rates. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (i.e., changes in volume multiplied by prior interest rate) and (ii) changes in rate (i.e., changes in rate multiplied by prior volume). For purposes of this table, changes attributable to both rate and volume, which cannot be segregated, have been allocated proportionately to the changes due to volume and the changes due to rate.

================================================================================

                                                                     Year Ended September 30,
                                                           1997 vs. 1996                      1996 vs. 1995
                                                -------------------------------   ----------------------------------
                                                    Increase                           Increase
                                                   (Decrease)                         (Decrease)
                                                     Due to            Total            Due to            Total
                                                ---------------       Increase      ---------------      Increase
                                                Volume     Rate      (Decrease)     Volume     Rate     (Decrease)
--------------------------------------------------------------------------------------------------------------------
                                                                      (Dollars in thousands)
Interest-earning assets:
     Loans receivable                         $  2,182   $  172     $   2,354     $  1,634   $    75    $   1,709
     Mortgage-backed securities                     (1)      -             (1)          -         -            -
     Investment securities                        (389)      45          (344)          70        59          129
     Certificates of deposit in other
        financial institutions                      82      (22)           60         (308)       49         (259)
     Other interest-bearing deposits                (8)      (3)          (11)          14        39           53
     FHLB stock                                     15       (5)           10            1        (1)          -
---------------------------------------------------------------------------------------------------------------------

Total interest-earning assets                    1,881      187         2,068        1,411       221        1,632
---------------------------------------------------------------------------------------------------------------------

Interest-bearing liabilities:
     Passbook accounts                               4       (6)           (2)         (58)      (20)         (78)
     NOW and money market accounts                 (11)      (5)          (16)         (53)       (1)         (54)
     Certificates                                  200      (91)          109          240        86          326
     FHLB advances                               1,393       16         1,409          169        (1)         168
---------------------------------------------------------------------------------------------------------------------

Total interest-bearing liabilities               1,586      (86)        1,500          298        64          362
---------------------------------------------------------------------------------------------------------------------

Net interest income                           $    295   $  273     $     568     $  1,113   $   157    $   1,270
=====================================================================================================================

Comparison of Operating Results for the Years Ended September 30, 1997 and 1996

General. Net earnings for the year ended September 30, 1997 increased by $400,000, or 18.96%, to $2.5 million, or $0.97 per share, from $2.1 million, or $0.77 per share, for the year ended September 30, 1996. The increase was primarily due to the combined effects of a $600,000 increase in net interest income, an $83,000 decrease in the provision for loan loss and a $102,000 decrease in noninterest expense offset by a $350,000 increase in income tax and a $3,000 decrease in noninterest income. For the years ended September 30, 1997 and 1996, the returns on average assets were 1.25% and 1.20%, respectively, while the returns on average equity were 5.48% and 4.43%, respectively.

Net Interest Income. For the year ended September 30, 1997, net interest income increased by $600,000 to $7.8 million from $7.2 million for 1996. This reflects an increase of $2.1 million in interest income to $16.0 million from $13.9 million and an increase of $1.5 million in interest expense to $8.2 million from $6.7 million. The increase in interest income was primarily due to an increase in total interest-earning assets and an increase in average yields on interest-earning assets. The increase in interest expense was due to increased interest-bearing liabilities.

Interest Income. Interest income for the year ended September 30, 1997 increased $2.1 million to $16.0 million from $13.9 million for the year ended September 30, 1996. The $20.4 million increase in average interest-earning assets resulted in an increase in interest income of $1.9 million. The increase in average yield on interest-earning assets provided $187,000 additional interest income in fiscal 1997.

Interest income on loans increased $2.4 million, or 19.33%, to $14.5 million from $12.2 million for the year ended September 30, 1996. Interest income on investment securities, certificates of deposits and other interest bearing deposits decreased $285,000, or 16.4%, to $1.5 million from $1.7 million for the year ended September 30, 1996. Interest income on loans increased due to increased average balances and increased yields on those balances. Decreases in average balances of investment securities, certificates of deposit and other interest bearing deposits offset increased yields on those items. This was the result of the changing mix of assets with higher concentration of assets in loans.

Interest Expense. Interest expense for the year ended September 30, 1997 increased $1.5 million to $8.2 million from $6.7 million for the year ended September 30, 1996. The increase was due to increased average balances outstanding on interest-bearing liabilities. Depositors continued their preference for higher rate certificates rather than lower rate passbook, NOW or money market deposit accounts. Average balances in certificates of deposit increased $3.5 million to $101.6 million for the year ended September 30, 1997 from $98.1 million for the prior fiscal year. Average passbook, NOW and money market deposit account balances decreased $293,000 to $23.3 for the fiscal year ended September 30, 1997, from $23.6 million for the prior fiscal year. Interest expense on FHLB advances increased to $1.6 million for the year ended September 30, 1997 from $187,000 for the prior year. The Association borrowed $26.0 million and repaid maturing advances of $3.0 million in fiscal 1997 which resulted in FHLB advances of $35.25 million at September 30, 1997 compared to $12.25 million at September 30, 1996.

Provision for Loan Losses. The Association maintains a program for establishing general loan loss reserves by classifying various components of the loan portfolio by potential risk. Management reviews the composition of the loan portfolio monthly and adjusts the valuation allowance. In addition, the Internal Auditor reviews the general valuation allowance on a quarterly basis and reports the findings to the Board of Directors. During the year ended September 30, 1997, the Association charged $285,000 against earnings as a provision for loan losses compared to $368,000 for the year ended September 30, 1996. This resulted in an allowance for loan losses of $1.6 million, or 0.81% of total loans receivable at September 30, 1997, compared to $1.4 million or 0.77% of total loans receivable at September 30, 1996. The ratio was increased during fiscal 1997 due to increased consumer loans and construction loans. Consumer loans increased to $8.7 million from $8.3 million and construction loans increased to $51.4 million from $41.6 million. The fiscal 1997 net charge-offs against general valuation allowances totaled $14,000 and the net charge-offs for fiscal 1996 were $9,000. While the Association has not experienced any significant charge-offs in the past three years, the decision was made to increase the allowance for loan losses based on a more refined evaluation process which, in management's view, more fully recognizes the changing composition of the Association's loan portfolio and the risk associated with different types of loans.

The Association had $2.1 million in loans classified as substandard, doubtful or loss at September 30, 1997, compared to $2.3 million at September 30, 1996.

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

Noninterest Income. For the year ended September 30, 1997, noninterest income was $219,000, compared to $222,000 for the year ended September 30, 1996. Loan fees and deposit service charges, which consist primarily of late charges on loans receivable and service charges on transaction accounts and ATM charges, were $162,000 and $130,000 for fiscal 1997 and 1996, respectively. Late charges on loans were $76,000 for fiscal 1997 compared to $61,000 for fiscal 1996. The increase is primarily due to the increase in the number of loans outstanding. Service charges on transaction accounts were $74,000 and $55,000 for fiscal 1997 and 1996, respectively. The increase is due to increased checking accounts that pay a flat monthly fee and an increase in the fees charged for related items such as return item charges. ATM fees, which were effective with the installation of the Association's first two ATMs in the Cameron and Maryville offices in June 1997, were $2,000. Commissions from insurance sales by the Association's service corporation were $17,000 and $22,000 for fiscal 1997 and 1996, respectively. Gains on the sale of loans originated for sale were $23,000 and $17,000 for fiscal 1997 and 1996, respectively. A patronage dividend of $8,000 was received in 1997 from a cooperative service bureau, compared to $40,000 in 1996.

Noninterest expense. Noninterest expense decreased $102,000, or 2.7%, to $3.7 million for the year ended September 30, 1997 from $3.8 million for the year ended September 30, 1996. Compensation, payroll taxes and fringe benefits expense increased $507,000 in fiscal 1997 compared to 1996. Expenses associated with the RRP plan were $274,000 for fiscal 1997 compared to $186,000 for fiscal 1996. The plan was approved in January 1996, and was only in effect for a portion of fiscal 1996. ESOP expenses increased to $465,000 for fiscal 1997 from $426,000 for 1996. The increase was due to higher average monthly price for shares of the Company's common stock in 1997 compared to 1996. Cash compensation increased $312,000 in fiscal 1997 to $1.5 million from $1.2 million in 1996. The increase was due to an increase in the number of employees and raises to existing employees. There were fifty-five full time equivalent employees at September 30, 1997 compared to forty-five at September 30, 1996. Payroll taxes and other fringe benefits increased $57,000 due to increased compensation and payroll taxes due to the first year's vesting of the RRP. In accordance with SFAS No. 91, the Association defers certain direct loan origination and modification costs and amortizes these costs as adjustment to yield. The Association has deferred $15,000 less in compensation costs for fiscal 1997 than 1996. Occupancy expense increased $209,000 in fiscal 1997 to $418,000 from $209,000 in 1996. Of the $418,000 of occupancy expense for the fiscal year, $170,000 was incurred in the quarter ended September 30, 1997, the first full quarter the new home office was occupied. The increase was primarily due to increased depreciation and increased taxes on the new home office opened in June 1997. Depreciation also increased due to new equipment for the new home office. Although occupancy expenses are up significantly as a result of the new office in Cameron, the increase in deposits attributed to the opening of the new office is also up substantially. Between the opening of the office on June 23, 1997 and September 30, 1997, the Association opened 960 new deposit accounts and deposits increased by $4.8 million. Data processing expenses increased $17,000 to $168,000 for fiscal 1997 compared to $151,000 for fiscal 1996. The increase was due to the increased number of accounts processed and increased charges for additional on-line work stations. Federal insurance premiums decreased $965,000 to $117,000 from $1.1 million for 1996. The decrease was due to the special SAIF assessment of $800,000 in fiscal 1996. Advertising expenses increased $65,000 to $146,000 for fiscal 1997 compared to $81,000 for fiscal 1996. The increased was due primarily to increased advertising for new deposit products and promotional items for the opening of the new home office. Other operating expenses increased to $649,000 for fiscal 1997 from $585,000 in fiscal 1996. The increase was primarily due to increased expenses for legal services, new checking accounts, office supplies, telephones and postage.

Income Taxes. Income taxes increased to $1.56 million for fiscal 1997 from $1.21 million in fiscal 1996. The increase was due to an increase in taxable income for 1997 as compared to 1996.

Comparison of Operating Results for the Years Ended September 30, 1996 and 1995

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

Asset and Liability Management - Interest Rate Sensitivity Analysis

The matching of assets and liabilities may be analyzed by examining the extent to which such assets are interest rate sensitive and by monitoring an institution's interest rate sensitivity "gap." An asset or liability is said to be interest rate sensitive within a specific time period if it will mature or reprice within that time period. The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets and interest-bearing liabilities maturing or repricing within a specific time period. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. A gap is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets.

During a period of rising interest rates, a negative gap would tend to adversely affect net interest income while a positive gap would tend to positively affect net interest income. During a period of falling interest rates, a negative gap would tend to positively affect net interest income while a positive gap would tend to negatively affect net interest income.

The Association's strategy in recent years has been to reduce its exposure to interest rate risk by better matching the maturities or repricing schedules of its interest rate sensitive assets and liabilities. This strategy has been implemented by originating adjustable rate mortgage loans, short term construction loans and other variable rate or short-term loans, as well as by purchasing short-term investments. The Association seeks to lengthen the maturities of its deposits by promoting longer-term certificates with substantial penalties for early withdrawal. Maturities of new FHLB advances are scheduled to compliment the current gap position. The Association does not solicit negotiated high-rate jumbo certificates of deposit or brokered deposits.

At September 30, 1997, the Company's total interest-bearing liabilities maturing or repricing within one year exceeded interest-earning assets maturing or repricing in the same period by $4.0 million, representing a cumulative negative one-year gap ratio of 1.9%. The Association has established an Asset-Liability Management Committee (ALCO) which is responsible for reviewing the Association's asset-liability policies. The ALCO meets monthly and reports to the Board of Directors on interest rate risks and trends, as well as liquidity and capital ratios and requirements.

Market Risk Management

Market risk is the risk of loss arising from adverse changes in market prices and rates. The Association's market risk is comprised primarily of interest rate risk resulting from its core banking activities of lending and deposit taking. Interest rate risk is the risk that changes in market interest rates might adversely affect the Association's net interest income or the economic value of its portfolio of assets, liabilities and off-balance sheet contracts. Management continually develops and applies strategies to mitigate this risk. Management does not believe that the Association's primary market risk exposures and how those exposures are managed in fiscal year 1997 have changed when compared to fiscal year 1996. Market risk limits have been established by the board of directors based on the Association's tolerance for risk.

The Association primarily relies on the OTS Net Portfolio Value (NPV) Model to measure its susceptibility to interest rate changes. NPV is defined as the present value of expected net cash flows from existing assets minus the present value of expected net cash flows from existing liabilities plus or minus the present value of net expected cash flows from existing off-balance sheet contracts after various assumed instantaneous, parallel shifts in the yield curve, both upward and downward.

The NPV model uses an option-based pricing approach to value one to four family mortgages, mortgages serviced by or for others, and firm commitments to buy, sell or originate mortgages. This approach makes use of an interest rate simulation program to generate random interest rate paths that, in conjunction with a prepayment model, are used to estimate mortgage cash flows. Prepayment options and interest rate caps and floors contained in mortgages and mortgage-related securities introduce significant uncertainty in estimating the timing of cash flows for these instruments that warrant the use of this sophisticated methodology. All other financial instruments are valued using a static discounted cash flow method. Under this approach, the present value is determined by discounting the cash flows the instrument is expected to generate by yields currently available to investors from an instrument of comparable risk and duration.

The following table sets forth the present value estimates for major categories of financial instruments of the Association at September 30, 1997, as calculated by the OTS NPV model. The table shows the present value of the instruments under rate shock scenarios of -300 basis points to +300 basis points in increments of 100 basis points.

================================================================================

              Present Value Estimates by Interest Rate Scenario
                        Calculated at September 30, 1997

                                    -300 bp     -200 bp     -100 bp      0 bp      +100 bp     +200 bp    +300 bp
------------------------------------------------------------------------------------------------------------------
                                                                (Dollars in thousands)
Mortgage loans and securities      $ 183,621    $ 181,623  $ 179,670  $ 177,125    $ 173,681  $ 169,602  $ 165,203
Nonmortgage loans                      5,875        5,814      5,755      5,696        5,640      5,585      5,530
Cash, deposits and securities         16,728       16,584     16,445     16,300       16,150     16,004     15,862
Other assets                           9,126        9,262      9,586     10,193       10,791     11,351     11,872
------------------------------------------------------------------------------------------------------------------

Total assets                         215,350      213,283    211,456    209,314      206,262    202,542    198,467
------------------------------------------------------------------------------------------------------------------

Deposits                             135,937      133,307    130,819    128,464      126,223    124,101    122,086
Borrowings                            38,944       38,265     37,607     36,969       36,352     35,754     35,173
Other liabilities                      3,496        3,495      3,495      3,494        3,494      3,493      3,492
------------------------------------------------------------------------------------------------------------------

Total liabilities                    178,377      175,067    171,921    168,927      166,069    163,348    160,751
------------------------------------------------------------------------------------------------------------------

Off-balance sheet positions               795         624        469        294           68       (186)      (453)
------------------------------------------------------------------------------------------------------------------

Net portfolio value                $   37,768  $   38,840  $  40,004  $  40,681    $  40,261  $  39,008  $  37,263
------------------------------------------------------------------------------------------------------------------

$ change from base                     (2,913)     (1,841)      (677)         -         (420)    (1,673)    (3,418)

Percent change from base                   (7)         (5)        (2)         0           (1)        (4)        (8)

Percent change - Board limit              (10)         (5)        (5)         0          (10)       (20)       (30)

Computations of prospective effects of hypothetical interest rate changes are based on numerous assumptions, including relative levels of market interest rates, loan prepayments and deposit runoffs, and should not be relied upon as indicative of actual results. Further, the computations do not contemplate any actions the Association may undertake in response to changes in interest rates.

Certain shortcomings are inherent in the method of analysis presented in both the computation of NPV and in an analysis of the maturing and repricing of interest-earning assets and interest-bearing liabilities. Although certain assets and liabilities may have similar maturities or periods within which they will reprice, they may react differently to changes in market interest rates. Additionally, adjustable-rate mortgages have features which restrict changes in interest rates on short-term basis and over life of the asset. The proportion of adjustable-rate loans could be reduced in future periods if market interest rates would decrease and remain at lower levels for a sustained period, due to increased refinance activity. Further, in the event of a change in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed in the table. Finally, the ability of many borrowers to service their adjustable-rate debt may decrease in the event of a sustained interest rate increase.

Liquidity and Capital Resources

The Association's primary sources of funds are deposits, repayments on and sale of loans, FHLB advances, the maturity of investment securities and interest income. Although maturity and scheduled amortization of loans are relatively predictable sources of funds, deposit flows and prepayments on loans are influenced significantly by general interest rates, economic conditions and competition.

The primary investing activity of the Association is the origination of loans to be held for investment. For the fiscal years ended September 30, 1997 and 1996, the Association originated loans for portfolio in the amounts of $97.9 million and $98.1 million, respectively. Purchases of loans during the fiscal years ended September 30, 1997 and 1996 were none and $882,000, respectively. The Association also originates loans for sale. For the fiscal years ended September 30, 1997 and 1996, the Association originated $3.1 million and $1.5 million, respectively, of mortgage loans for sale. For the fiscal years ended September 30, 1997 and 1996, these activities were funded primarily by principal repayments of $74.1 million and $67.5 million, respectively, proceeds from the sale of loans of $2.7 million and $1.5 million, respectively, and FHLB advances of $26.0 million and $12.3 million, respectively.

The Association is required to maintain minimum levels of liquid assets under OTS regulations. Savings institutions are required to maintain an average daily balance of liquid assets (including cash, certain time deposits, certain bankers' acceptances, certain corporate debt securities and highly rated commercial paper, securities of certain mutual funds and specified U. S. government, state or federal agency obligations) of not less than 5.0% of its average daily balance of net withdrawable accounts plus short-term borrowings. It is the Association's policy to maintain its liquidity portfolio in excess of regulatory requirements. The Association's eligible liquidity ratios were 8.97% and 6.43%, respectively, at September 30, 1997 and 1996.

The Company's most liquid assets are cash and cash equivalents, which include short-term investments. The levels of these assets are dependent on the operating, financing, lending and investment activities during any given period. At September 30, 1997 and 1996, cash and cash equivalents were $2.9 million and $3.8 million, respectively. The decrease in cash and cash equivalents in 1997 compared to 1996 results primarily from sources of cash receipts and the use of cash to fund loans and investments. The principal components of cash provided during the fiscal year ended September 30, 1997 were FHLB advances and loan repayments. Additional sources of cash included maturing investments, sales of loans and deposit activity.

Liquidity management for the Company is both an ongoing and long-term function of the asset/liability management strategy. Excess Association funds generally are invested in overnight deposits at the FHLB of Des Moines. Should the Association require funds beyond its ability to generate them internally, additional sources of funds are available through FHLB of Des Moines advances. The Association borrowed $26.0 million in FHLB advances and repaid $3.0 million of maturing FHLB advances in fiscal year 1997. During 1996, the Association borrowed $12.3 million in FHLB advances. During the last several years, loan originations have exceeded savings inflows, loan repayments and cash provided by operations. Prior to fiscal year 1996, the excess resulted in reductions of the investment securities portfolio and total liquidity. To maintain liquidity above the required minimum, it is anticipated that FHLB advances will continue to supplement projected savings inflows and loan repayments to fund continued loan demand.

At September 30, 1997, the Association had outstanding loan commitments of $5.8 million, unused lines of credit of $2.3 million, and undisbursed loan funds in process of approximately $20.7 million. Construction of the new full service branch in Liberty, MO is scheduled to begin soon. A contract has been entered into for the construction of the branch office, with estimated costs of $1.0 million. Completion of the 7,600 square foot facility is scheduled for April 1998. The Association anticipates it will have sufficient funds available to meet its current loan commitments, including loan applications received and in process prior to issuance of firm commitments and building costs. Certificates of deposit which are scheduled to mature in one year or less at September 30, 1997 were $58.6 million. Management believes that a significant portion of such deposits will remain with the Association.

At September 30, 1997, the Association had tangible capital of $34.2 million, or 16.8% of total adjusted assets, which is approximately $31.1 million above the minimum requirement of 1.5% of adjusted total assets in effect on that date. The Association had core capital of $34.2 million, or 16.8% of adjusted total assets, which is $28.1 million above the minimum leverage ratio of 3.0% in effect on that date. The Association had total risk-based capital of $35.8 million and total risk-weighted assets of $139.0 million, or total capital of 25.8% of risk-weighted assets. This was $24.7 million above the 8.0% requirement in effect on that date.

The Year 2000 Issue

The Association has an ongoing program designed to ensure that its operational and financial systems will not be adversely affected by Year 2000 software failures, due to processing errors arising from calculations using the Year 2000 date.

The Association has nearly completed assessment of its computer hardware Year 2000 compliance and testing of such hardware operating systems is approximately fifty percent complete. However, the Associations has not yet determined the cost, which will be expensed as incurred, of evaluating its computer software or databases, or of making any modifications required to correct any Year 2000 problems.

The Association is requiring its computer systems and software vendors to represent that the products are, or will be, Year 2000 compliant, and has planned a program for testing of compliance. It is recognized that any Year 2000 failure could result in additional expense to the Association.

Recent Accounting Developments

SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," was effective for all transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996. This statement provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities based on consistent application of a financial-components approach that focuses on control. It distinguishes transfers of financial assets that are sales from transfers that are secured borrowings.

Under the financial-components approach, after a transfer of financial assets, an entity recognizes all financial and servicing assets it controls and liabilities it has incurred and derecognizes financial assets it no longer controls and liabilities that have been extinguished. The financial-components approach focuses on the assets and liabilities that exist after the transfer. Many of these assets and liabilities are components of financial assets that existed prior to the transfer. If a transfer does not meet the criteria for a sale, the transfer is accounted for as a secured borrowing with pledge of collateral. The adoption of this statement did not have a material effect on the consolidated financial statements.

SFAS No. 127, "Deferral of the Effective Date of Certain Provisions of FASB Statement No. 125," defers the effective date for transfers and servicing of financial assets and extinguishments of liabilities related to secured borrowings, repurchase agreements and similar instruments occurring after December 31, 1996 to those occurring after December 31, 1997.

SFAS No. 128, "Earnings per Share," will be adopted by the Company for the interim period ending December 31, 1997. This statement established standards for computing and presenting earnings per share (EPS) and applies to entities with publicly held common stock or potential common stock. This statement simplifies the standards for computing EPS previously found in APB Opinion No. 15, "Earnings per Share," and makes them comparable to international EPS standards. It replaces the presentation of primary EPS with a presentation of basic EPS. It also requires dual presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures and requires a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation.

Management believes adoption of SFAS Nos. 127 and 128 will not have a material effect on the financial position or results of operations, nor will adoption require additional capital resources.

In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income," which requires entities presenting a complete set of financial statements to include details of comprehensive income that arise in the reporting period. Comprehensive income consists of net earnings or loss for the current period and other comprehensive income--expenses, gains and losses that bypass the statement of earnings and are reported in a separate component of equity, i.e., unrealized gains and losses on certain investment securities. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997.

Impact of Inflation and Changing Prices

The consolidated financial statements of the Company and notes thereto, presented elsewhere herein, have been prepared in accordance with generally accepted accounting principles, which required the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time and due to inflation. The impact of inflation is reflected in the increased costs of the Association's operations. Unlike most industrial companies, nearly all the assets and liabilities of the Association are monetary. As a result, interest rates have a greater impact on the Association's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the price of goods and services.

KPMG Peat Marwick LLP

1000 Walnut, Suite 1600         Telephone 816 474 6480     Telefax 816 556 9652
P.O. Box 13127
Kansas City, MO 64199


                          Independent Auditors' Report



The Board of Directors
Cameron Financial Corporation:


We have audited the accompanying consolidated balance sheets of Cameron Financial Corporation and subsidiary (the Company) as of September 30, 1997 and 1996 and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the years in the three-year period ended September 30, 1997 These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Cameron Financial Corporation and subsidiary as of September 30, 1997 and 1996 and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 1997 in conformity with generally accepted accounting principles.




/s/ KPMG Peat Marwick LLP

November 21, 1997

CAMERON FINANCIAL CORPORATION AND SUBSIDIARY

Consolidated Balance Sheets

September 30, 1997 and 1996

==============================================================================================================

                                  Assets                                      1997                    1996
--------------------------------------------------------------------------------------------------------------
Cash and cash equivalents                                               $   2,909,000                3,783,000
Certificates of deposit in other financial institutions                     7,600,000                2,500,000
Investment securities held-to-maturity (estimated fair value of
   $13,911,000 in 1997 and $18,249,000 in 1996) (note 3)                   13,872,000               18,297,000
Mortgage-backed securities held-to-maturity                                    10,000                   13,000
Loans receivable, net (notes 4 and 8)                                     176,790,000              154,444,000
Accrued interest receivable:
   Loans and mortgage-backed securities                                     1,268,000                1,090,000
   Investment securities                                                      150,000                  206,000
Office properties and equipment, net (note 6)                               6,406,000                2,874,000
Stock in Federal Home Loan Bank (FHLB) of Des Moines, at cost               1,762,000                1,259,000
Deferred income taxes (note 9)                                                536,000                  611,000
Other assets (notes 5 and 10)                                               1,201,000                1,269,000
--------------------------------------------------------------------------------------------------------------

                                                                        $ 212,504,000              186,346,000
--------------------------------------------------------------------------------------------------------------

                   Liabilities and Stockholders' Equity
--------------------------------------------------------------------------------------------------------------

Liabilities:
   Savings deposits (note 7)                                            $ 128,771,000              123,108,000
   Borrowings from the FHLB (note 8)                                       35,250,000               12,250,000
   Advance payments by borrowers for property taxes and insurance           1,772,000                1,729,000
   Accrued interest payable on savings deposits                               137,000                  141,000
   Accrued expenses and other liabilities                                   1,506,000                1,989,000
   Current income taxes payable (note 9)                                      401,000                  314,000
--------------------------------------------------------------------------------------------------------------

Total liabilities                                                         167,837,000              139,531,000
--------------------------------------------------------------------------------------------------------------

Stockholders' equity (notes 1 and 2):
   Serial preferred stock, $.01 par; 2,000,000 shares authorized;
      none issued or outstanding                                                 --                       --
   Common stock, $.01 par; 10,000,000 shares authorized;
      3,026,928 shares issued                                                  30,000                   30,000
   Additional paid-in capital                                              29,804,000               29,622,000
   Retained earnings, substantially restricted (note 9)                    24,567,000               22,756,000
   Unearned employee benefits (note 10)                                    (2,524,000)              (3,082,000)
   Treasury stock; 464,850 shares in 1997 and
       177,248 shares in 1996 of common stock at cost                      (7,210,000)              (2,511,000)
--------------------------------------------------------------------------------------------------------------

Total stockholders' equity                                                 44,667,000               46,815,000
--------------------------------------------------------------------------------------------------------------

Commitments (notes 4 and 12)
--------------------------------------------------------------------------------------------------------------

                                                                        $ 212,504,000              186,346,000
==============================================================================================================

See accompanying notes to consolidated financial statements.

CAMERON FINANCIAL CORPORATION AND SUBSIDIARY

Consolidated Statements of Earnings

Years ended September 30

=====================================================================================================================

                                                                   1997                 1996                  1995
---------------------------------------------------------------------------------------------------------------------
Interest income:
   Loans                                                      $14,535,000            12,181,000            10,472,000
   Investment securities                                          975,000             1,319,000             1,190,000
   Mortgage-backed securities                                       1,000                 2,000                 2,000
   Certificates of deposit and other                              478,000               419,000               625,000
---------------------------------------------------------------------------------------------------------------------
Total interest income                                          15,989,000            13,921,000            12,289,000
---------------------------------------------------------------------------------------------------------------------
Interest expense:
   Savings deposits (note 7)                                    6,583,000             6,492,000             6,298,000
   Borrowed money                                               1,596,000               187,000                19,000
---------------------------------------------------------------------------------------------------------------------
Total interest expense                                          8,179,000             6,679,000             6,317,000
---------------------------------------------------------------------------------------------------------------------
Net interest income                                             7,810,000             7,242,000             5,972,000

Provision for loan losses (note 4)                                285,000               368,000               120,000
---------------------------------------------------------------------------------------------------------------------
Net interest income after provision for loan losses             7,525,000             6,874,000             5,852,000
---------------------------------------------------------------------------------------------------------------------
Noninterest income:
   Loan and deposit service charges                               162,000               130,000               131,000
   Loss on sale of investment securities                             --                    --                  (4,000)
   Other income                                                    57,000                92,000               100,000
---------------------------------------------------------------------------------------------------------------------
Total noninterest income                                          219,000               222,000               227,000
---------------------------------------------------------------------------------------------------------------------
Noninterest expense:
   Compensation, payroll taxes and fringe
      benefits (note 10)                                        2,172,000             1,665,000             1,445,000
   Occupancy expense                                              418,000               209,000               187,000
   Data processing                                                168,000               151,000               129,000
   Federal deposit insurance premiums (note 11)                   117,000             1,082,000               283,000
   Advertising                                                    146,000                81,000                67,000
   Other operating expenses                                       649,000               584,000               392,000
---------------------------------------------------------------------------------------------------------------------
Total noninterest expense                                       3,670,000             3,772,000             2,503,000
---------------------------------------------------------------------------------------------------------------------
Earnings before income taxes                                    4,074,000             3,324,000             3,576,000

Income taxes (note 8)                                           1,564,000             1,214,000             1,272,000
---------------------------------------------------------------------------------------------------------------------
Net earnings                                                  $ 2,510,000             2,110,000             2,304,000
---------------------------------------------------------------------------------------------------------------------
Net earnings per share                                        $      0.97                  0.77                  0.83
---------------------------------------------------------------------------------------------------------------------
Average common shares outstanding                               2,578,957             2,740,759             2,784,906
---------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

CAMERON FINANCIAL CORPORATION AND SUBSIDIARY

Consolidated Statements of Stockholders' Equity

Years ended September 30

============================================================================================================================
                                                                                                                  Net
                                                                             Additional                     unrealized loss
                                                                Common         paid-in         Retained      on marketable
                                                                stock          capital         earnings    equity securities
----------------------------------------------------------------------------------------------------------------------------
Balance at September 30, 1994                               $      --               --         19,291,000          (24,000)
Adoption of SFAS No. 115                                           --               --               --             24,000
Sale of common stock, net of offering costs of $821,000          30,000       29,418,000             --               --
Unearned ESOP shares                                               --               --               --               --
Net earnings                                                       --               --          2,304,000             --
Dividend declared ($.07 per share)                                 --               --           (197,000)            --
Allocation of ESOP shares                                          --             58,000             --               --
Change in gain (loss) on available for sale securities             --               --               --               --
----------------------------------------------------------------------------------------------------------------------------
Balance at September 30, 1995                                    30,000       29,476,000       21,398,000             --
Adoption of Recognition and
     Retention Plan (RRP) (note 10)                               1,000        1,398,000             --               --
Amortization of RRP, net of forfeitures                            --               --               --               --
Net earnings                                                       --               --          2,110,000             --
Dividend declared ($.28 per share)                                 --               --           (752,000)            --
Allocation of ESOP shares                                          --            124,000             --               --
Purchase 271,223 shares of treasury stock                          --               --               --               --
Retirement 93,975 shares of treasury stock                       (1,000)      (1,376,000)            --               --
----------------------------------------------------------------------------------------------------------------------------
Balance at September 30, 1996                                    30,000       29,622,000       22,756,000             --
Amortization of RRP, net of forfeitures                            --               --               --               --
Net earnings                                                       --               --          2,510,000             --
Dividend declared ($.28 per share)                                 --               --           (699,000)            --
Allocation of ESOP shares                                          --            182,000             --               --
Purchase 287,602 shares of treasury stock                          --               --               --               --
----------------------------------------------------------------------------------------------------------------------------
Balance at September 30, 1996                               $    30,000       29,804,000       24,567,000             --
============================================================================================================================

See accompanying notes to consolidated financial statements.

CAMERON FINANCIAL CORPORATION AND SUBSIDIARY

Consolidated Statements of Stockholders' Equity

Years ended September 30

==========================================================================================================================
                                                               Net gain
                                                              (loss) on         Unearned
                                                             available-for-     employee          Treasury
                                                            sale securities     benefits           stock          Total
--------------------------------------------------------------------------------------------------------------------------
Balance at September 30, 1994                                      --               --               --         19,267,000
Adoption of SFAS No. 115                                          2,000             --               --             26,000
Sale of common stock, net of offering costs of $821,000            --               --               --         29,448,000
Unearned ESOP shares                                               --         (2,422,000)            --         (2,422,000)
Net earnings                                                       --               --               --          2,304,000
Dividend declared ($.07 per share)                                 --               --               --           (197,000)
Allocation of ESOP shares                                          --            245,000             --            303,000
Change in gain (loss) on available for sale securities           (2,000)            --               --             (2,000)
--------------------------------------------------------------------------------------------------------------------------
Balance at September 30, 1995                                      --         (2,177,000)            --         48,727,000
Adoption of Recognition and
     Retention Plan (RRP) (note 10)                                --         (1,399,000)            --               --
Amortization of RRP, net of forfeitures                            --            193,000           (7,000)         186,000
Net earnings                                                       --               --               --          2,110,000
Dividend declared ($.28 per share)                                 --               --               --           (752,000)
Allocation of ESOP shares                                          --            301,000             --            425,000
Purchase 271,223 shares of treasury stock                          --               --         (3,881,000)      (3,881,000)
Retirement 93,975 shares of treasury stock                         --               --          1,377,000             --
--------------------------------------------------------------------------------------------------------------------------
Balance at September 30, 1996                                      --         (3,082,000)      (2,511,000)      46,815,000
Amortization of RRP, net of forfeitures                            --            274,000             --            274,000
Net earnings                                                       --               --               --          2,510,000
Dividend declared ($.28 per share)                                 --               --               --           (699,000)
Allocation of ESOP shares                                          --            284,000             --            466,000
Purchase 287,602 shares of treasury stock                          --               --         (4,699,000)      (4,699,000)
--------------------------------------------------------------------------------------------------------------------------
Balance at September 30, 1996                                      --         (2,524,000)      (7,210,000)      44,667,000
==========================================================================================================================


See accompanying notes to consolidated financial statements.

CAMERON FINANCIAL CORPORATION AND SUBSIDIARY

Consolidated Statements of Cash Flows

Years ended September 30

==============================================================================================================
                                                                    1997             1996              1995
--------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
   Net earnings                                               $  2,510,000         2,110,000         2,304,000
   Adjustments to reconcile net earnings to cash
      provided by operating activities:
        Depreciation and amortization                              137,000            50,000             7,000
        Provision for loan losses                                  285,000           368,000           120,000
        Provision for losses on real estate owned                    3,000              --                --
        Amortization of RRP and allocation of ESOP shares          740,000           611,000           303,000
        Deferred income taxes                                       75,000          (403,000)           64,000
        (Gain) loss on sales of real estate owned                   (4,000)           (3,000)            1,000
        Loss on sales of assets                                       --                --               5,000
        Stock dividend received on FHLB stock                         --             (24,000)             --
        Amortization of deferred loan fees                        (490,000)         (397,000)         (321,000)
        Proceeds from sales of loans held for sale               2,693,000         1,549,000         1,121,000
        Origination of loans held for sale                      (3,137,000)       (1,450,000)       (1,184,000)
        Gain on sale of loans held for sale                        (23,000)          (17,000)          (19,000)
        Changes in assets and liabilities:
          Accrued interest receivable                             (122,000)          (49,000)         (307,000)
          Other assets                                              68,000           333,000          (118,000)
          Accrued interest payable                                  (4,000)          (14,000)           29,000
          Accrued expenses and other liabilities                  (483,000)        1,003,000           118,000
          Current income taxes payable                              87,000            24,000           133,000
--------------------------------------------------------------------------------------------------------------

Cash provided by operating activities                            2,335,000         3,691,000         2,256,000
--------------------------------------------------------------------------------------------------------------

Cash flows from investing activities:
   Net increase in loans receivable                            (21,673,000)      (23,938,000)      (15,451,000)
   Purchase of loans receivable                                       --            (882,000)          (26,000)
   Mortgage-backed securities principal repayments                   3,000             4,000             3,000
   Maturities of investment securities held-to-maturity          6,456,000        12,751,000         2,560,000
   Purchase of investment securities held-to-maturity           (2,000,000)       (4,541,000)      (14,528,000)
   Proceeds from sale of investment securities
      available-for-sale                                              --                --           1,870,000
   Purchase of FHLB stock                                         (503,000)             --                --
   Net (increase) decrease in certificates of deposit in
      other financial institutions                                    --             991,000         5,050,000
   Net proceeds from sales of real estate owned                       --               2,000              --
   Purchase of life insurance policies                                --                --          (1,270,000)
   Additions and improvements to real estate owned                    --              (7,000)             --
   Purchase of office properties and equipment                  (3,700,000)       (2,259,000)         (126,000)
--------------------------------------------------------------------------------------------------------------

Net cash used in investing activities                         $(21,417,000)      (17,879,000)      (21,918,000)
--------------------------------------------------------------------------------------------------------------

                                                                     (Continued)

CAMERON FINANCIAL CORPORATION AND SUBSIDIARY


=========================================================================================================================
                                                                              1997               1996             1995
-------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
   Proceeds from sale of common stock, net of costs of issuance          $       --                --          27,026,000
   Net (decrease) increase in NOW, passbook and money
      market demand amounts                                                (1,712,000)          139,000        (7,864,000)
   Net increase in certificate accounts                                     7,375,000         1,689,000         6,034,000
   Net increase in advance payments by borrowers
      for taxes and insurance                                                  43,000           101,000           149,000
   Proceeds from Federal Home Loan Bank advances                           26,000,000        12,250,000         2,500,000
   Repayment of Federal Home Loan Bank advances                            (3,000,000)             --          (2,500,000)
   Dividends paid                                                            (699,000)         (762,000)             --
   Purchase of treasury stock                                              (4,699,000)       (3,881,000)             --
-------------------------------------------------------------------------------------------------------------------------
Net cash provided by financing activities                                  23,308,000         9,536,000        25,345,000
-------------------------------------------------------------------------------------------------------------------------
Net (decrease) increase in cash                                             4,226,000        (4,652,000)        5,683,000

Cash and cash equivalents at beginning of year                              6,283,000        10,935,000         5,252,000
-------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                 $ 10,509,000         6,283,000        10,935,000
=========================================================================================================================
Supplemental disclosure of cash flow information:
   Cash paid during the year for income taxes                            $  1,401,000         1,594,000         1,061,000
=========================================================================================================================
   Cash paid during the year for interest                                $  8,168,000         6,505,000         6,268,000
=========================================================================================================================
Supplemental schedule of noncash investing and financing activities:
   Conversion of loans to real estate owned                              $       --             121,000            63,000
=========================================================================================================================
   Conversion of real estate owned to loans                              $     51,000            59,000            63,000
=========================================================================================================================
   Dividends declared and payable                                        $    168,000           186,000           197,000
=========================================================================================================================
   Issuance of unearned ESOP shares                                      $       --                --           2,422,000
=========================================================================================================================
   Issuance of unearned RRP shares                                       $       --           1,399,000              --
=========================================================================================================================

See accompanying notes to consolidated financial statements.

CAMERON FINANCIAL CORPORATION AND SUBSIDIARY

Notes to Consolidated Financial Statements

September 30, 1997 and 1996

================================================================================

 (1)    Conversion and Acquisition of the Association by the Company

        Cameron Financial Corporation (the "Company") was incorporated in December 1994 for the purpose of becoming the savings and loan holding company of The Cameron Savings & Loan Association, F.A. (the "Association") in connection with the Association's conversion from a federally chartered mutual savings and loan to a federally chartered stock savings and loan. Pursuant to its Plan of Conversion, on March 31, 1995, the Company issued and sold 3,026,928 shares of its common stock, in a subscription and community offering to the Association's depositors and borrowers, the Company's employee stock ownership plan and the general public. Total proceeds of the offering, net of costs and funding the ESOP, were approximately $27,026,000. The Company utilized $14,724,000 of the net proceeds to acquire all of the common stock issued by the Association in connection with its conversion. The remaining proceeds were retained by the Company and invested in government and agency securities.

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

 (2)    Summary of Significant Accounting Policies

        (a)   Cash and Cash Equivalents

        For purposes of the statements of cash flows, all short-term investments with a maturity of three months or less at date of purchase are considered cash equivalents. Cash and cash equivalents reflected on the balance sheet include interest earning deposits of $2,448,000 and $3,333,000 at September 30, 1997 and 1996, respectively.

        (b)   Investment Securities

        The Company and the Association classify their investment securities as held-to-maturity, available-for-sale or trading. Held-to-maturity securities are recorded at amortized cost adjusted for amortization of premiums and accretion of discounts that are recognized in income using the interest method over the period to maturity. Available-for-sale and trading securities are recorded at fair value. Adjustments to record available-for-sale securities at fair value are reflected, net of tax, in equity. At September 30, 1997 and 1996, all of the Company's and Association's investment and mortgage-backed securities are classified as held-to-maturity.

        Gain or loss on the sale of securities is recognized using the specific identification method.

CAMERON FINANCIAL CORPORATION AND SUBSIDIARY

Notes to Consolidated Financial Statements

================================================================================

        (c)   Provisions for Losses on Loans and Interest Receivable

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

        A loan is considered impaired when it is probable a creditor will be unable to collect all amounts due both principal and interest - according to the contractual terms of the loan agreement. When measuring impairment, the expected future cash flows of an impaired loan are required to be discounted at the loan's effective interest rate. Impairment may also be measured by reference to an observable market price, if one exists, or the fair value of the collateral for a collateral-dependent loan. Regardless of the historical measurement method used, the Association measures impairment based on the fair value of the collateral when the creditor determines foreclosure is probable. Additionally, impairment of a restructured loan is measured by discounting the total expected future cash flows at the loan's effective rate of interest as stated in the original loan agreement.

        The Association applies the methods described above to multifamily real estate loans, commercial real estate loans and restructured loans. Smaller balance, homogeneous loans, including one- to four-family residential and construction loans and consumer loans, are collectively evaluated for impairment.

        (d)   Deferred Loan Fees and Costs

        Mortgage loan origination fees and direct mortgage loan origination costs are deferred and the net fee or cost is recognized in earnings using the interest method over the contractual life of the loan. Direct loan origination costs for other loans are expensed, as such costs are not material in amount.

        (e)   Loans Held for Sale

        Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or fair value. Net unrealized losses are recognized through a valuation allowance by charges to income. At September 30, 1997, loans held for sale totaled $466,000. At September 30, 1996, there were no loans held for sale.

CAMERON FINANCIAL CORPORATION AND SUBSIDIARY

Notes to Consolidated Financial Statements

================================================================================

        (f)   Real Estate Owned

        Real estate owned includes real estate acquired through, or in lieu of, loan foreclosure and is carried at the lower of cost or estimated fair value less estimated cost to sell. Revenue and expenses from operations and the provision for losses on real estate owned are included in other operating expense in the accompanying consolidated statements of earnings.

        (g)   Office Properties and Equipment

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

        (k)   Use of Estimates

        Management of the Association has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

CAMERON FINANCIAL CORPORATION AND SUBSIDIARY

Notes to Consolidated Financial Statements

================================================================================
        (l)   New Account Pronouncements

        SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," was effective for all transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996. This statement provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities based on consistent application of a financial-components approach that focuses on control. It distinguishes transfers of financial assets that are sales from transfers that are secured borrowings.

        Under the financial-components approach, after a transfer of financial assets, an entity recognizes all financial and servicing assets it controls and liabilities it has incurred and derecognizes financial assets it no longer controls and liabilities that have been extinguished. The financial-components approach focuses on the assets and liabilities that exist after the transfer. Many of these assets and liabilities are components of financial assets that existed prior to the transfer. If a transfer does not meet the criteria for a sale, the transfer is accounted for as a secured borrowing with pledge of collateral. The adoption of this statement did not have a material effect on the consolidated financial statements.

        SFAS No. 127, "Deferral of the Effective Date of Certain Provisions of FASB Statement No. 125," defers the effective date for transfers and servicing of financial assets and extinguishments of liabilities related to secured borrowings, repurchase agreements and similar instruments occurring after December 31, 1996 to those occurring after December 31, 1997.

        SFAS No. 128, "Earnings per Share," will be adopted by the Company for the interim period ending December 31, 1997. This statement establishes standards for computing and presenting earnings per share (EPS) and applies to entities with publicly held common stock or potential common stock. This statement simplifies the standards for computing EPS previously found in APB Opinion No. 15, "Earnings per Share," and makes them comparable to international EPS standards. It replaces the presentation of primary EPS with a presentation of basic EPS. It also requires dual presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures and requires a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation.

        Management believes adoption of SFAS Nos. 127 and 128 will not have a material effect on the financial position or results of operations, nor will adoption require additional capital resources.

        In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income," which requires entities presenting a complete set of financial statements to include details of comprehensive income that arise in the reporting period. Comprehensive income consists of net earnings or loss for the current period and other comprehensive income--expenses, gains, and losses that bypass the statement of earnings and are reported in a separate component of equity, i.e., unrealized gains and losses on certain investment securities. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997.

CAMERON FINANCIAL CORPORATION AND SUBSIDIARY

Notes to Consolidated Financial Statements

================================================================================

 (3)  Investment Securities

      A summary, by maturity dates, of investment securities held-to-maturity at September 30, 1997 follows:

=================================================================================================================
                                                                              Gross         Gross      Estimated
                                                              Amortized    unrealized     unrealized      fair
                                                                 cost         gains        losses        value
-----------------------------------------------------------------------------------------------------------------
      United States government and agency obli-
        gations maturing in less than one year               $  3,483,000     14,000       (7,000)     3,490,000
      United States government and agency
        obligations maturing after one year
        but within five years                                   9,481,000     51,000      (19,000)     9,513,000
      United States government and agency
        obligations maturing after five
        years but within ten years                                      -          -            -              -
----------------------------------------------------------------------------------------------------------------
      Privately issued bonds maturing in:
        2001                                                      908,000          -            -        908,000
-----------------------------------------------------------------------------------------------------------------
      Total $                                                  13,872,000     65,000      (26,000)    13,911,000
=================================================================================================================
      A summary, by maturity dates, of investment securities held-to-maturity at September 30, 1996 follows:

-----------------------------------------------------------------------------------------------------------------
                                                                             Gross          Gross      Estimated
                                                               Amortized   unrealized     unrealized      fair
                                                                  cost        gains         losses        value
-----------------------------------------------------------------------------------------------------------------
      United States government and agency obli-
        gations maturing in less than one year               $  3,988,000     16,000       (1,000)     4,003,000
      United States government and agency
        obligations maturing after one year
        but within five years                                  12,194,000     41,000     (122,000)    12,113,000
      United States government and agency
        obligations maturing after five
        years but within ten years                                500,000          -       (4,000)       496,000

      Privately issued bonds maturing in:
        2001                                                      615,000     41,000            -        656,000
        2005                                                    1,000,000          -      (19,000)       981,000
-----------------------------------------------------------------------------------------------------------------
      Total                                                  $ 18,297,000     98,000     (146,000)    18,249,000
=================================================================================================================

      Proceeds from the sale of investment securities for the year ended September 30, 1995 totaled $1,870,000, and resulted in gross realized losses of $53,000 and gross realized gains of $49,000. There were no sales of investment securities in the years ended September 30, 1996 and 1997.

CAMERON FINANCIAL CORPORATION AND SUBSIDIARY

Notes to Consolidated Financial Statements

================================================================================

 (4)    Loans Receivable

        Loans receivable at September 30 are summarized as follows:

============================================================================================
                                                             1997                    1996
--------------------------------------------------------------------------------------------
        Residential real estate loans:
           One- to four-family                          $123,390,000             109,292,000
           Multifamily                                     4,226,000               2,908,000
           Held for sale                                     466,000                    --
        Construction loans, primarily single family       51,447,000              41,646,000
        Land                                               8,257,000               9,605,000
        Commercial real estate                             3,403,000               4,322,000
        Consumer loans                                     8,709,000               8,330,000
--------------------------------------------------------------------------------------------
        Total loans receivable                           199,898,000             176,103,000

        Less:
           Loans in process                               20,679,000              19,502,000
           Deferred loans fees, net                          805,000                 804,000
           Allowance for loan losses                       1,624,000               1,353,000
--------------------------------------------------------------------------------------------

                                                        $176,790,000             154,444,000
============================================================================================

        The Association grants residential and commercial real estate and other consumer and commercial loans primarily in its lending territory which includes Clay, Platte, and Clinton Counties in Missouri and contiguous counties. Although the Association has a diversified loan portfolio, a substantial portion of its borrowers' ability to repay their loans is dependent upon economic conditions in the Association's lending territory.

        The Association makes contractual commitments to extend credit which are subject to the Association's credit monitoring procedures. At September 30, 1997, the Association was committed to originate loans receivable aggregating approximately $5,807,000, including fixed-rate loan commitments of approximately $1,466,000, with interest rates ranging from 7.75% to 9.0%. At September 30, 1997, commitments to sell loans were $828,000. There were no commitments to buy loans.

        At September 30, 1997 and 1996, the Association had loans of $604,000 and $725,000, respectively, to various directors, officers and their families. During 1997, $74,000 of new loans were made and repayments totaled $181,000. These loans are made subject to the same interest rates and underwriting standards used to originate loans to other borrowers of the Association.

CAMERON FINANCIAL CORPORATION AND SUBSIDIARY

Notes to Consolidated Financial Statements

================================================================================
        The following is a summary of activity in the allowance for loan losses for the years ended September 30:

=================================================================================================
                                                     1997                1996              1995
-------------------------------------------------------------------------------------------------
        Balance at beginning of year            $   1,353,000           994,000          876,000
        Provision for loan losses                     285,000           368,000          120,000
        Charge-offs                                   (14,000)           (9,000)          (2,000)
-------------------------------------------------------------------------------------------------

        Balance at end of year                  $   1,624,000         1,353,000          994,000
-------------------------------------------------------------------------------------------------


        Loans delinquent ninety days or more at September 30, 1997 and 1996 were approximately $1,010,000 and $1,478,000, respectively, including nonaccrual loans of approximately $372,000 and $769,000, respectively. Interest that would have been recognized on nonaccrual loans under their original terms but for which an allowance has been established amounted to $21,000 and $40,000 at September 30, 1997 and 1996, respectively. The amount that was included in income on such loans was $13,000 and $40,000 for the years ended September 30, 1997 and 1996, respectively.


 (5)    Real Estate Owned

        At September 30, 1996, the Association had $70,000 in real estate owned included in other assets in the accompanying balance sheet. At September 30, 1997, the Association had no real estate owned.


 (6)    Office Properties and Equipment

        At September 30, 1997 and 1996, office properties and equipment consisted of the following:

==================================================================================================
                                                                        1997             1996
--------------------------------------------------------------------------------------------------
        Land                                                        $1,278,000          428,000
        Buildings and improvements                                   4,736,000          127,000
        Furniture, fixtures and equipment                              649,000          427,000
        Construction in progress                                        22,000        2,105,000
--------------------------------------------------------------------------------------------------
                                                                     6,685,000        3,087,000

        Less accumulated depreciation                                  279,000          213,000
--------------------------------------------------------------------------------------------------

                                                                    $6,406,000        2,874,000
==================================================================================================

CAMERON FINANCIAL CORPORATION AND SUBSIDIARY

Notes to Consolidated Financial Statements

================================================================================

        The Association completed construction on its new home office building in Cameron, Missouri in June 1997. Total project costs of the new building was $4,619,000. In January 1997, the Company purchased a parcel of land for $850,000 in Liberty, Missouri for the purpose of building a branch office, which the Association will lease as a branch location, and for the development and sale of the adjoining lots. It is expected that the construction costs of the new branch will be $1,000,000 with completion expected in April 1998. The Company plans to fund the construction of the Liberty office with existing short-term investment securities and cash provided from operations.

(7)    Savings Deposits

        Savings deposits at September 30, 1997 and 1996 are summarized as follows:

===================================================================================================================
                                                                       1997                          1996
                                                             ------------------------      ------------------------
                                            Rate               Amount        Percent          Amount       Percent
-------------------------------------------------------------------------------------------------------------------
        Balance by interest rate:
        NOW and super NOW
              accounts                     0-3.00%          $  4,362,000       3.4%         $  5,294,000     4.3%
        Passbook accounts                     3.25            12,022,000       9.3            11,179,000     9.1
        Money market demand
              accounts                   3.00-4.89             5,871,000       4.6             7,494,000     6.1
-------------------------------------------------------------------------------------------------------------------
                                                              22,255,000      17.3            23,967,000    19.5
-------------------------------------------------------------------------------------------------------------------
        Certificate accounts                0-3.99                 4,000       -                   4,000     -
                                         4.00-4.99               208,000        .2             1,280,000     1.0
                                         5.00-5.99            59,302,000      46.1            62,586,000    50.8
                                         6.00-6.99            39,118,000      30.3            25,793,000    21.0
                                         7.00-7.99             5,844,000       4.5             7,389,000     6.0
                                         8.00-8.99             1,868,000       1.5             1,923,000     1.6
                                              9.00               172,000        .1               166,000      .1
-------------------------------------------------------------------------------------------------------------------
                                                             106,516,000      82.7            99,141,000    80.5
-------------------------------------------------------------------------------------------------------------------
                                                            $128,771,000     100.0%         $123,108,000   100.0%
===================================================================================================================

        Weighted average interest rate on
          savings deposits at September 30                             5.49%                         5.33%
===================================================================================================================
                                                                       1997                          1996
                                                             ------------------------      ------------------------
                                                               Amount        Percent          Amount       Percent
-------------------------------------------------------------------------------------------------------------------
Contractual maturity of certificate accounts:
        Under 12 months                                     $ 58,586,000      55.0          $ 49,547,000    50.0%
        12 to 24 months                                       12,741,000      12.0            18,131,000    18.3
        24 to 36 months                                        6,563,000       6.2             6,383,000     6.4
        36 to 48 months                                        3,449,000       3.2             4,506,000     4.5
        48 to 60 months                                        3,660,000       3.4             2,851,000     2.9
        Over 60 months                                        21,517,000      20.2            17,723,000    17.9
-------------------------------------------------------------------------------------------------------------------

                                                            $106,516,000     100.0          $ 99,141,000   100.0%
===================================================================================================================

CAMERON FINANCIAL CORPORATION AND SUBSIDIARY

Notes to Consolidated Financial Statements

===================================================================================================================
        The components of interest expense on savings deposits are as follows for the years ended September 30:
===================================================================================================================
                                                                       1997              1996             1995
-------------------------------------------------------------------------------------------------------------------
        NOW, super NOW, passbook and money market                   $  696,000           691,000         844,000
        Certificate accounts                                         5,886,000         5,801,000       5,454,000
-------------------------------------------------------------------------------------------------------------------
                                                                    $6,582,000         6,492,000       6,298,000
===================================================================================================================

        The aggregate amount of certificates of deposit with a minimum denomination of $100,000 was approximately $8,248,000 and $9,119,000 at September 30, 1997 and 1996, respectively. The amount by which individual certificates of deposit exceed $100,000 are not insured by the Federal Deposit Insurance Corporation. The Association has pledged investment securities with an amortized cost of approximately $3,795,000 and $3,170,000 at September 30, 1997 and 1996, respectively, as additional security on savings deposits.


 (8)    FHLB Advances

        The Association had the following debt outstanding from the Federal Home Loan Bank of Des Moines at September 30, 1997:

===================================================================================================================
        $3,000,000 advance, interest at 5.78%, due October 1997                                      $ 3,000,000
        $2,000,000 advance, interest at 5.49%, due February 1998                                       2,000,000
        $5,000,000 advance, interest at 5.628%, due April 1998                                         5,000,000
        $1,000,000 advance, interest at 5.860%, due July 1998                                          1,000,000
        $2,000,000 advance, interest at 6.21%, due September 1998                                      2,000,000
        $3,000,000 advance, interest at 6.070%, due January 1999                                       3,000,000
        $1,000,000 advance, interest at 6.75%, due July 1999                                           1,000,000
        $2,000,000 advance, interest at 6.4%, due September 1999                                       2,000,000
        $2,000,000 advance, interest at 6.19%, due January 2000                                        2,000,000
        $5,000,000 advance, interest at 5.55%, due June 2000                                           5,000,000
        $1,000,000 advance, interest at 6.46%, due October 2000                                        1,000,000
        $1,250,000 advance, interest at 5.79%, due December 2000                                       1,250,000
        $1,000,000 advance, interest at 6.36%, due January 2001                                        1,000,000
        $1,000,000 advance, interest at 7.01%, due July 2001                                           1,000,000
        $2,000,000 advance, interest at 6.49%, due December 2001                                       2,000,000
        $1,000,000 advance, interest at 6.43%, due January 2002                                        1,000,000
        $1,000,000 advance, interest at 6.61%, due October 2002                                        1,000,000
        $1,000,000 advance, interest at 6.57%, due December 2002                                       1,000,000
-------------------------------------------------------------------------------------------------------------------
                                                                                                     $35,250,000
===================================================================================================================

     The advances from the FHLB are collateralized by first mortgage loans.

CAMERON FINANCIAL CORPORATION AND SUBSIDIARY

Notes to Consolidated Financial Statements


================================================================================
        Scheduled maturities of FHLB advances are as follows:
--------------------------------------------------------------------------------
        Year ending September 30,
        1998                                                         $13,000,000
        1999                                                           6,000,000
        2000                                                           9,250,000
        2001                                                           4,000,000
        2002                                                           3,000,000
--------------------------------------------------------------------------------
                                                                     $35,250,000
================================================================================

 (9)    Income Taxes

        The components of income tax expense are as follows:

=================================================================================================================

                                                                     Federal           State           Total
-----------------------------------------------------------------------------------------------------------------
        Year ended September 30, 1997:
          Current                                                  $1,355,000         134,000        1,489,000
          Deferred                                                     42,000          33,000           75,000
-----------------------------------------------------------------------------------------------------------------
                                                                   $1,397,000         167,000        1,564,000
=================================================================================================================
        Year ended September 30, 1996:
          Current                                                   1,440,000         177,000        1,617,000
          Deferred                                                   (351,000)        (52,000)        (403,000)
-----------------------------------------------------------------------------------------------------------------
                                                                   $1,089,000         125,000        1,214,000
=================================================================================================================
        Year ended September 30, 1995:
          Current                                                  $1,088,000         120,000        1,208,000
          Deferred                                                     47,000          17,000           64,000
-----------------------------------------------------------------------------------------------------------------
                                                                   $1,135,000         137,000        1,272,000
=================================================================================================================

        The reasons for the differences between the effective tax rates and the expected federal income tax rate of 34% are as follows:

===================================================================================================================
                                                                                      Percentage of earnings
                                                                                       before income taxes
                                                                              -------------------------------------
                                                                              1997           1996            1995
-------------------------------------------------------------------------------------------------------------------
        Expected federal income tax rate                                      34.0%          34.0            34.0
        State taxes, net of federal tax benefit                                2.6            2.3             2.5
        Other, net                                                             1.8            0.1            (0.9)
-------------------------------------------------------------------------------------------------------------------
        Effective income tax rate                                             38.4%          36.4            35.6
===================================================================================================================

CAMERON FINANCIAL CORPORATION AND SUBSIDIARY

Notes to Consolidated Financial Statements


===================================================================================================================
        Temporary differences which give rise to a significant portion of deferred tax assets and liabilities at
        September 30, 1997 and 1996 are as follows:
===================================================================================================================
                                                                                        1997              1996
-------------------------------------------------------------------------------------------------------------------
        Accrued and prepaid expenses                                                 $      -            295,000
        Accrued compensation                                                           305,000           283,000
        Allowance for loan losses                                                      548,000           457,000
        Other                                                                            8,000                -
-------------------------------------------------------------------------------------------------------------------
        Deferred income tax asset                                                      861,000         1,035,000
-------------------------------------------------------------------------------------------------------------------
        Loan origination fees, net of deferred costs                                   (40,000)         (123,000)
        FHLB dividends                                                                (186,000)         (186,000)
        Accrued and prepaid expenses                                                   (12,000)               -
        Federal and state taxes related to reversing temporary differences             (56,000)          (69,000)
        Accrued interest on loans originated prior to September 25, 1985               (18,000)          (25,000)
        Depreciation of fixed assets                                                   (13,000)          (13,000)
        Other                                                                               -             (8,000)
-------------------------------------------------------------------------------------------------------------------
        Deferred income tax liability                                                 (325,000)         (424,000)
-------------------------------------------------------------------------------------------------------------------
        Net deferred income taxes                                                    $ 536,000           611,000
-------------------------------------------------------------------------------------------------------------------

        There was no valuation allowance for deferred tax assets at September 30, 1997 or 1996. Management believes that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets.

        Prior to 1996, savings institutions that met certain definitional tests and other conditions prescribed by the Internal Revenue Code were allowed to deduct, within limitations, a bad debt deduction under either of two alternative methods: (i) a deduction based on a percentage of taxable income (most recently 8%), or (ii) a deduction based upon actual loan loss experience (the Experience Method). On August 20, 1996, the President signed the Small Business Job Protection Act (the Act) into law. The Act repealed the bad debt deduction based on a percentage of taxable income effective for taxable years beginning after December 31, 1995. The Association, therefore, will be limited to the use of the bad debt deduction computed under the Experience Method for its year ended September 30, 1997, the first period affected by the Act. The Association's base year tax bad debt reserve balance of approximately $4.6 million as of September 30, 1997, will, in future years, be subject to recapture in whole or in part upon the occurrence of certain events, such as a distribution to stockholders in excess of the Association's current and accumulated earnings and profits, a redemption of shares or upon a partial or complete liquidation of the Association. The Association does not intend to make distributions to stockholders that would result in recapture of any portion of its base year bad debt reserve. Since management intends to use the reserve only for the purpose for which it was intended, a deferred tax liability of approximately $1.6 million has not been recorded.

CAMERON FINANCIAL CORPORATION AND SUBSIDIARY

Notes to Consolidated Financial Statements

================================================================================
(10)    Benefit Plans

        Pension and Retirement Plans

        The Association has a supplemental retirement plan to provide members of the Board of Directors with supplemental retirement, disability and death benefits. The Plan provides benefits for directors or their beneficiaries after they have completed service to the Association. The annual benefits are equal to the number of years of service on the board times $500, paid monthly for ten years following retirement. Expense under the plan for the years ended September 30, 1997, 1996 and 1995 amounted to $32,000, $29,000 and $24,000, respectively. The Association purchased life insurance policies to fund its obligations under the plan in October 1994, which are included in other assets.

        Employee Stock Ownership Plan (ESOP)

        All employees meeting age and service requirements are eligible to participate in an ESOP. Under the terms of the ESOP, contributions are allocated to participants using a formula based upon compensation. Participants vest over five years.

        In connection with the conversion described in note 1, the ESOP purchased 242,154 shares of Company common stock. The remaining unamortized cost of such shares purchased is reflected as unearned employee benefits in the accompanying consolidated balance sheet. On September 30, 1997, 1996 and 1995, 28,215, 30,605 and 24,330 shares were allocated to participants, respectively. The fair value of such shares, $466,000, $425,000 and $303,000, respectively, were charged to expense. The fair value of the remaining unallocated shares at September 30, 1997, 1996, and 1995 aggregated $3,060,000, $2,761,000 and $3,158,000, respectively.

        Stock Option and Recognition and Retention Plan

        The shareholder approved the adoption of a stock option plan and a recognition and retention plan (RRP) in January 1996.

        Under the RRP, common stock aggregating 121,077 shares may be awarded to certain officers and directors of the Company or the Association. In January 1996, the Company awarded 95,675 shares with a market value of $1,399,000. These shares have been reflected as unearned employee benefits in the accompanying consolidated balance sheet. Participants vest over five years. As the awards vest, they are reflected as compensation expense. The amortization of the RRP awards during 1997 and 1996 was $274,000 and $193,000, respectively. The unamortized cost of the RRP awards at September 30, 1997 and 1996 was $932,000 and $1,206,000, respectively.

        Under the stock option plan, options to acquire 302,692 shares of the Company's common stock may be granted to certain officers and directors of the Company or the Association. In January 1996, the Company awarded options to acquire 186,323 shares of stock. The options enable the recipients to purchase stock at an exercise price equal to the fair market value of the stock at the date of the grant ($14.56). The options vest over the five years following the date of grant. No stock options were exercised by recipients during 1997 and 1996.

CAMERON FINANCIAL CORPORATION AND SUBSIDIARY

Notes to Consolidated Financial Statements

================================================================================
        The Company applies APB 25 and related interpretations in accounting for the stock option plan. Accordingly, no compensation expense has been recognized in the accompanying consolidated financial statements. SFAS No. 123 requires pro forma disclosures for companies that do not adopt its fair value method of accounting for stock-based employee compensation. Accordingly, the following pro forma information presents net income and earnings per share as if the Standard's fair value method had been used to measure compensation cost for stock options granted.

================================================================================
                                                     1997               1996
--------------------------------------------------------------------------------
        Net income as reported                    $2,510,000          2,110,000
        Pro forma net income                       2,460,000          2,071,000

        Earnings per share as reported                   .97                .77
        Pro forma earnings per share                     .95                .76
--------------------------------------------------------------------------------

        The fair value of options granted of $2.20 was estimated using the following weighted-average information: risk-free interest rate of 5.5%, expected life of four years, expected volatility of stock price of 6% and expected dividends of 1.5% per year.


(11)    Federal Deposit Insurance Premiums

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


(12)    Regulatory Capital Requirements

        The Financial Institution Reform, Recovery and Enforcement Act of 1989 (FIRREA) and the capital regulations of the OTS promulgated thereunder require institutions to have a minimum regulatory tangible capital equal to 1.5% of total assets, a minimum 3% leverage capital ratio and a minimum 8% risk-based capital ratio. These capital standards set forth in the capital regulations must generally be no less stringent than the capital standards applicable to national banks. FIRREA also specifies the required ratio of housing-related assets in order to qualify as a savings institution.

        The Federal Deposit Insurance Corporation Improvement Act of 1991 (FDICIA) established additional capital requirements which require regulatory action against depository institutions in one of the undercapitalized categories defined in implementing regulations. Institutions such as the Association, which are defined as well capitalized, must generally have a leverage (core) capital ratio of at least 5%, a Tier 1 risk-based capital ratio of at least 6% and a total risk-based capital ratio of at least 10%. FDICIA also provides for increased supervision by federal regulatory agencies, increased reporting requirements for insured depository institutions and other changes in the legal and regulatory environment for such institutions.

CAMERON FINANCIAL CORPORATION AND SUBSIDIARY

Notes to Consolidated Financial Statements

===============================================================================================================
         The Association met all regulatory capital requirements at September 30, 1997, 1996 and 1995. The
         Association's actual and required capital amounts and ratios as of September 30, 1997 were as follows:

===============================================================================================================
                                                                                                  To be well
                                                                                              capitalized under
                                                                          For capital        prompt corrective
                                                     Actual            adequacy purposes      action provisions
                                             ---------------------     ------------------    -------------------
                                               Amount       Ratio        Amount    Ratio        Amount    Ratio
----------------------------------------------------------------------------------------------------------------
        Tangible capital
          (to tangible assets)               $34,186,000    16.81%     $ 3,051,000   1.5%     $     -        - %
        Tier I leverage (core) capital
          (to adjusted tangible assets)       34,186,000    16.81        6,102,000   3.0       10,170,000   5.0
        Risk-based capital
          (to risk-weighted assets)           35,784,000    25.75       11,119,000   8.0       13,899,000  10.0
        Tier I leverage risk-based capital
          (to risk-weighted assets)           34,186,000    16.81            -        -        12,204,000   6.0
===============================================================================================================


(13)    Fair Value of Financial Instruments

        SFAS No. 107, "Disclosures About Fair Value of Financial Instruments," and SFAS No. 119, "Disclosures About Derivative Financial Instruments and Fair Value of Financial Instruments," require disclosure of estimated fair values of financial instruments, both assets and liabilities recognized and not recognized in the consolidated financial statements. Fair value estimates have been made as of September 30, 1997 based on then current economic conditions, risk characteristics of the various financial instruments and other subjective factors.

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

CAMERON FINANCIAL CORPORATION AND SUBSIDIARY

Notes to Consolidated Financial Statements

================================================================================

              Accrued Interest

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

        Fair value estimates of the Association's financial instruments as of September 30, 1997 are set forth below:

===================================================================================================================
                                                                                   Carrying           Estimated
                                                                                    amount            fair value
-------------------------------------------------------------------------------------------------------------------
        Cash and cash equivalents and certificates of deposit                   $ 10,509,000          10,509,000
===================================================================================================================
        Investment securities                                                   $ 13,872,000          13,911,000
===================================================================================================================
        Mortgage-backed securities                                              $     10,000              10,000
===================================================================================================================
        Loans receivable, net of loans in process                               $176,790,000         180,765,000
===================================================================================================================
        Accrued interest receivable                                             $  1,418,000           1,418,000
===================================================================================================================
        Stock in the FHLB                                                       $  1,762,000           1,762,000
===================================================================================================================
        Deposits:
          Money market and NOW deposits                                         $ 10,233,000          10,233,000
          Passbook accounts                                                       12,022,000          12,022,000
          Certificate accounts                                                   106,516,000         106,203,000
-------------------------------------------------------------------------------------------------------------------
        Total deposits                                                          $128,771,000         128,458,000
===================================================================================================================
        FHLB Advances                                                           $ 35,250,000          35,241,000
===================================================================================================================
        Accrued interest payable                                                $    137,000             137,000
===================================================================================================================

CAMERON FINANCIAL CORPORATION AND SUBSIDIARY

Notes to Consolidated Financial Statements

================================================================================

        Limitations

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


(14)    Parent Company Condensed Financial Statements

                                                Condensed Balance Sheets
                                               September 30, 1997 and 1996
===================================================================================================================
                                                                                      1997               1996
-------------------------------------------------------------------------------------------------------------------
        Cash and cash equivalents                                                 $ 2,143,000          2,630,000
        Investment securities held-to-maturity                                      5,965,000          9,443,000
        Investment in Association                                                  34,186,000         32,928,000
        ESOP loan receivable                                                        1,695,000          1,937,000
        Office properties and equipment, net                                          872,000                  -
        Accrued interest receivable                                                    49,000                  -
        Other                                                                          15,000             97,000
-------------------------------------------------------------------------------------------------------------------
        Total assets                                                              $44,925,000         47,035,000
===================================================================================================================
        Dividends payable                                                         $   179,000            199,000
        Other liabilities                                                              79,000             21,000
-------------------------------------------------------------------------------------------------------------------
        Total liabilities                                                             258,000            220,000
        Stockholders' equity                                                       44,667,000         46,815,000
-------------------------------------------------------------------------------------------------------------------
        Total liabilities and stockholders' equity                                $44,925,000         47,035,000
===================================================================================================================

                                                Condensed Income Statements
                                           Years ended September 30, 1997 and 1996
===================================================================================================================
                                                                                      1997               1996
-------------------------------------------------------------------------------------------------------------------
        Dividend income                                                           $ 1,652,000          2,248,000
        Interest income                                                               753,000            969,000
        Expense                                                                      (414,000)          (510,000)
-------------------------------------------------------------------------------------------------------------------
        Income before equity in undistributed earnings of Association               1,991,000          2,707,000
        Equity in undistributed earnings (loss)  of the Association                   519,000           (597,000)
-------------------------------------------------------------------------------------------------------------------
        Net income                                                                $ 2,510,000          2,110,000
===================================================================================================================

CAMERON FINANCIAL CORPORATION AND SUBSIDIARY

Notes to Consolidated Financial Statements

================================================================================

                       Condensed Statements of Cash Flows
                     Years ended September 30, 1997 and 1996

==============================================================================================================
                                                                                    1997             1996
--------------------------------------------------------------------------------------------------------------
        Cash provided by operations:
          Net earnings                                                           $2,510,000        2,110,000
          Amortization                                                              (21,000)         (31,000)
          Change in accrued interest receivable                                     (49,000)               -
          Change in other assets                                                     82,000          104,000
          Change in other liabilities                                                38,000          (40,000)
          Undistributed (earnings) loss of subsidiary, net                         (519,000)         597,000
---------------------------------------------------------------------------------------------------------------
        Cash provided by operations                                               2,041,000        2,740,000
---------------------------------------------------------------------------------------------------------------
        Cash used by investing activities:
          Purchase of investment securities held-to-maturity                              -       (2,042,000)
          Proceeds from ESOP note receivable                                        242,000          241,000
          Purchase of office properties and equipment                              (872,000)               -
          Maturities of investment securities held-to-maturity                    3,500,000        4,000,000
---------------------------------------------------------------------------------------------------------------
        Cash provided by investing activities                                     2,870,000        2,199,000
---------------------------------------------------------------------------------------------------------------
        Cash provided by financing activities:
          Purchase of treasury stock                                              4,699,000)      (3,881,000)
          Dividends paid                                                           (699,000)        (752,000)
---------------------------------------------------------------------------------------------------------------
        Cash used in  financing activities                                        5,398,000)      (4,633,000)
---------------------------------------------------------------------------------------------------------------
        Net (decrease) increase in cash                                          $ (487,000)         306,000
===============================================================================================================
        Cash and cash equivalents at beginning of period                         $2,630,000        2,324,000
===============================================================================================================
        Cash and cash equivalents at end of period                               $2,143,000        2,630,000
===============================================================================================================


        Dividends paid by the Company are primarily provided through Association dividends paid to the Company. At September 30, 1997, the Company had declared dividends of $179,000 which had not been paid as of year-end. During 1997, the Association paid dividends of $1,652,000 to the Company.

CAMERON FINANCIAL CORPORATION

STOCKHOLDER INFORMATION

================================================================================

Annual Meeting

The Annual Meeting of Stockholders will be held at 4:00 p.m., Cameron, Missouri time, on January 26, 1998, in the Community Room of The Cameron Savings & Loan Association, F.A., 1304 North Walnut Street, Cameron, Missouri 64429.

Stock Listing

Cameron Financial Corporation common stock is traded on the National Association of Securities Dealers, Inc. National Market under the symbol "CMRN."

Price Range of Common Stock

The per share price range of the common stock for each quarter since conversion was as follows:

====================================================================================================================
             Fiscal Year 1995                         High                      Low                 Dividends
--------------------------------------------------------------------------------------------------------------------
Third Quarter                                        $12.13                   $10.50                  $   -
Fourth Quarter                                       $15.50                   $11.38                  $ .07

             Fiscal Year 1996
--------------------------------------------------------------------------------------------------------------------
First Quarter                                        $14.75                   $13.50                  $ .07
Second Quarter                                       $15.25                   $13.75                  $ .07
Third Quarter                                        $14.50                   $13.50                  $ .07
Fourth Quarter                                       $15.25                   $13.50                  $ .07

             Fiscal Year 1997
--------------------------------------------------------------------------------------------------------------------

First Quarter                                        $16.25                   $14.50                  $ .07
Second Quarter                                       $17.00                   $15.50                  $ .07
Third Quarter                                        $18.00                   $15.50                  $ .07
Fourth Quarter                                       $19.50                   $17.00                  $ .07
====================================================================================================================

A $.07 per share dividend was declared by the Board of Directors on September 23, 1997, payable October 27, 1997 to stockholders of record on October 10, 1997. The stock price information set forth in the table above was provided by the National Association of Securities Dealers, Inc., Automated Quotation System.

At December 10, 1997, there were 2,564,305 shares of Cameron Financial Corporation common stock issued and outstanding (including unallocated ESOP shares) and there were 527 registered holders of record.

Shareholders and General Inquiries      Transfer Agent

David G. Just, President                Registrar and Transfer Co.
Cameron Financial Corporation           10 Commerce Drive
1304 North Walnut Street                Cranford, New Jersey 07016
Cameron, Missouri 64429
(816) 632-2154

Annual and Other Reports

A copy of Cameron Financial Corporation's Annual Report on Form 10-K for the year ended September 30, 1997, as filed with the Securities and Exchange Commission, may be obtained without charge by contacting David G. Just, President and Chief Executive Officer, Cameron Financial Corporation, 1304 North Walnut Street, Cameron, Missouri 64429.

CAMERON FINANCIAL CORPORATION

CORPORATE INFORMATION

--------------------------------------------------------------------------------
Company and Association Address

1304 North Walnut Street                 Telephone:  (816) 632-2154
Cameron, Missouri 64429                  Fax:  (816) 632-2157


Directors of the Board

Herschel Pickett                         William J. Heavner
  Chairman of Cameron Financial            Owner, Red X Motors
    Corporation, and
  The Cameron Savings and Loan           Harold D. Lee
    Association, F.A., and retired         Retired Owner, Lee Auto & Tractor
    CEO of The Cameron Savings &             NAPA Dealership
    Loan Association, F.A.
                                         Jon N. Crouch
David G. Just                              Manager, Cameron Memorial Airport
  President of Cameron Financial           Owner, Crouch Aviation
    Corporation and                        Retired Frontier and Continental
  The Cameron Savings & Loan                 Airlines Captain
    Association, F.A.
                                         William F. Barker, DDS
Kennith R. Baker                           Owner, Barker Dental Clinic
  Agent, State Farm Insurance


Cameron Financial Corporation Executive Officers

David G. Just                            Ronald W. Hill
  President and Chief Executive Officer    Vice President and Treasurer


The Cameron Savings & Loan Association, F.A. Executive Officers

David G. Just                            Ronald W. Hill
  President and Chief Executive Officer    Vice President and Treasurer

Stephen D. Hayward                       Earl T. Frazier
  Director of Lending                      Manager, Liberty Loan Production
                                             Office


Independent Auditors                 Special Counsel

KPMG Peat Marwick LLP                Luse, Lehman, Gorman, Pomerenk & Schick, PC
1000 Walnut, Suite 1600              5335 Wisconsin Avenue, N.W.
Post Office Box 13127                Suite 400
Kansas City, Missouri 64199          Washington, D.C. 20015