Form 10-K, Exhibit 13
period 1998-09-30
CAMERON FINANCIAL CORP /DE/
filed 1998-12-29
CIK 934884

                                                                      EXHIBIT 13

                         Cameron Financial Corporation


                                     1998


                                 Annual Report

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----

President's Message                                                           1

General Information                                                           2

Selected Consolidated Financial Information and Other Data of the Company     3

Management's Discussion and Analysis of Financial Condition
  and Results of Operations                                                   5

Consolidated Financial Statements                                            18

Stockholder Information                                                      42

Corporate Information                                                        43

December 29, 1998


To our Stockholders:

The Board of Directors, management, and staff of Cameron Financial Corporation and its wholly-owned subsidiary, The Cameron Savings & Loan Association, F.A., are pleased to present our fourth Annual Report.

The fiscal year ended September 30, 1998 was an exciting year. The Association completed its first full year in the new home office building in Cameron, Missouri. In August 1998, the Association opened a new full-service branch office in Liberty, Missouri. The Loan Production Office in Liberty was then closed. During September 1998, The Cameron Savings and Loan Service Corporation opened Specialized Investments Division, a full-service brokerage office. These developments will position the Association for future growth opportunities.

The 1998 fiscal year was also filled with challenges. Declining interest rates with narrowing spreads, the related mortgage refinancing activity, and the increased overhead of the new offices all contributed to a reduction of net earnings to $2.3 million from $2.5 million reported from the previous year. Diluted earnings per share were $0.95 for fiscal 1998 compared with $0.98 for fiscal 1997. During the fiscal year, more than 181,000 shares of Cameron Financial Corporation common stock were repurchased. Growth continued at a slower pace than during the previous year. Assets increased $9 million to nearly $222 million, net loans receivable increased nearly $8 million to over $184 million, and deposits increased nearly $8 million to over $136 million.

The Association is making progress in preparing for Year 2000. Year 2000 sensitive areas have been identified and categorized, testing is scheduled and has commenced, with mission critical testing to be fully completed by the end of May 1999. Contingency plans are being developed.

Your Board and management remain committed to building strong stockholder value. We continue to be a financial institution that emphasizes family financial relationships, and we are committed to our customers and to the communities we serve.

Thank you for your investment in Cameron Financial Corporation. We are looking forward to a long and prosperous relationship.

Sincerely,



David G. Just
President

                              GENERAL INFORMATION
                              -------------------

Cameron Financial Corporation (the "Company") is a Delaware Corporation, which is the holding company for The Cameron Savings & Loan Association, F.A. (the "Association"). The Company was organized by the Association for the purpose of acquiring all of the capital stock of the Association in connection with the conversion of the Association from mutual to stock form, which was completed on March 31, 1995 (the "Conversion"). The only significant assets of the Company are the capital stock of the Association, the Company's loan to an employee stock ownership plan, the branch office building in Liberty, Missouri, and investment securities in United States government and agency obligations. The business of the Company initially consists of the business of the Association.

The Association, which was originally chartered in 1887 as a Missouri-chartered mutual savings and loan association, is headquartered in Cameron, Missouri. The Association amended its mutual charter to become a federal mutual savings and loan association in 1994. The Federal Deposit Insurance Corporation (FDIC) insures its deposits up to the maximum allowable amount. The Association serves the financial needs of its customers throughout northwestern Missouri through its main office located at 1304 North Walnut, Cameron, Missouri, and three branch offices located in Liberty, Maryville, and Mound City.

The Association has been, and intends to continue to be, a community-oriented financial institution offering financial services to meet the needs of the market area it serves. The Association attracts deposits from the general public and uses such funds together with Federal Home Loan Bank (FHLB) advances to originate loans secured by first mortgages on owner-occupied one- to four-family residences and construction loans in its market area. To a lesser extent, the Association originates land, commercial real estate, multifamily, and consumer loans in its market area.

         SELECTED FINANCIAL INFORMATION AND OTHER DATE OF THE COMPANY
         ------------------------------------------------------------

Set forth below are selected consolidated financial and other data of the Company. The financial data is derived in part from, and should be read in conjunction with, the Consolidated Financial Statements and Notes thereto presented elsewhere in the Annual Report.

                                                                              At September 30,
                                                          -------------------------------------------------------
                                                              1998       1997       1996        1995       1994
                                                          -------------------------------------------------------
                                                                               (In thousands)
SELECTED FINANCIAL CONDITION DATA:
---------------------------------
  Total assets                                            $ 221,521     212,504    186,346    173,077     144,821
  Loan receivable, net                                      184,605     176,790    154,444    129,740     113,981
  Investment securities                                      16,309      13,882     18,310     26,490      16,329
  Cash and cash equivalents                                   3,319       2,909      3,783      3,315       1,072
  Certificates of deposit in other financial
    institutions                                              4,400       7,600      2,500      8,611      10,221
  Savings deposits                                          136,622     128,771    123,108    121,280     123,110
  FHLB advances                                              37,250      35,250     12,250         --          --
  Total stockholders' equity                                 43,473      44,667     46,815     48,727      19,267

                                                                          Year ended September 30,
                                                          -------------------------------------------------------
                                                               1998        1997       1996       1995      1994
                                                          -------------------------------------------------------
                                                                  (In thousands, except share information)
SELECTED OPERATIONS DATA:
------------------------
  Total interest income                                   $  17,057      15,989     13,921     12,289      10,662
  Total interest expense                                      9,404       8,179      6,679      6,317       5,710
                                                          -------------------------------------------------------

         Net interest income                                  7,653       7,810      7,242      5,972       4,952

  Provision for loan losses                                     (76)        285        368        120         252
                                                          -------------------------------------------------------
         Net interest income after provision
          for loan losses                                     7,729       7,525      6,874      5,852       4,700
                                                          -------------------------------------------------------

  Loan fees and deposit service charges                         235         162        130        131         136
  (Loss) gain on sales of investment securities                  --          --         --         (4)          7
  Other income                                                  107          57         92        100          43
                                                          -------------------------------------------------------

         Net noninterest income                                 342         219        222        227         186
                                                          -------------------------------------------------------

  Total noninterest expense                                   4,390       3,670      3,772      2,503       2,443
                                                          -------------------------------------------------------

  Earnings before income taxes                                3,681       4,074      3,324      3,576       2,443
  Income taxes                                                1,384       1,564      1,214      1,272         894
                                                          -------------------------------------------------------

         Net earnings                                     $   2,297       2,510      2,110      2,304       1,549
                                                          =======================================================

Net earnings per share:
  Basic                                                   $    0.97        0.99       0.77       0.83          --
                                                          =======================================================

  Diluted                                                $     0.95        0.98       0.77       0.83          --
                                                          =======================================================

(Footnotes on the following page)

                                                                 At or for the year ended September 30,
                                                          --------------------------------------------------
                                                              1998       1997      1996      1995      1994
                                                          --------------------------------------------------

SELECTED FINANCIAL RATIOS AND OTHER DATA:
----------------------------------------
Performance ratios:
    Return on assets (ratio of earnings to average
      total assets)                                            1.05%      1.25      1.20      1.45      1.08
    Return on equity (ratio of earnings to
      average equity)                                          5.11       5.48      4.43      6.62      8.26
    Interest rate spread (1):
      Average during period                                    2.70       2.93      2.78      2.71      2.89
      End of period                                            2.57       2.62      2.71      2.35      2.67
    Net interest margin (2)                                    3.69       4.08      4.23      3.84      3.50
    Dividend payout ratio                                     29.47      28.87     36.36      8.43        --
    Ratio of noninterest expense to average total
      assets                                                   2.02       1.83      2.14      1.57      1.70
    Ratio of noninterest income to average total
      assets                                                   0.16       0.11      0.13      0.14      0.13
    Ratio of average interest-earning assets to
      average interest-bearing liabilities                   121.97     126.82    137.06    127.79    115.12


  Asset quality ratios:
    Nonperforming loans to total loans receivable
      at end of period                                         1.52       0.58      0.84      0.92      0.97
    Allowance for loan losses to nonperforming
      loans                                                   48.50     139.04     91.54     74.46     71.51
    Allowance for loan losses to total loans
      receivable                                               0.74       0.81      0.77      0.69      0.69
    Nonperforming assets to total assets at end of
      period                                                   1.42       0.56      0.83      0.77      0.85
    Classified assets to total assets (3)                      5.32       5.06      4.15      2.26      2.93
    Ratio of net charge-offs to average loans
      receivable                                              0.015      0.008     0.006     0.002      0.01

  Capital ratios: (4)
    Equity to total assets at end of period                   19.59      21.03     25.12     28.15     13.30
    Average equity to average assets                          20.61      22.88     27.06     21.96     13.06


  Other data:
    Number of full-service offices                                4          4         3         3         3
    Number of loan production offices                             0          1         1         1         1
    Real estate loan originations (in thousands)         $  105,220     95,088    92,606    64,257    54,474

(1) Interest rate spread represents the difference between weighted average yield on interest-earning assets and the weighted average rate on interest-bearing liabilities.

(2) Net interest margin represents net interest income as a percentage of average interest-earning assets.

(3) Includes assets designated as Special Mention.

(4) For a discussion of the Association's regulatory capital ratios, see "Management's Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources."

                   MANAGEMENT'S DISCUSSIONS AND ANALYSIS OF
                   ----------------------------------------
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                 ---------------------------------------------

GENERAL
-------

Cameron Financial Corporation ("Cameron Financial" and, with its subsidiary, the "Company") was formed in December 1994 by The Cameron Savings & Loan Association, F. A. (the "Association") to become the holding company of the Association. The acquisition of the Association by Cameron Financial was consummated on March 31, 1995, in connection with the Association's conversion from the mutual to stock form (the "Conversion"). All references to the Company prior to March 31, 1995, except where otherwise indicated, are to the Association and its subsidiary on a consolidated basis.

The Company's results of operation depend primarily on its level of net interest income, which is the difference between interest earned on interest-earning assets, consisting primarily of mortgage loans and other investments, and the interest paid on interest-bearing liabilities, consisting primarily of deposits and FHLB advances. Net interest income is a function of the Company's "interest rate spread," which is the difference between the average yield earned on interest-earning assets and the average rate paid on interest-bearing liabilities. The interest rate spread is affected by regulatory, economic, and competitive factors that influence interest rates, loan demand, and deposit flows. The Company, like other financial institutions, is subject to interest-rate risk to the degree that its interest-earning assets mature or reprice at different times, or on a different basis, than its interest-bearing liabilities. The Company's operating results are also affected by the amount of its noninterest income, including loan fees and service charges and other income, which includes commissions from sales of insurance by the Association's service corporation. In September 1998, the Association's service corporation started a full service brokerage service. This will allow the Association to compete with other financial services companies. Noninterest expense consists primarily of employee compensation, occupancy expense, data processing, federal insurance premiums, advertising, real estate owned operations, and other operating expense. The Company's operating results are significantly affected by general economic and competitive conditions, in particular, changes in market interest rates, government policies and actions by regulatory authorities.

FINANCIAL CONDITION
-------------------

Total assets increased $9.0 million, or 4.24%, to $221.5 million at September 30, 1998 from $212.5 million at September 30, 1997. The increase was primarily due to an increase in savings deposits of $7.9 million and an increase of $2.0 million in FHLB advances. These funds were used to finance a $7.8 million increase in net loans receivable and an $1.5 million increase in fixed assets.

Net loans receivable increased by $7.8 million, or 4.42%, to $184.6 million at September 30, 1998 from $176.8 million at September 30, 1997 due primarily to a $10.6 million increase in one- to four-family permanent mortgage loans and a $2.8 million increase in land loans, net of loans in process.

Investment securities, certificates of deposit in other financial institutions, and cash equivalents decreased $360,000, or 1.48%, to $24.0 million at September 30, 1998 from $24.4 million at September 30, 1997.

Savings deposits increased $7.9 million, or 6.10%, to $136.6 million at September 30, 1998 from $128.8 million at September 30, 1997. Of the $7.9 million increase in deposits, $4.3 million, or 54.5%, of the increase occurred at the new home office in Cameron, Missouri. The new branch office in Liberty, Missouri, which opened in August 1998, had deposits of $1.7 million in the first six weeks of operations. FHLB advances increased $2.0 million, or 5.67%, to $37.3 million at September 30, 1998 from $35.3 million at September 30, 1997.

Total stockholders' equity decreased $1.2 million, or 2.67%, to $43.5 million at September 30, 1998 from $44.7 million at September 30, 1997. Earnings for the year provided a $2.3 million increase, which was offset by the purchase of 181,346 shares of treasury stock for $3.7 million, the declaration of dividends of $644,000, and the amortization of the Recognition and Retention Plan (RRP) and unearned employee stock ownership plan (ESOP) shares.

The Association's capital exceeds all of the capital requirements imposed by FIRREA. OTS regulations provide that an institution that exceeds all capital requirements before and after a proposed capital distribution and, like the Association, has not been notified of a need for more than normal supervision could, after prior notice, but without approval by OTS, make capital distributions during the calendar year of up to 100% of its net income to date during the calendar year plus the amount that would reduce by one-half its "surplus capital ratio" (the excess capital over the capital requirement) at the beginning of the calendar year. Any additional capital distribution would require prior regulatory approval.

The Association declared and paid dividends to the Company of $2,128,000 in fiscal year 1998. The Association has also notified OTS of its plan to declare an additional $409,260 dividend to Cameron Financial in December 1998. Those dividends approximate the Association's net income from July 1, 1997 through September 30, 1998. These funds will be available to the Company to use for stock repurchases, dividends to the Company's stockholders, and for other corporate purposes.

RESULTS OF OPERATIONS
---------------------

The Company's results of operations depend primarily on the level of net interest income and noninterest income and its control of operating expense. Net interest income depends upon the volume of interest-earning assets and interest-bearing liabilities and the interest rates earned or paid on them.

The Company's noninterest income consists primarily of fees charged on transaction accounts and fees charged for delinquent payments received on mortgage and consumer loans. In addition, noninterest income is derived from activities of the Association's wholly-owned subsidiary, which engages in the sale of various insurance and other investment products.

The schedule on the following page presents, for the periods indicated, the total dollar amount of interest income from average interest-earning assets and the resultant yields, as well as the total dollar amount of interest expense on average interest-bearing liabilities and resultant rates. The average yields include loan fees, which are considered adjustments to yield. The amount of interest income resulting from recognition of loan fees was $516,000, $490,000, and $397,000 for the years ended September 30, 1998, 1997, and 1996, respectively. No tax-equivalent adjustments were made. All average balances are monthly average balances. Management does not believe that the use of monthly balances instead of daily balances has caused a material difference in the information presented. Nonaccruing loans have been included as loans carrying a zero yield.

                                                                               Years ended September 30,
                                                      ---------------------------------------------------------------------------
                                                                       1998                                   1998
                                                     -------------------------------------  -------------------------------------
                                                       Average     Interest                   Average     Interest
                                                     outstanding    earned/      Yield/     outstanding    earned/      Yield/
                                                       balance       paid         rate        balance       paid         rate
                                                     -----------  -----------  -----------  -----------  -----------  -----------
                                                                                (Dollars in thousands)
  Interest-earning assets:
      Loans receivable (1)                           $ 180,671       15,523         8.59 %  $ 167,051       14,535         8.70 %
      Investment and mortgage-backed securities         15,553          951         6.11       15,707          976         6.21
      Certificates of deposits                           6,430          356         5.54        5,036          285         5.66
      Other interest-bearing deposits                    2,531           97         3.83        2,382           92         3.86
      FHLB stock                                         1,936          130         6.71        1,454          101         6.95
                                                     -----------  -----------  -----------  -----------  -----------  -----------

            Total interest-earning assets              207,121       17,057         8.24      191,630       15,989         8.34
                                                                  -----------  -----------               -----------  -----------

  Noninterest-earning assets                            11,115                                  8,659
                                                     -----------                            -----------

            Total average assets                     $ 218,236                                200,289
                                                     ===========                            ===========

  Interest-bearing liabilities:
      Passbook accounts                              $  10,437          347         3.32       10,834          346         3.19
      NOW and money market accounts                     14,234          465         3.27       12,498          348         2.78
      Certificates                                     107,814        6,342         5.88      101,596        5,889         5.80
      FHLB advances                                     37,327        2,250         6.03       26,173        1,596         6.10
                                                     -----------  -----------  -----------  -----------  -----------  -----------

            Total interest-bearing liabilities         169,812        9,404         5.54      151,101        8,179         5.41
                                                                  -----------  -----------               -----------  -----------

  Noninterest-bearing liabilities                        3,141                                  3,356
                                                     -----------                            -----------

            Total average liabilities                $ 172,953                                154,457
                                                     ===========                            ===========

            Net interest income                                   $   7,653                                  7,810
                                                                  ===========                            ===========

            Net interest rate spread (2)                                            2.70 %                                 2.93
                                                                               ===========                            ===========

            Net interest-earning assets              $  37,309                                 40,529
                                                     ===========                            ===========

            Net interest margin (3)                                                 3.69 %                                 4.08
                                                                               ===========                            ===========

            Average interest-earning assets to
              average interest-bearing liabilities                   121.97 %                               126.82 %
                                                                  ===========                            ===========

                                                             Years ended September 30,
                                                      ------------------------------------
                                                                       1996
                                                     -------------------------------------
                                                       Average     Interest
                                                     outstanding    earned/      Yield/
                                                       balance       paid         rate
                                                     -----------  -----------  -----------
                                                           (Dollars in thousands)
  Interest-earning assets:
      Loans receivable (1)                           $ 141,896       12,181         8.58 %
      Investment and mortgage-backed securities         21,970        1,321         6.01
      Certificates of deposits                           3,525          225         6.38
      Other interest-bearing deposits                    2,572          103         4.00
      FHLB stock                                         1,254           91         7.26
                                                     -----------  -----------  -----------

            Total interest-earning assets              171,217       13,921         8.13
                                                                  -----------  -----------

  Noninterest-earning assets                             4,954
                                                     -----------

            Total average assets                       176,171
                                                     ===========

  Interest-bearing liabilities:
      Passbook accounts                                 10,710          348         3.25
      NOW and money market accounts                     12,915          364         2.82
      Certificates                                      98,102        5,780         5.89
      FHLB advances                                      3,192          187         5.86
                                                     -----------  -----------  -----------

            Total interest-bearing liabilities         124,919        6,679         5.35
                                                                  -----------  -----------

  Noninterest-bearing liabilities                        3,587
                                                     -----------

            Total average liabilities                  128,506
                                                     ===========

            Net interest income                                       7,242
                                                                  ===========

            Net interest rate spread (2)                                            2.78
                                                                               ===========

            Net interest-earning assets                 46,298
                                                     ===========

            Net interest margin (3)                                                 4.23
                                                                               ===========

            Average interest-earning assets to
              average interest-bearing liabilities                   137.06
                                                                  ===========


(1) Calculated net of deferred loan fees and discounts, loans in process, and loss reserves.
(2) Net interest rate spread represents the difference between the average yield on interest-earning assets and the average rate on interest-bearing liabilities.
(3) Net interest margin represents net interest income divided by average interest-earning assets.

The following schedule presents the weighted average yields earned on loans, investments and other interest-earning assets, and the weighted average rates paid on deposits and FHLB advances and the resultant interest rate spreads at the dates indicated.

                                                                                     At September 30,
                                                                      --------------------------------------------
                                                                           1998            1997            1996
                                                                      -----------      -----------     -----------

Weighted average yield on:
  Loans receivable                                                           8.35%            8.54            8.48
  Investment securities                                                      6.04             6.07            6.22
  Certificates of deposit in other financial institutions                    5.80             6.15            5.85
  Other interest-bearing deposits                                            4.89             4.95            3.69
  FHLB stock                                                                 6.75             7.00            7.25
  Combined weighted average yield on interest-earning assets                 8.06             8.22            8.11
                                                                      -----------      -----------     -----------

Weighted average rate paid on:
  Passbook accounts                                                          3.26%            3.25            6.25
  NOW and money market accounts                                              3.58             3.16            2.84
  Certificates                                                               5.87             5.96            5.89
  FHLB advances                                                              5.88             6.02            6.09
  Combined weighted average rate paid on interest-bearing
    liabilities                                                              5.49             5.60            5.40
                                                                      -----------      -----------     -----------

Spread                                                                       2.57%            2.62            2.71
                                                                      ===========      ===========     ===========

RATE/VOLUME ANALYSIS
--------------------

The schedule on the following page represents the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities. It distinguishes between the change due to changes in outstanding balances and those due to changes in interest rates. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (i.e., changes in volume multiplied by prior interest rate) and (ii) changes in rate (i.e., changes in rate multiplied by prior volume). For purposes of this table, changes attributable to both rate and volume, which cannot be segregated, have been allocated proportionately to the changes due to volume and the changes due to rate.

                                                              Years ended September 30,
                                                   ------------------------------------------
                                                                 1998 vs. 1997
                                                   ------------------------------------------
                                                      Increase
                                                     (decrease)                       Total
                                                       due to                       increase
                                                       volume          Rate        (decrease)
                                                   ------------   ------------   ------------
                                                             (Dollars in thousands)
Interest-earning assets:
    Loans receivable                               $     1,174           (186)           988
    Investment securities                                  (10)           (15)           (25)
    Certificates of deposit in other financial
      institutions                                          77             (6)            71
    Other interest-bearing deposits                          6             (1)             5
    FHLB stock                                              32             (3)            29
                                                   ------------   ------------   ------------

               Total interest-earning assets             1,279           (211)         1,068
                                                   ------------   ------------   ------------

Interest-bearing liabilities:
    Passbook accounts                                      (13)            14              1
    NOW & money market accounts                             52             65            117
    Certificates                                           370             83            453
    FHLB advances                                          671            (17)           654
                                                   ------------   ------------   ------------

               Total interest-bearing liabilities        1,080            145          1,225
                                                   ------------   ------------   ------------

               Net interest income                 $       199           (356)          (157)
                                                   ============   ============   ============



                                                             Years ended September 30,
                                                   ------------------------------------------
                                                                 1997 vs. 1996
                                                   ------------------------------------------
                                                    Increase
                                                   (decrease)                      Total
                                                     due to                       increase
                                                     volume          Rate        (decrease)
                                                   ------------   ------------  -------------
                                                                (Dollars in thousands)
Interest-earning assets:
    Loans receivable                                     2,182            172          2,354
    Investment securities                                 (390)            45           (345)
    Certificates of deposit in other financial
      institutions                                          82            (22)            60
    Other interest-bearing deposits                         (8)            (3)           (11)
    FHLB stock                                              15             (5)            10
                                                   ------------   ------------  -------------

               Total interest-earning assets             1,881            187          2,068
                                                   ------------   ------------  -------------

Interest-bearing liabilities:
    Passbook accounts                                        4             (6)            (2)
    NOW & money market accounts                            (11)            (5)           (16)
    Certificates                                           200            (91)           109
    FHLB advances                                        1,393             16          1,409
                                                   ------------   ------------  -------------

               Total interest-bearing liabilities        1,586            (86)         1,500
                                                   ------------   ------------  -------------

               Net interest income                         295            273            568
                                                   ============   ============  =============

COMPARISON OF OPERATING RESULTS FOR THE YEARS ENDED SEPTEMBER 30, 1998 AND 1997
-------------------------------------------------------------------------------

General. Net earnings for the year ended September 30, 1998 decreased by $213,000, or 8.49%, to $2.3 million, or $0.95 per diluted share, from $2.5 million, or $0.98 per diluted share, for the year ended September 30, 1997. The increase was primarily due to the combined effects of a $157,000 decrease in net interest income and a $720,000 increase in noninterest expense offset by a $361,000 decrease in the provision for loan losses, a $123,000 increase in noninterest income and a $180,000 decrease in income tax expense. For the years ended September 30, 1998 and 1997, the return on average assets was 1.05% and 1.25%, respectively, while the return on average equity was 5.11% and 5.48%, respectively.

NET INTEREST INCOME. For the year ended September 30, 1998, net interest income decreased by $157,000 to $7.7 million from $7.8 million in 1997. This reflects an increase of $1.1 million in interest income to $17.1 million from $16.0 million and an increase of $1.2 million in interest expense to $9.4 million from $8.2 million. The increase in interest income was primarily due to an increase in total interest-earning assets offsetting a decrease in average yields on interest-earning assets. The increase in interest expense was due to increased interest-bearing liabilities and the average rates paid on interest-bearing liabilities.

INTEREST INCOME. Interest income for the year ended September 30, 1998 increased $1.1 million to $17.1 million from $16.0 million for the year ended September 30, 1997. The $15.5 million increase in average interest-earning assets resulted in an increase in interest income of $1.3 million. The decrease in average yield on interest-earning assets decreased interest income by $211,000 in fiscal 1998.

Interest income on loans increased $988,000, or 6.80%, to $15.5 million from $14.5 million for the year ended September 30, 1997. Interest income on investment securities, certificates of deposit, and other interest-bearing deposits increased $80,000, or 5.50%, to $1.53 million from $1.45 million for the year ended September 30, 1997. Interest income on loans increased due to increased average balances in loans offsetting decreased average yields. Increases in average balances of investment securities, certificates of deposit, and other interest-bearing deposits offset decreased yields on those items.

INTEREST EXPENSE. Interest expense for the year ended September 30, 1998 increased $1.2 million to $9.4 million from $8.2 million for the year ended September 30, 1997. The increase was due to increased average balances outstanding on interest-bearing liabilities and slightly higher average rates paid on those liabilities. Interest expense on FHLB advances increased to $2.3 million for the year ended September 30, 1998 from $1.6 million for the prior year. The Association borrowed $15.0 million and repaid maturing advances of $13.0 million in fiscal 1998 that resulted in FHLB advances of $37.3 million at September 30, 1998 compared to $35.3 million at September 30, 1997.

PROVISION FOR LOAN LOSSES. The Association maintains a program for establishing general loan loss reserves by classifying various components of the loan portfolio by potential risk. Management reviews the composition of the loan portfolio monthly and adjusts the valuation allowance. In addition, the Internal Auditor reviews the general valuation allowance on a quarterly basis and reports the findings to the Board of Directors. At September 30, 1998, the Association's speculative construction loans of $30.3 million represented 14.7% of total loans receivable. At September 30, 1997, the Association's speculative construction loans of $40.2 million represented 20.1% of total loans receivable. The reduction of $9.9 million, or 24.6%, in speculative construction loans during the current year reduced considerably the risk profile of the Association's loan portfolio. This reduction in risk in the overall loan portfolio allowed the Association to credit earnings with a $76,000 negative provision for loan losses during the current fiscal year. That compared to a charge of $285,000 for the year ended September 30, 1997. This resulted in an allowance for loan losses of $1.5 million, or 0.74%, of total loans receivable at September 30, 1998, compared to 0.81% of total loans receivable at September 30, 1997. The fiscal 1998 net charge-offs totaled $27,000 and the net charge-offs for fiscal 1997 were $14,000.

The Association had $3.5 million in loans classified as substandard, doubtful or loss at September 30, 1998, compared to $2.1 million at September 30, 1997. The increase was almost entirely due to an increase in delinquent construction loans. During fiscal 1998, the loan service officer was transferred to the loan origination department and a new loan service officer was hired. In August 1998, the new loan service officer resigned unexpectedly. A replacement was not able to start until early November 1998. Due to the absence of qualified personnel during that time period, loan delinquencies increased. One construction loan was substandard at September 30, 1997, compared to eleven at September 30, 1998. Since September 30, 1998, two of the eleven have been paid off, three have been brought current on interest payments and three have signed real estate contracts. Partial interest payments have been received on the remaining three loans.

Management will continue to monitor its allowance for loan losses and make future adjustments to the allowance through provision for loan losses as economic conditions dictate. Although the Association maintains its allowance for loan losses at a level which it considers to be adequate to provide for potential losses, there can be no assurance that future losses will not exceed estimated amounts or that additional provisions for loan losses will not be required in future periods.

NONINTEREST INCOME. For the year ended September 30, 1998, noninterest income was $342,000, compared to $219,000 for the year ended September 30, 1997. Loan fees and deposit service charges, which consist primarily of late charges on loans receivable, underwriting fees, service charges on transaction accounts, and ATM fees, were $235,000 and $162,000 for fiscal 1998 and 1997, respectively. Underwriting fees were $25,000 in fiscal 1998 with no similar fees in 1997. Late charges on loans were $83,000 for fiscal 1998 compared to $76,000 for fiscal 1997. The increase is primarily due to the increase in the number of loans outstanding. Service charges on transaction accounts were $108,000 and $74,000 for fiscal 1998 and 1997, respectively. The increase is due to increased checking accounts that pay a flat monthly fee and increased number of items returned on accounts. ATM fees were $9,000 and $2,000 for fiscal 1998 and 1997, respectively. The Association's first two ATMs were installed in June 1997. Currently, there are four installed. Gains on the sale of loans originated for sale were $73,000 and $23,000 for fiscal 1998 and 1997, respectively. The increase was primarily due to the increased numbers of loans sold in the current year.

NONINTEREST EXPENSE. Noninterest expense increased $720,000, to $4.4 million, for the year ended September 30, 1998 from $3.7 million for the prior year. Compensation, payroll taxes, and fringe benefit expense increased $385,000 in fiscal 1998 compared to 1997. Cash compensation increased $240,000 in fiscal 1998 to $1.7 million from $1.5 million in 1997. The increase was due to an increase in the number of employees and raises to existing employees. There were sixty-seven full-time equivalent employees at September 30, 1998 compared to fifty-five at September 30, 1997. Payroll taxes and other fringe benefits increased $86,000 due to the increased number of employees and increased compensation. ESOP expenses increased to $528,000 for fiscal 1998 compared to $465,000 for 1997. The increase was due to higher average monthly price for shares of the Company's common stock in fiscal 1998 compared to fiscal 1997. Occupancy expense increased $204,000 in fiscal 1998 to $622,000 from $418,000 in 1997. The increase was primarily due to increased depreciation and increased taxes on the new home office opened in June 1997 and the new branch office opened in August 1998. Depreciation also increased due to new equipment for the new home and branch offices. Although occupancy expenses increased significantly as a result of the two new offices, the deposits attributed to the new offices also increased substantially. Data processing expenses increased $24,000 to $192,000 for fiscal 1998 compared to $168,000 for fiscal 1997. The increase was due to an increased number of accounts processed and increased charges for additional on-line workstations. Federal insurance premiums decreased $35,000 to $82,000 for fiscal 1998 compared to $117,000 for fiscal 1997. The decrease is primarily due to reduced premiums after the special Savings Association Insurance Fund (SAIF) assessment paid in 1997. Advertising expense increased $2,000 to $148,000 for fiscal 1998 compared to $146,000 in fiscal 1997. Other operating expense increased to $787,000 for fiscal 1998 compared to $649,000 in fiscal 1997. The increase was primarily due to increased expenses for office supplies, telephones, new checking accounts, and loan expense.

INCOME TAXES. Income taxes decreased to $1.4 million for fiscal 1998 from $1.6 million for fiscal 1997. The decrease was due to a decrease in taxable income for 1998 compared to 1997. The effective tax rate for 1998 was 37.6%, compared to 38.4% for 1997.

COMPARISON OF OPERATING RESULTS FOR THE YEARS ENDED SEPTEMBER 30, 1997 AND 1996
-------------------------------------------------------------------------------

General. Net earnings for the year ended September 30, 1997 increased by $400,000, or 18.96%, to $2.5 million, or $0.97 per share, from $2.1 million, or $0.77 per share, for the year ended September 30, 1996. The increase was primarily due to the combined effects of a $600,000 increase in net interest income, an $83,000 decrease in the provision for loan loss and a $102,000 decrease in noninterest expense offset by a $350,000 increase in income tax and a $3,000 decrease in noninterest income. For the years ended September 30, 1997 and 1996, the return on average assets was 1.25% and 1.20%, respectively, while the return on average equity was 5.48% and 4.43%, respectively.

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

Interest income on loans increased $2.4 million, or 19.33%, to $14.5 million from $12.2 million for the year ended September 30, 1996. Interest income on investment securities, certificates of deposit, and other interest bearing deposits decreased $285,000, or 16.4%, to $1.5 million from $1.7 million for the year ended September 30, 1996. Interest income on loans increased due to increased average balances and increased yields on those balances. Decreases in average balances of investment securities, certificates of deposit, and other interest bearing deposits offset increased yields on those items. This was the result of the changing mix of assets with higher concentration of assets in loans.

INTEREST EXPENSE. Interest expense for the year ended September 30, 1997 increased $1.5 million to $8.2 million from $6.7 million for the year ended September 30, 1996. The increase was due to increased average balances outstanding on interest-bearing liabilities. Depositors continued their preference for higher rate certificates rather than lower rate passbook, NOW or money market deposit accounts. Average balances in certificates of deposit increased $3.5 million to $101.6 million for the year ended September 30, 1997 from $98.1 million for the prior fiscal year. Average passbook, NOW and money market deposit account balances decreased $293,000 to $23.3 million for the fiscal year ended September 30, 1997, from $23.6 million for the prior fiscal year. Interest expense on FHLB advances increased to $1.6 million for the year ended September 30, 1997 from $187,000 for the prior year. The Association borrowed $26.0 million and repaid maturing advances of $3.0 million in fiscal 1997, which resulted in FHLB advances of $35.3 million at September 30, 1997 compared to $12.3 million at September 30, 1996.

PROVISION FOR LOAN LOSSES. The Association maintains a program for establishing general loan loss reserves by classifying various components of the loan portfolio by potential risk. Management reviews the composition of the loan portfolio monthly and adjusts the valuation allowance. In addition, the Internal Auditor reviews the general valuation allowance on a quarterly basis and reports the findings to the Board of Directors. During the year ended September 30, 1997, the Association charged $285,000 against earnings as a provision for loan losses compared to $368,000 for the year ended September 30, 1996. This resulted in an allowance for loan losses of $1.6 million, or 0.81%, of total loans receivable at September 30, 1997, compared to $1.4 million, or 0.77%, of total loans receivable at September 30, 1996. The ratio was increased during fiscal 1997 due to increased consumer loans and construction loans. Consumer loans increased to $8.7 million from $8.3 million and construction loans increased to $51.4 million from $41.6 million. The fiscal 1997 net charge-offs against general valuation allowances totaled $14,000 and the net charge-offs for fiscal 1996 were $9,000. While the Association has not experienced any significant charge-offs in the past three years, the decision was made to increase the allowance for loan losses based on a more refined evaluation process which, in management's view, more fully recognizes the changing composition of the Association's loan portfolio and the risk associated with different types of loans.

The Association had $2.1 million in loans classified as substandard, doubtful or loss at September 30, 1997, compared to $2.3 million at September 30, 1996.

NONINTEREST INCOME. For the year ended September 30, 1997, noninterest income was $219,000, compared to $222,000 for the year ended September 30, 1996. Loan fees and deposit service charges, which consist primarily of late charges on loans receivable and service charges on transaction accounts and ATM charges, were $162,000 and $130,000 for fiscal 1997 and 1996, respectively. Late charges on loans were $76,000 for fiscal 1997, compared to $61,000 for fiscal 1996. The increase is primarily due to the increase in the number of loans outstanding. Service charges on transaction accounts were $74,000 and $55,000 for fiscal 1997 and 1996, respectively. The increase is due to increase checking accounts that pay a flat monthly fee and an increase in the fees charged for related items such as return item charges. ATM fees, which were effective with the installation of the Association's first two ATMs in the Cameron and Maryville offices in June 1997, were $2,000. Commissions from insurance sales by the Association's service corporation were $17,000 and $22,000 for fiscal 1997 and 1996, respectively. Gains on the sale of loans originated for sale were $23,000 and $17,000 for fiscal 1997 and 1996, respectively. A patronage dividend of $8,000 was received in 1997 from a cooperative service bureau, compared to $40,000 in 1996.

NONINTEREST EXPENSE. Noninterest expense decreased $102,000, or 2.7%, to $3.7 million for the year ended September 30, 1997 from $3.8 million for the year ended September 30, 1996. Compensation, payroll taxes, and fringe benefits expense increased $507,000 in fiscal 1997 compared to 1996. Expenses associated with the RRP plan were $274,000 for fiscal 1997 compared to $186,000 for fiscal 1996. The plan was approved in January 1996 and was only in effect for a portion of fiscal 1996. ESOP expenses increased to $465,000 for fiscal 1997 from $426,000 for 1996. The increase was due to higher average monthly price for shares of the Company's common stock in 1997 compared to 1996. Cash compensation increased $312,000 in fiscal 1997 to $1.5 million from $1.2 million in 1996. The increase was due to an increase in the number of employees and raises to existing employees. There were fifty-five full-time equivalent employees at September 30, 1997 compared to forty-five at September 30, 1996. Payroll taxes and other fringe benefits increased $57,000 due to increased compensation and payroll taxes due to the first year's vesting of the RRP. In accordance with Statement of Financial Accounting Standards (SFAS) No. 91, the Association defers certain direct loan origination and modification costs and amortizes these costs as adjustment to yield. The Association has deferred $15,000 less in compensation costs for fiscal 1997 than 1996. Occupancy expense increased $209,000 in fiscal 1997 to $418,000 from $209,000 in 1996. Of the $418,000 of occupancy expense for the fiscal year, $170,000 was incurred in the quarter ended September 30, 1997, the first full quarter the new home office was occupied. The increase was primarily due to increased depreciation and increased taxes on the new home office opened in June 1997. Depreciation also increased due to new equipment for the new home office. Although occupancy expenses are up significantly as a result of the new office in Cameron, the increase in deposits attributed to the opening of the new office is also up substantially. Data processing expenses increased $17,000 to $168,000 for fiscal 1997 compared to $151,000 for fiscal 1996. The increase was due to the increased number of accounts processed and increased charges for additional on-line workstations. Federal insurance premiums decreased $965,000 to $117,000 from $1.1 million for 1996. The decrease was due to the special SAIF assessment of $800,000 in fiscal 1996. Advertising expenses increased $65,000 to $146,000 for fiscal 1997 compared to $81,000 for fiscal 1996. The increase was due primarily to increased advertising for new deposit products and promotional items for the opening of the new home office. Other operating expenses increased to $649,000 for fiscal 1997 from $585,000 in fiscal 1996. The increase was primarily due to increased expenses for legal services, new checking accounts, office supplies, telephones, and postage.

INCOME TAXES. Income taxes increased to $1.56 million for fiscal 1997 from $1.21 million in fiscal 1996. The increase was due to an increase in taxable income for 1997 as compared to 1996. The effective tax rate for 1997 was 38.4%, compared to 36.4% in 1996.

ASSET AND LIABILITY MANAGEMENT  INTEREST RATE SENSITIVITY ANALYSIS
------------------------------------------------------------------

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

The Association's strategy in recent years has been to reduce its exposure to interest rate risk by better matching the maturities or repricing schedules of its interest rate sensitive assets and liabilities. This strategy has been implemented by originating adjustable rate mortgage loans, short-term construction loans, and other variable rate or short-term loans, as well as by purchasing short-term investments. The Association seeks to lengthen the maturities of its deposits by promoting longer-term certificates with substantial penalties for early withdrawal. Maturities of new FHLB advances are scheduled to compliment the current gap position. The Association does not solicit negotiated high-rate jumbo certificates of deposit or brokered deposits.

At September 30, 1998, the Company's total interest-bearing liabilities maturing or repricing within one year exceeded interest-earning assets maturing or repricing in the same period by $1.2 million, representing a cumulative negative one-year gap ratio of 0.5% to total assets. The Association has established an Asset-Liability Management Committee (ALCO) which is responsible for reviewing the Association's asset-liability policies. The ALCO meets monthly and reports to the Board of Directors on interest rate risks and trends, as well as liquidity and capital ratios and requirements.

MARKET RISK MANAGEMENT
----------------------

Market risk is the risk of loss arising from adverse changes in market prices and rates. The Association's market risk is comprised primarily of interest rate risk resulting from its core banking activities of lending and deposit taking. Interest rate risk is the risk that changes in market interest rates might adversely affect the Association's net interest income or the economic value of its portfolio of assets, liabilities, and off-balance sheet contracts. Management continually develops and applies strategies to mitigate this risk. Management does not believe that the Association's primary market risk exposures and how those exposures are managed in fiscal year 1998 have changed when compared to fiscal year 1997. Market risk limits have been established by the Board of Directors based on the Association's tolerance for risk.

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

The NPV model uses an option-based pricing approach to value one- to four-family mortgages, mortgages serviced by or for others and firm commitments to buy, sell, or originate mortgages. This approach makes use of an interest rate simulation program to generate random interest rate paths that, in conjunction with a prepayment model, are used to estimate mortgage cash flows. Prepayment options and interest rate caps and floors contained in mortgages and mortgage-related securities introduce significant uncertainty in estimating the timing of cash flows for these instruments that warrant the use of this sophisticated methodology.

All other financial instruments are valued using a static discounted cash flow method. Under this approach, the present value is determined by discounting the cash flows the instrument is expected to generate by yields currently available to investors from an instrument of comparable risk and duration.

The following table sets forth the present value estimates for major categories of financial instruments of the Association at September 30, 1998, as calculated by the OTS NPV model. The table shows the present value of the instruments under rate shock scenarios of -300 basis points to +300 basis points in increments of 100 basis points.

                                     Present Value Estimates by Interest Rate Scenarios

                                                    At September 30, 1998

                                      -300 bp        -200 bp       -100 bp        0 bp        +100 bp       +200 bp       +300 bp
                                    ------------   ------------  ------------  -----------   -----------   -----------   -----------
                                                                        (Dollars in thousands)
Mortgage loans and securities       $   193,270        190,129       187,414      185,012       182,311       178,854       174,663
Nonmortgage loans                         5,170          5,125         5,081        5,038         4,996         4,995         4,915
Cash, deposits, and securities           20,976         20,464        19,972       19,501        19,048        18,613        18,194
Other assets                              9,732          9,832         9,954       10,219        10,788        11,515        12,196
                                    ------------   ------------  ------------  -----------   -----------   -----------   -----------

               Total assets             229,148        225,550       222,421      219,770       217,143       213,977       209,968
                                    ------------   ------------  ------------  -----------   -----------   -----------   -----------

Deposits                                148,698        145,630       142,729      139,980       137,384       134,923       132,586
Borrowings                               44,853         43,016        41,303       39,704        38,210        36,813        35,506
Other liabilities                         3,935          3,935         3,935        3,933         3,933         3,932         3,931
                                    ------------   ------------  ------------  -----------   -----------   -----------   -----------

               Total liabilities        197,486        192,581       187,967      183,617       179,527       175,668       172,023
                                    ------------   ------------  ------------  -----------   -----------   -----------   -----------

Off-balance sheet positions                 752            554           373          201            (3)         (225)         (537)
                                    ------------   ------------  ------------  -----------   -----------   -----------   -----------

               Net portfolio value  $    32,414         33,523        34,827       36,354        37,613        38,084        37,408
                                    ============   ============  ============  ===========   ===========   ===========   ===========

$ change from base                  $    (3,940)        (2,831)       (1,523)          --         1,259         1,660         1,054
                                    ============   ============  ============  ===========   ===========   ===========   ===========

Percent change from base                    (11)%           (8)           (4)           0             3             5             3
Percent change - Board limit                (25)           (20)          (10)           0           (10)          (20)          (30)


Computations of prospective effects of hypothetical interest rate changes are based on numerous assumptions, including relative levels of market interest rates, loan prepayments and deposit runoffs, and should not be relied upon as indicative of actual results. Further, the computations do not contemplate any actions the Association may undertake in response to changes in interest rates.

Certain shortcomings are inherent in the method of analysis presented in both the computation of NPV and in an analysis of the maturing and repricing of interest-earning assets and interest-bearing liabilities. Although certain assets and liabilities may have similar maturities or periods within which they will reprice, they may react differently to changes in market interest rates. Additionally, adjustable-rate mortgages have features that restrict changes in interest rates on a short-term basis and over the life of the asset. The proportion of adjustable-rate loans could be reduced in future periods if market interest rates would decrease and remain at lower levels for a sustained period, due to increased refinance activity. Further, in the event of a change in interest rates, prepayment, and early withdrawal levels would likely deviate significantly from those assumed in the table. Finally, the ability of many borrowers to service their adjustable-rate debt may decrease in the event of a sustained interest rate increase.

LIQUIDITY AND CAPITAL RESOURCES
-------------------------------

The Association's primary sources of funds are deposits, repayments on and sale of loans, FHLB advances, the maturity of investment securities, and interest income. Although maturity and scheduled amortization of loans are relatively predictable sources of funds, deposit flows and prepayments on loans are influenced significantly by general interest rates, economic conditions, and competition.

The primary investing activity of the Association is the origination of loans to be held for investment. For the fiscal years ended September 30, 1998 and 1997, the Association originated loans for portfolio in the amounts of $102.6 million and $97.9 million, respectively. Purchases of loans during the fiscal years ended September 30, 1998 and 1997 were $66,000 and none, respectively. The Association also originates loans for sale. For the fiscal years ended September 30, 1998 and 1997, the Association originated $7.9 million and $3.1 million, respectively, of mortgage loans for sale. For the fiscal years ended September 30, 1998 and 1997, these activities were funded primarily by principal repayments of $96.0 million and $74.1 million, respectively, proceeds from the sale of loans of $8.0 million and $2.7 million, respectively, and FHLB advances of $15.0 million and $26.0 million, respectively.

The Association is required to maintain minimum levels of liquid assets under OTS regulations. Savings institutions are required to maintain an average daily balance of liquid assets (including cash, certain time deposits, certain bankers' acceptances, certain corporate debt securities and highly rated commercial paper, securities of certain mutual funds, and specified U. S. government, state or federal agency obligations) of not less than 4.0% of its average daily balance of net withdrawable accounts plus short-term borrowings. It is the Association's policy to maintain its liquidity portfolio in excess of regulatory requirements. The Association's eligible liquidity ratios were 15.0% and 8.97%, respectively, at September 30, 1998 and 1997.

The Company's most liquid assets are cash and cash equivalents, which include short-term investments. The levels of these assets are dependent on the operating, financing, lending and investment activities during any given period. At September 30, 1998 and 1997, cash and cash equivalents were $3.3 million and $2.9 million, respectively. The increase in cash and cash equivalents in 1998 compared to 1997 results primarily from sources of cash receipts and the use of cash to fund loans and investments. The principal components of cash provided during the fiscal year ended September 30, 1998 were FHLB advances and loan repayments. Additional sources of cash included maturing investments, sales of loans and deposit activity.

Liquidity management for the Company is both an ongoing and long-term function of the asset/liability management strategy. Excess Association funds generally are invested in overnight deposits at the FHLB of Des Moines. If the Association requires funds beyond its ability to generate them internally, additional sources of funds are available through FHLB of Des Moines advances. The Association borrowed $15.0 million in FHLB advances and repaid $13.0 million of maturing FHLB advances in fiscal year 1998. During 1997, the Association borrowed $26.0 million in FHLB advances and repaid $3.0 million in maturing FHLB advances. During the last several years, loan originations have exceeded savings inflows, loan repayments, and cash provided by operations. Prior to fiscal year 1996, the excess resulted in reductions of the investment securities portfolio and total liquidity. To maintain liquidity above the required minimum, it is anticipated that FHLB advances will continue to supplement projected savings inflows and loan repayments to fund continued loan demand.

At September 30, 1998, the Association had outstanding loan commitments of $7.2 million, unused lines of credit of $3.0 million, and undisbursed loans in process of approximately $19.7 million. The Association anticipates it will have sufficient funds available to meet its current loan commitments, including loan applications received and in process prior to issuance of firm commitments. Certificates of deposit that are scheduled to mature in one year or less at September 30, 1998 were $57.5 million. Management believes that a significant portion of such deposits will remain with the Association.

At September 30, 1998, the Association had tangible capital of $34.8 million, or 16.2% of total adjusted assets, which is approximately $31.6 million above the minimum requirement of 1.5% of adjusted total assets in effect on that date. The Association had core capital of $34.8 million, or 16.2% of adjusted total assets, which is $26.2 million above the minimum leverage ratio of 3.0% in effect on that date. The Association had total risk-based capital of $36.3 million and total risk-weighted assets of $146.3 million, or total capital of 24.8% of risk-weighted assets. This was $24.6 million above the 8.0% requirement in effect on that date.

THE YEAR 2000 ISSUE
-------------------

The Association has an ongoing program designed to ensure that its operational and financial systems will not be adversely affected by Year 2000 software failures, due to processing errors arising from calculations using the Year 2000 date. Should the Company's mission critical systems fail in the Year 2000, the Company would have difficulty in processing transactions for loan and deposit customers, which could cause significant damage to the Company's important customer relationships.

The Association has completed assessment of its computer hardware Year 2000 compliance and testing of such hardware operating systems is approximately 95% complete. The Association has three mission critical software areas: the hardware operating system, the core (loan and deposit) processing system, and the loan origination system. The hardware operating system currently in use is acknowledged as Year 2000 compliant. A contract has been signed for a Year 2000 compliant core processing system with installation currently scheduled for May 1999. Proxy testing will be reviewed prior to conversion. A decision between two Year 2000 compliant loan origination systems will be made in the near future. Installation is anticipated in March 1999. Review of proxy testing will occur prior to installation.

The Association is requiring its computer systems and software vendors to represent that the products are, or will be, Year 2000 compliant. Major suppliers and vendors have been requested to provide the Association with their progress in becoming Year 2000 compliant. Responses and progress of vendors is being monitored.

In fiscal 1998, Year 2000 costs did not exceed $100,000. Additional costs of Year 2000 compliance are not expected to exceed $100,000 in fiscal 1999. This estimate of costs to become Year 2000 compliant is exclusive of the estimated $425,000 necessary to purchase the new core processing system and related hardware. Since the decision to replace the core processing system and loan origination system was made several years ago, costs of the new systems and conversion are not included in Year 2000 compliance costs.

Contingency plans are being developed for noncompliant mission critical items which continue to be updated and improved. Most of these contingency plans involve development of manual procedures or use of alternative systems.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS
----------------------------------------------

The Financial Accounting Standards Board (FASB) issued SFAS No. 130, Reporting Comprehensive Income, and SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information, in June 1997. SFAS No. 130 will require the Company to classify items of other comprehensive income by their nature in the consolidated financial statements and display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of the consolidated statement of stockholders' equity. SFAS No. 131 requires that public enterprises report financial and descriptive information about their reportable operating segments. Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by management. Both SFAS No. 130 and SFAS No. 131 are effective for the Company's year ending September 30, 1999. The adoption of the standards is not expected to have a significant impact on the consolidated financial statements of the Company.

The FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, in June 1998. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. This statement is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. Management believes adoption of SFAS No. 133 will not have a material effect on the Company's financial position or results of operations, nor will adoption require additional capital resources.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors

Cameron Financial Corporation:

We have audited the accompanying consolidated balance sheets of Cameron Financial Corporation and subsidiary (the Company) as of September 30, 1998 and 1997 and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the years in the three-year period ended September 30, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Cameron Financial Corporation and subsidiary as of September 30, 1998 and 1997 and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 1998 in conformity with generally accepted accounting principles.



KPMG Peat Marwick LLP
November 12, 1998

                 CAMERON FINANCIAL CORPORATION AND SUBSIDIARY

                          Consolidated Balance Sheets

                          September 30, 1998 and 1997


                                             Assets                                 1998                1997
                                                                                 -------------    -------------
  Cash and cash equivalents                                                    $   3,319,000        2,909,000
  Certificates of deposit in other financial institutions                          4,400,000        7,600,000
  Investment securities held-to-maturity (estimated fair value of
      $16,467,000 in 1998 and $13,911,000 in 1997) (notes 3 and 6)                16,302,000       13,872,000
  Mortgage-backed securities held-to-maturity                                          7,000           10,000
  Loans receivable, net (notes 4 and 8)                                          184,605,000      176,790,000
  Accrued interest receivable:
      Loans and mortgage-backed securities                                         1,346,000        1,268,000
      Investment securities                                                          229,000          150,000
  Office properties and equipment, net (note 5)                                    7,861,000        6,406,000
  Stock in Federal Home Loan Bank (FHLB) of Des Moines, at cost                    2,013,000        1,762,000
  Deferred income taxes (note 8)                                                     155,000          536,000
  Other assets (note 9)                                                            1,284,000        1,201,000
                                                                               -------------    -------------

                                                                               $ 221,521,000      212,504,000
                                                                               =============    =============
                                Liabilities and Stockholders' Equity
  Liabilities:
      Savings deposits (note 6)                                                $ 136,622,000      128,771,000
      Borrowings from the FHLB (note 7)                                           37,250,000       35,250,000
      Advance payments by borrowers for property taxes and insurance               1,903,000        1,772,000
      Accrued interest payable on savings deposits                                   180,000          137,000
      Accrued expenses and other liabilities                                       1,901,000        1,506,000
      Current income taxes payable                                                   192,000          401,000
                                                                               -------------    -------------

                 Total liabilities                                               178,048,000      167,837,000
                                                                               -------------    -------------

  Stockholders' equity (notes 1 and 2):
      Serial preferred stock, $.01 par; 2,000,000 shares authorized; none
        issued or outstanding                                                             --               --
      Common stock, $.01 par; 10,000,000 shares authorized; 3,026,928 shares
        issued                                                                        30,000           30,000
      Additional paid-in capital                                                  30,058,000       29,804,000
      Retained earnings, substantially restricted (note 8)                        26,220,000       24,567,000
      Unearned employee benefits (note 9)                                         (1,947,000)      (2,524,000)
      Treasury stock; 646,196 shares in 1998 and 464,850 shares in 1997
        of common stock at cost                                                  (10,888,000)      (7,210,000)
                                                                               -------------    -------------

                 Total stockholders' equity                                       43,473,000       44,667,000

  Commitments (notes 4 and 11)
                                                                               -------------    -------------

                                                                               $ 221,521,000      212,504,000
                                                                               =============    =============

See accompanying notes to consolidated financial statements.

                  CAMERON FINANCIAL CORPORATION AND SUBSIDIARY

                       Consolidated Statements of Earnings

                            Years ended September 30



                                                                            1998          1997         1996
                                                                       ------------    ----------   ----------
  Interest income:
      Loans                                                            $ 15,523,000    14,535,000   12,181,000
      Investment securities                                                 950,000       975,000    1,319,000
      Mortgage-backed securities                                              1,000         1,000        2,000
      Certificates of deposit and other                                     583,000       478,000      419,000
                                                                       ------------    ----------   ----------

                 Total interest income                                   17,057,000    15,989,000   13,921,000
                                                                       ------------    ----------   ----------

  Interest expense:
      Savings deposits (note 6)                                           7,154,000     6,583,000    6,492,000
      Borrowed money                                                      2,250,000     1,596,000      187,000
                                                                       ------------    ----------   ----------

                 Total interest expense                                   9,404,000     8,179,000    6,679,000
                                                                       ------------    ----------   ----------

                 Net interest income                                      7,653,000     7,810,000    7,242,000

  Provision for loan losses (note 4)                                        (76,000)      285,000      368,000
                                                                       ------------    ----------   ----------

                 Net interest income after provision for loan losses      7,729,000     7,525,000    6,874,000
                                                                       ------------    ----------   ----------

  Noninterest income:
      Loan and deposit service charges                                      235,000       162,000      130,000
      Other income                                                          107,000        57,000       92,000
                                                                       ------------    ----------   ----------

                 Total noninterest income                                   342,000       219,000      222,000
                                                                       ------------    ----------   ----------

  Noninterest expense:
      Compensation, payroll taxes, and fringe benefits (note 9)           2,557,000     2,172,000    1,665,000
      Occupancy expense                                                     622,000       418,000      209,000
      Data processing                                                       192,000       168,000      151,000
      Federal deposit insurance premiums (note 10)                           82,000       117,000    1,082,000
      Advertising                                                           148,000       146,000       81,000
      Other operating expenses                                              789,000       649,000      584,000
                                                                       ------------    ----------   ----------

                 Total noninterest expense                                4,390,000     3,670,000    3,772,000
                                                                       ------------    ----------   ----------

                 Earnings before income taxes                             3,681,000     4,074,000    3,324,000

  Income taxes (note 8)                                                   1,384,000     1,564,000    1,214,000
                                                                       ------------    ----------   ----------

                 Net earnings                                          $  2,297,000     2,510,000    2,110,000
                                                                       ============    ==========   ==========

  Earnings per share:
      Basic                                                            $        .97           .99          .77
                                                                       ============    ==========   ==========

      Diluted                                                          $        .95           .98          .77
                                                                       ============    ==========   ==========

See accompanying notes to consolidated financial statements.

                  CAMERON FINANCIAL CORPORATION AND SUBSIDIARY

                 Consolidated Statements of Stockholders' Equity

                            Years ended September 30


                                                                                           Additional
                                                                            Common          paid-in         Retained
                                                                            stock           capital         earnings
                                                                       -----------        ---------       ----------
  Balance at September 30, 1995                                        $    30,000        29,476,00       21,398,000
  Adoption of Recognition and Retention Plan (RRP) (note 10)                 1,000         1,398,00               --
  Amortization of RRP, net of forfeitures                                       --               --               --
  Net earnings                                                                  --               --        2,110,000
  Dividend declared ($.28 per share)                                            --               --         (752,000)
  Allocation of ESOP shares                                                     --           124,00               --
  Purchase 271,223 shares of treasury stock                                     --               --               --
  Retirement 93,975 shares of treasury stock                                (1,000)       (1,376,00)              --
                                                                       -----------        ---------       ----------

  Balance at September 30, 1996                                             30,000        29,622,00       22,756,000
  Amortization of RRP, net of forfeitures                                       --               --               --
  Net earnings                                                                  --               --        2,510,000
  Dividend declared ($.28 per share)                                            --               --         (699,000)
  Allocation of ESOP shares                                                     --           182,00               --
  Purchase 287,602 shares of treasury stock                                     --               --               --
                                                                       -----------        ---------       ----------

  Balance at September 30, 1997                                             30,000        29,804,00       24,567,000
  Amortization of RRP, net of forfeitures                                       --               --               --
  Net earnings                                                                  --               --        2,297,000
  Dividend declared ($.28 per share)                                            --               --         (644,000)
  Allocation of ESOP shares                                                     --           259,00               --
  Purchase 181,346 shares of treasury stock                                     --               --               --
  Exercise of stock options to acquire 5,027 shares of common stock             --           (5,000)              --
                                                                       -----------        ---------       ----------

  Balance at September 30, 1998                                        $    30,000        30,058,00       26,220,000
                                                                       ===========        =========       ==========

                                                                       Unearned
                                                                       employee          Treasury
                                                                       benefits           stock          Total
                                                                     ----------      -------------     -----------
  Balance at September 30, 1995                                      (2,177,000)                --      48,727,000
  Adoption of Recognition and Retention Plan (RRP) (note 10)         (1,399,000)                --              --
  Amortization of RRP, net of forfeitures                               193,000             (7,000)        186,000
  Net earnings                                                               --                 --       2,110,000
  Dividend declared ($.28 per share)                                         --                 --        (752,000)
  Allocation of ESOP shares                                             301,000                 --         425,000
  Purchase 271,223 shares of treasury stock                                  --         (3,881,000)     (3,881,000)
  Retirement 93,975 shares of treasury stock                                 --          1,377,000              --
                                                                     ----------      -------------     -----------

  Balance at September 30, 1996                                      (3,082,000)        (2,511,000)     46,815,000
  Amortization of RRP, net of forfeitures                               274,000                 --         274,000
  Net earnings                                                               --                 --       2,510,000
  Dividend declared ($.28 per share)                                         --                 --        (699,000)
  Allocation of ESOP shares                                             284,000                 --         466,000
  Purchase 287,602 shares of treasury stock                                  --         (4,699,000)     (4,699,000)
                                                                     ----------      -------------     -----------

  Balance at September 30, 1997                                      (2,524,000)        (7,210,000)     44,667,000
  Amortization of RRP, net of forfeitures                               309,000            (89,000)        220,000
  Net earnings                                                               --                 --       2,297,000
  Dividend declared ($.28 per share)                                         --                 --        (644,000)
  Allocation of ESOP shares                                             268,000                 --         527,000
  Purchase 181,346 shares of treasury stock                                  --         (3,667,000)     (3,667,000)
  Exercise of stock options to acquire 5,027 shares of common stock          --             78,000          73,000
                                                                     ----------      -------------     -----------

  Balance at September 30, 1998                                      (1,947,000)       (10,888,000)     43,473,000
                                                                     ==========      =============     ===========

See accompanying notes to consolidated financial statements

                 CAMERON FINANCIAL CORPORATION AND SUBSIDIARY

                     Consolidated Statements of Cash Flows

                           Years ended September 30

                                                                   1998         1997           1996
                                                              ------------   -----------   -----------
  Cash flows from operating activities:
      Net earnings                                            $  2,297,000     2,510,000     2,110,000
      Adjustments to reconcile net earnings to cash
        provided by operating activities:
           Depreciation and amortization                           309,000       137,000        50,000
           Provision for loan losses                               (76,000)      285,000       368,000
           Provision for losses on real estate owned                    --         3,000            --
           Amortization of RRP and allocation of ESOP shares       747,000       740,000       611,000
           Deferred income taxes                                   381,000        75,000      (403,000)
           Gain on sales of real estate owned                       (8,000)       (4,000)       (3,000)
           Stock dividend received on FHLB stock                        --            --       (24,000)
           Amortization of deferred loan fees                     (499,000)     (490,000)     (397,000)
           Proceeds from sales of loans held for sale            7,989,000     2,693,000     1,549,000
           Origination of loans held for sale                   (7,976,000)   (3,137,000)   (1,450,000)
           Gain on sale of loans held for sale                     (73,000)      (23,000)      (17,000)
           Changes in assets and liabilities:
              Accrued interest receivable                         (157,000)     (122,000)      (49,000)
              Other assets                                         (83,000)       68,000       333,000
              Accrued interest payable                              43,000        (4,000)      (14,000)
              Accrued expenses and other liabilities               417,000      (483,000)    1,003,000
              Current income taxes payable                        (209,000)       87,000        24,000
                                                              ------------   -----------   -----------

                 Net cash provided by operating activities       3,102,000     2,335,000     3,691,000
                                                              ------------   -----------   -----------

  Cash flows from investing activities:
      Net increase in loans receivable                          (7,107,000)  (21,673,000)  (23,938,000)
      Purchase of loans receivable                                 (66,000)           --      (882,000)
      Mortgage-backed securities principal repayments                3,000         3,000         4,000
      Maturities of investment securities held-to-maturity      11,595,000     6,456,000    12,751,000
      Purchase of investment securities held-to-maturity       (13,996,000)   (2,000,000)   (4,541,000)
      Purchase of FHLB stock                                      (251,000)     (503,000)           --
      Net decrease in certificates of deposit in other
        financial institutions                                          --            --       991,000
      Net proceeds from sales of real estate owned                      --            --         2,000
      Additions and improvements to real estate owned                   --            --        (7,000)
      Purchase of office properties and equipment, net          (1,793,000)   (3,700,000)   (2,259,000)
                                                              ------------   -----------   -----------

                 Net cash used in investing activities        $(11,615,000)  (21,417,000)  (17,879,000)
                                                              ------------   -----------   -----------

                                                                                            (Continued)

                 CAMERON FINANCIAL CORPORATION AND SUBSIDIARY

                           Years ended September 30

                                                                 1998         1997          1996
                                                             -----------   -----------   -----------
  Cash flows from financing activities:
      Net increase (decrease) in NOW, passbook, and money
        market demand amounts                                $ 5,076,000    (1,712,000)      139,000
      Net increase in certificate accounts                     2,775,000     7,375,000     1,689,000
      Net increase in advance payments by borrowers
        for taxes and insurance                                  131,000        43,000       101,000
      Proceeds from FHLB advances                             15,000,000    26,000,000    12,250,000
      Repayment of FHLB advances                             (13,000,000)   (3,000,000)           --
      Dividends paid                                            (666,000)     (699,000)     (762,000)
      Issuance of common stock under stock option plan            73,000            --            --
      Purchase of treasury stock                              (3,666,000)   (4,699,000)   (3,881,000)
                                                             -----------   -----------   -----------

                 Net cash provided by financing activities     5,723,000    23,308,000     9,536,000
                                                             -----------   -----------   -----------

                 Net (decrease) increase in cash              (2,790,000)    4,226,000    (4,652,000)

  Cash and cash equivalents at beginning of year              10,509,000     6,283,000    10,935,000
                                                             -----------   -----------   -----------

  Cash and cash equivalents at end of year                   $ 7,719,000    10,509,000     6,283,000
                                                             ===========   ===========   ===========

  Supplemental disclosure of cash flow information:
      Cash paid during the year for income taxes             $ 1,216,000     1,401,000     1,594,000
                                                             ===========   ===========   ===========

      Cash paid during the year for interest                 $ 9,361,000     8,168,000     6,505,000
                                                             ===========   ===========   ===========

  Supplemental schedule of noncash investing and
      financing activities:
        Conversion of loans to real estate owned             $   244,000            --       121,000
                                                             ===========   ===========   ===========

        Conversion of real estate owned to loans             $   487,000        51,000        59,000
                                                             ===========   ===========   ===========

        Dividends declared and payable                       $   150,000       168,000       186,000
                                                             ===========   ===========   ===========

        Issuance of unearned RRP shares                      $        --            --     1,399,000
                                                             ===========   ===========   ===========

See accompanying notes to consolidated financial statements.

                 CAMERON FINANCIAL CORPORATION AND SUBSIDIARY

                  Notes to Consolidated Financial Statements

                          September 30, 1998 and 1997


 (1) CONVERSION AND ACQUISITION OF THE ASSOCIATION BY THE COMPANY

     Cameron Financial Corporation (the "Company") was incorporated in December 1994 for the purpose of becoming the savings and loan holding company of The Cameron Savings & Loan Association, F.A. (the "Association") in connection with the Association's conversion from a federally chartered mutual savings and loan to a federally chartered stock savings and loan. Pursuant to its Plan of Conversion, on March 31, 1995, the Company issued and sold 3,026,928 shares of its common stock, in a subscription and community offering to the Association's depositors and borrowers, the Company's employee stock ownership plan and the general public. The Company utilized a portion of the net proceeds to acquire all of the common stock issued by the Association in connection with its conversion. The acquisition of the Association by the Company was accounted for in a manner similar to the pooling-of-interests method. Accordingly, the accounting basis of the assets, liabilities, and equity accounts of the Association remained the same as prior to the conversion and acquisition and were not adjusted to their fair values, and no purchase accounting adjustments were recorded. All intercompany accounts and transactions are eliminated in consolidation.

     In order to grant priority to eligible account holders in the event of future liquidation, the Association, at the time of conversion, established a liquidation account in the amount equal to the Association's capital as of September 30, 1994 ($19,291,000). In the event of the future liquidation of the Association, eligible account holders and supplemental eligible account holders who continue to maintain their deposit accounts shall be entitled to receive a distribution from the liquidation account. The total amount of the liquidation account will be decreased as the balance of the eligible account holders and supplemental eligible account holders is reduced subsequent to the conversion, based on an annual determination of such balances. The Association may not declare or pay a cash dividend to the Company on, or repurchase any of its common stock if the effect thereof would cause the retained earnings of the Association to be reduced below the amount required for the liquidation account. Except for such restrictions, the existence of the liquidation account does not restrict the use or application of the Association's retained earnings.

 (2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     (a)  CASH AND CASH EQUIVALENTS

          For purposes of the statements of cash flows, all short-term investments with a maturity of three months or less at date of purchase are considered cash equivalents. Cash and cash equivalents reflected on the balance sheet include interest earning deposits of $2,483,000 and $2,448,000 at SeptemberE30, 1998 and 1997,
          respectively.



                                                                     (Continued)

                 CAMERON FINANCIAL CORPORATION AND SUBSIDIARY

                  Notes to Consolidated Financial Statements

                          September 30, 1998 and 1997


    (b)  INVESTMENT SECURITIES

         The Company and the Association classify their investment securities as held-to-maturity, available-for-sale, or trading. Held-to-maturity securities are recorded at amortized cost adjusted for amortization of premiums and accretion of discounts that are recognized in income using the interest method over the period to maturity. Available-for-sale and trading securities are recorded at fair value. Adjustments to record available-for-sale securities at fair value are reflected, net of tax, in stockholders' equity. At September 30, 1998 and 1997, all of the Company's and Association's investment and mortgage-backed securities are classified as held-to-maturity.

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

         The Association applies the methods described above to multifamily real estate loans, commercial real estate loans, and restructured loans. Smaller balance, homogeneous loans, including one- to four-family residential and construction loans and consumer loans, are collectively evaluated for impairment.



                                                                     (Continued)

                 CAMERON FINANCIAL CORPORATION AND SUBSIDIARY

                  Notes to Consolidated Financial Statements

                          September 30, 1998 and 1997


    (d)  DEFERRED LOAN FEES AND COSTS

         Mortgage loan origination fees and direct mortgage loan origination costs are deferred and the net fee or cost is recognized in earnings using the interest method over the contractual life of the loan. Direct loan origination costs for other loans are expensed, as such costs are not material in amount.

    (e)  LOANS HELD FOR SALE

         Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or fair value. Net unrealized losses are recognized through a valuation allowance by charges to income. At September 30, 1998 and 1997, loans held for sale totaled $526,000 and $466,000 respectively.

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

    (h)  STOCK IN FEDERAL HOME LOAN BANK (FHLB)

         The Association is a member of the FHLB system. As a member, the Association is required to purchase and hold stock in the FHLB of Des Moines in an amount equal to the greater of (a)E1% of unpaid residential loans at the beginning of each year, (b) 5% of FHLB advances, or (c)E.3% of total assets. The Association's investment in such stock is recorded at cost.

    (i)  INCOME TAXES

         Deferred tax assets and liabilities are recognized for the future tax consequences attributable to the difference between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.



                                                                     (Continued)

                 CAMERON FINANCIAL CORPORATION AND SUBSIDIARY

                  Notes to Consolidated Financial Statements

                          September 30, 1998 and 1997

    (j)  EARNINGS PER SHARE

         The Company adopted Statement of Financial Accounting Standards (SFAS) No. 128, Earnings Per Share, in 1998. Pursuant to SFAS No. 128, the Company has presented basic and diluted earnings per share. Basic earnings per share exclude dilution and is computed by dividing net income by the weighted average number of common shares outstanding. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. All previous periods have been restated to conform to the requirement of SFAS No. 128.

         The shares used in the calculation of basic and diluted earnings per share are shown below:


                                             For the years ended September 30,
                                             -------------------------------
                                                1998      1997       1996
                                             ---------  ---------  ---------

  Average basic common shares outstanding    2,370,540  2,534,098  2,740,759
  Common stock equivalents - stock options      45,021     20,564         --
                                             ---------  ---------  ---------

  Average diluted common shares outstanding  2,415,561  2,554,662  2,740,759
                                             =========  =========  =========


    (k)  USE OF ESTIMATES

         Management of the Association has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

    (l)  NEW ACCOUNT PRONOUNCEMENTS

         In June 1997, the Financial Accounting Standards Board (FASB) issued SFAS No. 130, Reporting Comprehensive Income, which requires entities presenting a complete set of financial statements to include details of comprehensive income that arise in the reporting period. Comprehensive income consists of net earnings or loss for the current period and other comprehensive income--expenses, gains, and losses that bypass the statement of earnings and are reported in a separate component of equity, i.e., unrealized gains and losses on certain investment securities. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997.

         The FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, in June 1998. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. This statement is effective for all fiscal quarters of fiscal years beginning after June 15, 1999.


                                                                     (Continued)

                 CAMERON FINANCIAL CORPORATION AND SUBSIDIARY

                  Notes to Consolidated Financial Statements

                          September 30, 1998 and 1997

    Management believes that the adoption of these accounting standards will not significantly affect the Company's consolidated financial statements.


 (3)  INVESTMENT SECURITIES

    A summary, by maturity dates, of investment securities held-to-maturity at SeptemberE30, 1998 follows:

                                                                        Gross              Gross           Estimated
                                                  Amortized          unrealized          unrealized           FAIR
                                                     cost               gains              losses            VALUE
                                               --------------     ---------------     --------------    --------------
United States government and
  agency obligations maturing
  in less than   one year                      $    4,994,000              29,000                 --         5,023,000
United States government and
  agency obligations maturing
  after one year but within five
  years                                             8,995,000             100,000                 --         9,095,000
United States government and
  agency obligations maturing
  after five years but within ten
  years                                             1,500,000               6,000                 --         1,506,000
Privately issued bonds maturing in
  2002                                                813,000              30,000                 --           843,000
                                               --------------     ---------------     --------------    --------------
         Total                                 $   16,302,000             165,000                 --        16,467,000
                                               ==============     ===============     ==============    ==============

    A summary, by maturity dates, of investment securities held-to-maturity at SeptemberE30, 1997 follows:

                                                                        Gross               Gross           Estimated
                                                   Amortized          unrealized         unrealized            FAIR
                                                     cost               gains              losses             VALUE

                                               ---------------     --------------     --------------     --------------

United States government and
  agency obligations maturing
  in less than   one year                      $     3,483,000             14,000             (7,000)         3,490,000
United States government and
  agency obligations maturing
  after one year but within five
  years                                              9,481,000             51,000            (19,000)         9,513,000
Privately issued bonds maturing in
  2005                                                 908,000                 --                 --            908,000
                                               ---------------     --------------     --------------     --------------
         Total                                 $    13,872,000             65,000            (26,000)        13,911,000
                                               ===============     ==============     ==============     ==============



                                                                     (Continued)

                 CAMERON FINANCIAL CORPORATION AND SUBSIDIARY

                  Notes to Consolidated Financial Statements

                          September 30, 1998 and 1997

 (4)  LOANS RECEIVABLE

      Loans receivable at September 30 are summarized as follows:

                                                                1998                  1997
                                                        -----------------     -----------------

Residential real estate loans:
  One- to four-family                                   $     133,890,000           123,390,000
  Multifamily                                                   2,943,000             4,226,000
  Held for sale                                                   526,000               466,000
Construction loans, primarily single family                    45,654,000            51,447,000
Land                                                           11,059,000             8,257,000
Commercial real estate                                          3,243,000             3,403,000
Consumer loans                                                  9,241,000             8,709,000
                                                        -----------------     -----------------

        Total loans receivable                                206,556,000           199,898,000

Less:
  Loans in process                                             19,730,000            20,679,000
  Deferred loans fees, net                                        700,000               805,000
  Allowance for loan losses                                     1,521,000             1,624,000
                                                        -----------------     -----------------

                                                        $     184,605,000           176,790,000
                                                        =================     =================

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

    The Association makes contractual commitments to extend credit which are subject to the Association's credit monitoring procedures. At SeptemberE30, 1998, the Association was committed to originate loans receivable aggregating approximately $7,185,000, including fixed-rate loan commitments of approximately $4,871,000 with interest rates ranging from 6.375% to 9.5%. At September 30, 1998, commitments to sell loans were $526,000. There were no commitments to buy loans.

    At SeptemberE30, 1998 and 1997, the Association had loans of $597,000 and $604,000, respectively, to various directors, officers and their families. During 1998, $168,000 of new loans were made and repayments totaled $175,000. These loans are made subject to the same interest rates and underwriting standards used to originate loans to other borrowers of the Association.


                                                                     (Continued)

                 CAMERON FINANCIAL CORPORATION AND SUBSIDIARY

                  Notes to Consolidated Financial Statements

                          September 30, 1998 and 1997


    The following is a summary of activity in the allowance for loan losses for the years ended September 30:

                                                 1998                1997                1996
                                           --------------      -------------      ---------------

Balance at beginning of year               $    1,624,000          1,353,000              994,000
Provision for loan losses                         (76,000)           285,000              368,000
Charge-offs, net of recoveries                    (27,000)           (14,000)              (9,000)
                                           --------------      -------------      ---------------

Balance at end of year                     $    1,521,000          1,624,000            1,353,000
                                           ==============      =============      ===============

    Loans delinquent ninety days or more at September 30, 1998 and 1997 were approximately $3,136,000 and $1,010,000, respectively, including nonaccrual loans of approximately $1,799,000 and $372,000, respectively. Interest that would have been recognized on nonaccrual loans under their original terms but for which an allowance has been established amounted to $92,000 and $21,000 at SeptemberE30, 1998 and 1997, respectively. The amount that was included in income on such loans was $62,000 and $13,000 for the years ended September 30, 1998 and 1997, respectively. Impaired loans, exclusive of nonaccrual loans, were insignificant in amount.

 (5)  OFFICE PROPERTIES AND EQUIPMENT

      At SeptemberE30, 1998 and 1997, office properties and equipment consisted of the following:

                                                      1998               1997
                                               ---------------     -------------

Land                                           $     1,270,000         1,278,000
Buildings and improvements                           5,655,000         4,736,000
Furniture, fixtures, and equipment                   1,479,000           649,000
Construction in progress                                    --            22,000
                                               ---------------     -------------

                                                     8,404,000         6,685,000

Less accumulated depreciation                          543,000           279,000
                                               ---------------     -------------

                                               $     7,861,000         6,406,000
                                               ===============     =============


    The Association completed construction on its new home office building in Cameron, Missouri in June 1997. Total cost of the new building was $4,619,000. In January 1997, the Company purchased a parcel of land for $850,000 in Liberty, Missouri for the purpose of building a branch office, which the Association leases as a branch location, and for the development and sale of the adjoining lots. The construction costs of the new branch, which was completed in August 1998, were $1,124,000.


                                                                     (Continued)

                 CAMERON FINANCIAL CORPORATION AND SUBSIDIARY

                  Notes to Consolidated Financial Statements

                          September 30, 1998 and 1997


 (6)  SAVINGS DEPOSITS

      Savings deposits at SeptemberE30, 1998 and 1997 are summarized as follows:

                                                                              1998                               1997
                                                               -------------------------------      ---------------------------
                                                 Rate                  Amount        Percent            Amount        Percent
                                           ------------        -----------------  ------------      ------------    -----------
  Balance by interest rate:
      NOW and super NOW accounts                0-3.00%            $  7,583,000          5.5%       $  4,362,000          3.4%
      Passbook accounts                           3.25               10,777,000          7.9          12,022,000          9.3
      Money market demand accounts           3.00-4.89                8,971,000          6.6           5,871,000          4.6
                                                                  --------------     --------       -------------  ------------

                                                                     27,331,000         20.0          22,255,000         17.3
                                                                  --------------     --------       -------------  ------------

      Certificate accounts                      0-3.99                   5,000            --               4,000           --
                                             4.00-4.99                 153,000            .1             208,000           .2
                                             5.00-5.99              68,591,000          50.3          59,302,000         46.1
                                             6.00-6.99              33,201,000          24.3          39,118,000         30.3
                                             7.00-7.99               5,329,000           3.9           5,844,000          4.5
                                             8.00-8.99               1,834,000           1.3           1,868,000          1.5
                                                  9.00                 178,000            .1             172,000           .1
                                                                  --------------     --------       -------------  ------------

                                                                   109,291,000          80.0         106,516,000         82.7
                                                                  --------------     --------       -------------  ------------

                                                                  $136,622,000         100.0%       $128,771,000        100.0%
                                                                  ==============     ========       =============  ============

  Weighted average interest rate on
      savings deposits at September 30                                                   5.35%                           5.49%
                                                                                     ========                      ============

                                                                               1998                              1997
                                                                  ---------------------------       ---------------------------
                                                                     Amount           Percent          Amount         Percent
                                                                  --------------     --------       -------------  ------------

Contractual maturity of certificate accounts:
  Under 12 months                                                 $ 57,496,000          52.6%       $ 58,586,000         55.0%
  12 to 24 months                                                   13,452,000          12.3          12,741,000         12.0
  24 to 36 months                                                    6,495,000           6.0           6,563,000          6.2
  36 to 48 months                                                    4,059,000           3.7           3,449,000          3.2
  48 to 60 months                                                    6,274,000           5.7           3,660,000          3.4
  Over 60 months                                                    21,515,000          19.7          21,517,000         20.2
                                                                  ------------         -----        ------------        -----

                                                                  $109,291,000         100.0        $106,516,000        100.0
                                                                  ============         =====        ============        =====


                                                                     (Continued)

                 CAMERON FINANCIAL CORPORATION AND SUBSIDIARY

                  Notes to Consolidated Financial Statements

                          September 30, 1998 and 1997




    The components of interest expense on savings deposits are as follows for the years ended September 30:

                                                                    1998               1997               1996
                                                              --------------     --------------     --------------

NOW, super NOW, passbook, and money market                    $      810,000            696,000            691,000
Certificate accounts                                               6,344,000          5,887,000          5,801,000
                                                              --------------     --------------     --------------

                                                              $    7,154,000          6,583,000          6,492,000
                                                              ==============     ==============     ==============

    The aggregate amount of certificates of deposit with a minimum denomination of $100,000 was approximately $13,804,000 and $8,248,000 at SeptemberE30, 1998 and 1997, respectively. The amount by which individual certificates of deposit exceed $100,000 are not insured by the Federal Deposit Insurance Corporation (FDIC). The Association has pledged investment securities with an amortized cost of approximately $5,090,000 and $3,795,000 at SeptemberE30, 1998 and 1997, respectively, as additional security on certain certificate accounts.

 (7)  FHLB ADVANCES

      The Association had the following debt outstanding from the Federal Home Loan Bank of Des Moines at September 30, 1998:

$3,000,000 advance, interest at 6.070%, due January 1999                $      3,000,000
$1,000,000 advance, interest at 6.75%, due July 1999                           1,000,000
$2,000,000 advance, interest at 6.4%, due September 1999                       2,000,000
$2,000,000 advance, interest at 6.19%, due January 2000                        2,000,000
$5,000,000 advance, interest at 5.55%, due June 2000                           5,000,000
$1,000,000 advance, interest at 6.46%, due October 2000                        1,000,000
$1,250,000 advance, interest at 5.79%, due December 2000                       1,250,000
$1,000,000 advance, interest at 6.36%, due January 2001                        1,000,000
$1,000,000 advance, interest at 7.01%, due July 2001                           1,000,000
$2,000,000 advance, interest at 6.49%, due December 2001                       2,000,000
$1,000,000 advance, interest at 6.43%, due January 2002                        1,000,000
$1,000,000 advance, interest at 6.61%, due October 2002                        1,000,000
$1,000,000 advance, interest at 6.57%, due December 2002                       1,000,000
$8,000,000 advance, interest at 5.42%, due January 23, 2008                    8,000,000
$2,000,000 advance, interest at 5.13%, due April 30, 2008                      2,000,000
$2,000,000 advance, interest at 5.40%, due April 30, 2008                      2,000,000
$3,000,000 advance, interest at 5.63%, due April 30, 2008                      3,000,000
                                                                        ----------------

                                                                        $     37,250,000
                                                                        ================

    The advances from the FHLB are collateralized by first mortgage loans.


                                                                     (Continued)

                 CAMERON FINANCIAL CORPORATION AND SUBSIDIARY

                  Notes to Consolidated Financial Statements

                          September 30, 1998 and 1997


      Scheduled maturities of FHLB advances are as follows:

Year ending September 30,

1999                                    $      6,000,000
2000                                           9,250,000
2001                                           4,000,000
2002                                           3,000,000
2008                                          15,000,000
                                        ----------------

                                        $     37,250,000
                                        ================

 (8)  INCOME TAXES

      The components of income tax expense are as follows:

                                                      Federal             State             Total
                                                 --------------      ------------      -------------
Year ended September 30, 1998:
  Current                                        $      890,000           113,000          1,003,000
  Deferred                                              338,000            43,000            381,000
                                                 --------------      ------------      -------------

                                                 $    1,228,000           156,000          1,384,000
                                                 ==============      ============      =============

Year ended September 30, 1997:
  Current                                        $    1,355,000           134,000          1,489,000
  Deferred                                               42,000            33,000             75,000
                                                 --------------      ------------      -------------

                                                 $    1,397,000           167,000          1,564,000
                                                 ==============      ============      =============

Year ended September 30, 1996:
  Current                                        $    1,440,000           177,000          1,617,000
  Deferred                                             (351,000)          (52,000)          (403,000)
                                                 --------------      ------------      -------------

                                                 $    1,089,000           125,000          1,214,000
                                                 ==============      ============      =============

     The reasons for the differences between the effective tax rates and the expected federal income tax rate of 34% are as follows:

                                                            Percentage of earnings
                                                             before income taxes
                                               ----------------------------------------------
                                                     1998             1997            1996
                                               -------------      -----------     -----------

Expected federal income tax rate                        34.0%            34.0            34.0
State taxes, net of federal tax benefit                  2.7              2.6             2.3
Other, net                                               0.9              1.8             0.1
                                               -------------      -----------     -----------

        Effective income tax rate                       37.6%            38.4            36.4
                                               =============      ===========     ===========


                                                                     (Continued)

                 CAMERON FINANCIAL CORPORATION AND SUBSIDIARY

                  Notes to Consolidated Financial Statements

                          September 30, 1998 and 1997


    Temporary differences which give rise to a significant portion of deferred tax assets and liabilities at SeptemberE30, 1998 and 1997 are as follows:

                                                                                     1998                1997
                                                                               --------------      --------------

Accrued compensation                                                           $      298,000             305,000
Allowance for loan losses                                                             506,000             548,000
Other                                                                                  53,000               8,000
                                                                               --------------      --------------

        Deferred income tax asset                                                     857,000             861,000
                                                                               --------------      --------------

Loan origination fees, net of deferred costs                                         (209,000)            (40,000)
FHLB dividends                                                                       (186,000)           (186,000)
Accrued and prepaid expenses                                                          (20,000)            (12,000)
Federal and state taxes related to reversing temporary differences                     (8,000)            (56,000)
Accrued interest on loans originated prior to September 25, 1985                      (14,000)            (18,000)
Depreciation of fixed assets                                                         (265,000)            (13,000)
                                                                               --------------      --------------

        Deferred income tax liability                                                (702,000)           (325,000)
                                                                               --------------      --------------

        Net deferred income tax asset, included in other
          assets                                                               $      155,000             536,000
                                                                               ==============      ==============

    There was no valuation allowance for deferred tax assets at September 30, 1998 or 1997. Management believes that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets.

    Prior to 1996, savings institutions that met certain definitional tests and other conditions prescribed by the Internal Revenue Code were allowed to deduct, within limitations, a bad debt deduction under either of two alternative methods: (i) a deduction based on a percentage of taxable income (most recently 8%), or (ii) a deduction based upon actual loan loss experience (the Experience Method). On August 20, 1996, the President signed the Small Business Job Protection Act (the Act) into law. The Act repealed the bad debt deduction based on a percentage of taxable income effective for taxable years beginning after December 31, 1995. The Association, therefore, will be limited to the use of the bad debt deduction computed under the Experience Method for its year ended September 30, 1998, the first period affected by the Act. The Association's base year tax bad debt reserve balance of approximately $4.6 million as of September 30, 1998, will, in future years, be subject to recapture in whole or in part upon the occurrence of certain events, such as a distribution to stockholders in excess of the Association's current and accumulated earnings and profits, a redemption of shares or upon a partial or complete liquidation of the Association. The Association does not intend to make distributions to stockholders that would result in recapture of any portion of its base year bad debt reserve. Since management intends to use the reserve only for the purpose for which it was intended, a deferred tax liability of approximately $1.6 million has not been recorded.


                                                                     (Continued)

                 CAMERON FINANCIAL CORPORATION AND SUBSIDIARY

                  Notes to Consolidated Financial Statements

                          September 30, 1998 and 1997


 (9)  BENEFIT PLANS

      PENSION AND RETIREMENT PLANS

    The Association has a supplemental retirement plan to provide members of the Board of Directors with supplemental retirement, disability, and death benefits. The Plan provides benefits for directors or their beneficiaries after they have completed service to the Association. The annual benefits are equal to the number of years of service on the board times $500, paid monthly for ten years following retirement. Expense under the plan for the years ended SeptemberE30, 1998, 1997, and 1996 amounted to $40,000, $32,000, and $29,000, respectively. The Association purchased life insurance policies to fund its obligations under the plan in October 1994, which are included in other assets.

    EMPLOYEE STOCK OWNERSHIP PLAN (ESOP)

    All employees meeting age and service requirements are eligible to participate in an ESOP. Under the terms of the ESOP, contributions are allocated to participants using a formula based upon compensation. Participants vest over five years.

    In connection with the conversion described in note 1, the ESOP purchased 242,154 shares of Company common stock. The remaining unamortized cost of such shares purchased is reflected as unearned employee benefits in the accompanying consolidated balance sheet. For the years ended September 30, 1998, 1997, and 1996, 27,226, 28,215, and 30,605 shares were allocated to participants, respectively. The fair value of such shares, $527,000, $466,000, and $425,000, respectively, were charged to expense. The fair value of the remaining 131,742 unallocated shares at September 30, 1998, 1997, and 1996 aggregated $2,207,000, $3,060,000, and $2,761,000, respectively.

    STOCK OPTION AND RECOGNITION AND RETENTION PLAN

    Under the RRP, common stock aggregating 121,077 shares may be awarded to certain officers and directors of the Company or the Association. In January 1996, the Company awarded 95,675 shares with a market value of $1,399,000. These shares have been reflected as unearned employee benefits in the accompanying consolidated balance sheets. Participants vest over five years. As the awards vest, they are reflected as compensation expense. The amortization of the RRP awards during 1998 and 1997 was $309,000 and $274,000, respectively. The unamortized cost of the RRP awards at September 30, 1998 and 1997 was $623,000 and $932,000, respectively.

    Under the stock option plan, options to acquire 302,692 shares of the Company's common stock may be granted to certain officers and directors of the Company or the Association. In January 1996, the Company awarded options to acquire 186,323 shares of stock. The options enable the recipients to purchase stock at an exercise price equal to the fair market value of the stock at the date of the grant ($14.56). The options vest over the five years following the date of grant. No stock options were exercised by recipients during 1997 and 1996. During 1998, options to acquire 5,027 shares were exercised.



                                                                     (Continued)

                 CAMERON FINANCIAL CORPORATION AND SUBSIDIARY

                  Notes to Consolidated Financial Statements

                          September 30, 1998 and 1997


    The Company applies APB 25 and related interpretations in accounting for the stock option plan. Accordingly, no compensation expense has been recognized in the accompanying consolidated financial statements. SFAS No. 123 requires pro forma disclosures for companies that do not adopt its fair value method of accounting for stock-based employee compensation. Accordingly, the following pro forma information presents net income and earnings per share as if the fair value method required by SFAS No. 123 had been used to measure compensation cost for stock options granted.

                                                      1998             1997
                                                 -------------    -------------

Net income  as reported                          $   2,297,000        2,510,000
                                                 =============    =============

Net income  pro forma                            $   2,247,000        2,460,000
                                                 =============    =============

Basic earnings per share  as reported            $         .97              .99
                                                 =============    =============

Basic earnings per share  pro forma              $         .95              .96
                                                 =============    =============

    The fair value of options granted of $2.20 was estimated using the following weighted-average information: risk-free interest rate of 5.5%, expected life of four years, expected volatility of stock price of 6%, and expected dividends of 1.5% per year.

 (10) FEDERAL DEPOSIT INSURANCE PREMIUMS

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

 (11) REGULATORY CAPITAL REQUIREMENTS

    The Financial Institution Reform, Recovery and Enforcement Act of 1989 (FIRREA) and the capital regulations of the OTS promulgated thereunder require institutions to have a minimum regulatory tangible capital equal to 1.5% of total assets, a minimum 4% leverage capital ratio and a minimum 8% risk-based capital ratio. These capital standards set forth in the capital regulations must generally be no less stringent than the capital standards applicable to national banks. FIRREA also specifies the required ratio of housing-related assets in order to qualify as a savings institution.


                                                                     (Continued)

                 CAMERON FINANCIAL CORPORATION AND SUBSIDIARY

                  Notes to Consolidated Financial Statements

                          September 30, 1998 and 1997


    The Federal Deposit Insurance Corporation Improvement Act of 1991 (FDICIA) established additional capital requirements which require regulatory action against depository institutions in one of the undercapitalized categories defined in implementing regulations. Institutions such as the Association, which are defined as well capitalized, must generally have a leverage (core) capital ratio of at least 5%, a Tier 1 risk-based capital ratio of at least 6%, and a total risk-based capital ratio of at least 10%. FDICIA also provides for increased supervision by federal regulatory agencies, increased reporting requirements for insured depository institutions and other changes in the legal and regulatory environment for such institutions.

    The Association met all regulatory capital requirements at September 30, 1998, 1997, and 1996. The Association's actual and required capital amounts and ratios as of September 30, 1998 were as follows:

                                                                                                               To be well
                                                                                                           capitalized under
                                                                             For capital                   prompt corrective
                                              Actual                      adequacy purposes                action provisions
                                    ---------------------------      ----------------------------      ---------------------------
                                        Amount         Ratio             Amount          Ratio             Amount          Ratio
                                    ---------------   ---------      ----------------  ----------      ------------      ---------
  Tangible capital
      (to tangible assets)          $  34,826,000      16.23%        $    3,219,000    $  1.50%                 --             -- %
  Tier I leverage (core) capital
      (to adjusted tangible assets)    34,826,000      16.23              8,584,000       4.00          10,730,000           5.00
  Risk-based capital
      (to risk-weighted assets)        36,344,000      24.83             11,709,000       8.00          14,636,000          10.00
  Tier I leverage risk-based capital
      (to risk-weighted assets)        34,826,000      23.79                    --          --           8,782,000           6.00
                                    ===============   =========      ================  ==========      ============      =========

 (12) FAIR VALUE OF FINANCIAL INSTRUMENTS

    SFAS No. 107, Disclosures About Fair Value of Financial Instruments, and SFAS No. 119, Disclosures About Derivative Financial Instruments and Fair Value of Financial Instruments, require disclosure of estimated fair values of financial instruments, both assets and liabilities recognized and not recognized in the consolidated financial statements. Fair value estimates have been made as of September 30, 1998 based on then current economic conditions, risk characteristics of the various financial instruments, and other subjective factors.

    The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate that value:

       Cash and Cash Equivalents and Certificates of Deposit

       The carrying amounts approximate fair value because of the short maturity of these instruments.

                                                                     (Continued)

                 CAMERON FINANCIAL CORPORATION AND SUBSIDIARY

                  Notes to Consolidated Financial Statements

                          September 30, 1998 and 1997


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

       Loans Receivable

       The fair values of loans receivable are estimated using the option-based approach. Cash flows consist of scheduled principal, interest, and prepaid principal. Loans with similar characteristics were aggregated for purposes of these calculations.

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


                                                                     (Continued)

                 CAMERON FINANCIAL CORPORATION AND SUBSIDIARY

                  Notes to Consolidated Financial Statements

                          September 30, 1998 and 1997


    Fair value estimates of the Association's financial instruments as of September 30, 1998 are set forth below:

                                                                       Carrying              Estimated
                                                                        amount              fair value
                                                                  -----------------     -----------------

Cash and cash equivalents and certificates of deposit             $       7,719,000             7,719,000
                                                                  =================     =================

Investment securities                                             $      16,302,000            16,467,000
                                                                  =================     =================

Mortgage-backed securities                                        $           7,000                 7,000
                                                                  =================     =================

Loans receivable, net of loans in process                         $     184,605,000           186,725,000
                                                                  =================     =================

Accrued interest receivable                                       $       1,575,000             1,575,000
                                                                  =================     =================

Stock in the FHLB                                                 $       2,013,000             2,013,000
                                                                  =================     =================

Deposits:
  Money market and NOW deposits                                   $      16,554,000            16,554,000
  Passbook accounts                                                      10,777,000            10,777,000
  Certificate accounts                                                  109,291,000           112,130,000
                                                                  -----------------     -----------------

         Total deposits                                           $     136,622,000           139,461,000
                                                                  =================     =================

FHLB advances                                                     $      37,250,000            38,123,000
                                                                  =================     =================

Accrued interest payable                                          $         180,000               180,000
                                                                  =================     =================

    LIMITATIONS

    Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Association's entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Association's financial instruments, fair value estimates are based on judgments regarding future loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates. Fair value estimates are based on existing balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments.

                                                                     (Continued)

                 CAMERON FINANCIAL CORPORATION AND SUBSIDIARY

                  Notes to Consolidated Financial Statements

                          September 30, 1998 and 1997


 (13) PARENT COMPANY CONDENSED FINANCIAL STATEMENTS

                           CONDENSED BALANCE SHEETS
                          SEPTEMBER 30, 1998 AND 1997

                                                                              1998                 1997
                                                                      ---------------      ----------------

Cash and cash equivalents                                             $     2,924,000             2,143,000
Investment securities held-to-maturity                                      2,990,000             5,965,000
Investment in Association                                                  34,826,000            34,186,000
ESOP loan receivable                                                        1,453,000             1,695,000
Office properties and equipment, net                                        1,993,000               872,000
Accrued interest receivable                                                    27,000                49,000
Other                                                                         (42,000)               15,000
                                                                      ---------------      ----------------

        Total assets                                                  $    44,171,000            44,925,000
                                                                      ===============      ================

Dividends payable                                                     $       150,000               179,000
Other liabilities                                                             548,000                79,000
                                                                      ---------------      ----------------

        Total liabilities                                                     698,000               258,000

Stockholders' equity                                                       43,473,000            44,667,000
                                                                      ---------------      ----------------

        Total liabilities and stockholders' equity                    $    44,171,000            44,925,000
                                                                      ===============      ================

                          CONDENSED INCOME STATEMENTS
                    YEARS ENDED SEPTEMBER 30, 1998 AND 1997

                                                                              1998                1997
                                                                       ---------------      --------------

Dividend income                                                        $     2,128,000           1,652,000
Interest income                                                                565,000             753,000
Expense                                                                       (293,000)           (414,000)
                                                                       ---------------      --------------

        Income before equity in undistributed
           earnings of the Association                                       2,400,000           1,991,000

Equity in undistributed earnings of the Association                           (103,000)            519,000
                                                                       ---------------      --------------

        Net income                                                     $     2,297,000           2,510,000
                                                                       ===============      ==============

                                                                     (Continued)

                 CAMERON FINANCIAL CORPORATION AND SUBSIDIARY

                  Notes to Consolidated Financial Statements

                          September 30, 1998 and 1997


                      Condensed Statements of Cash Flows
                    Years ended September 30, 1998 and 1997

                                                                               1998                  1997
                                                                       ----------------      ----------------

Cash provided by operations:
  Net earnings                                                         $      2,297,000             2,510,000
  Depreciation and amortization                                                 (29,000)              (21,000)
  Change in accrued interest receivable                                          22,000               (49,000)
  Change in other assets                                                         57,000                82,000
  Change in other liabilities                                                   469,000                38,000
  Undistributed earnings of subsidiary, net                                     103,000              (519,000)
                                                                       ----------------      ----------------

        Cash provided by operations                                           2,919,000             2,041,000
                                                                       ----------------      ----------------

Cash used by investing activities:
  Proceeds from ESOP note receivable                                            242,000               242,000
  Purchase of office properties and equipment                                (1,121,000)             (872,000)
  Maturities of investment securities held-to-maturity                        3,000,000             3,500,000
                                                                       ----------------      ----------------

        Cash provided by investing activities                                 2,121,000             2,870,000
                                                                       ----------------      ----------------

Cash provided by (used in) financing activities:
  Purchase of treasury stock                                                 (3,666,000)           (4,699,000)
  Dividends paid                                                               (666,000)             (699,000)
  Issuance of common stock under stock option plan                               73,000                    --
                                                                       ----------------      ----------------

        Cash used in financing activities                                    (4,259,000)           (5,398,000)
                                                                       ----------------      ----------------

        Net (decrease) increase in cash                                $        781,000              (487,000)
                                                                       ================      ================

Cash and cash equivalents at beginning of period                       $      2,143,000             2,630,000
                                                                       ================      ================

Cash and cash equivalents at end of period                             $      2,924,000             2,143,000
                                                                       ================      ================

    Dividends paid by the Company are primarily provided through Association dividends paid to the Company. At September 30, 1998, the Company had declared dividends of $160,000 which had not been paid as of year-end. During 1998, the Association paid dividends of $2,128,000 to the Company.

                            STOCKHOLDER INFORMATION
                            -----------------------

Annual Meeting
--------------

The Annual Meeting of Stockholders will be held at 4:00 p.m., Cameron, Missouri time, on January 25, 1999, in the Community Room of The Cameron Savings & Loan Association, F.A., 1304 North Walnut Street, Cameron, Missouri 64429.

STOCK LISTING
-------------

Cameron Financial Corporation common stock is traded on the National Association of Securities Dealers, Inc. National Market under the symbol "CMRN."

PRICE RANGE OF COMMON STOCK
---------------------------

The per share price range of the common stock for each quarter during the last three years was as follows:

  FISCAL YEAR 1996            High           Low              Dividends
--------------------       ----------     ----------        --------------
First Quarter              $  14.75          13.50                .07
Second Quarter                15.25          13.75                .07
Third Quarter                 14.50          13.50                .07
Fourth Quarter                15.25          13.50                .07

FISCAL YEAR 1997
--------------------

First Quarter                 16.25          14.50                .07
Second Quarter                17.00          15.50                .07
Third Quarter                 18.00          15.50                .07
Fourth Quarter                19.50          17.00                .07

FISCAL YEAR 1998
--------------------

First Quarter                 21.25          18.50                .07
Second Quarter                21.00          19.13                .07
Third Quarter                 23.00          18.63                .07
Fourth Quarter                17.75          15.25                .07

A $.07 per share dividend was declared by the Board of Directors on September 17, 1998, payable October 26, 1998 to stockholders of record on October 9, 1998. The stock price information set forth in the table above was provided by the National Association of Securities Dealers, Inc., Automated Quotation System.

At December 11, 1998, there were 2,215,732 shares of Cameron Financial Corporation common stock issued and outstanding (including unallocated ESOP shares) and there were 591 registered holders of record.

SHAREHOLDERS AND GENERAL INQUIRIES            Transfer Agent

David G. Just, President                      Registrar and Transfer Co.
Cameron Financial Corporation                 10 Commerce Drive
1304 North Walnut Street                      Cranford, New Jersey 07016
Cameron, Missouri 64429
(816) 632-2154

ANNUAL AND OTHER REPORTS
------------------------

A copy of Cameron Financial Corporation's Annual Report on Form 10-K for the year ended September 30, 1998, as filed with the Securities and Exchange Commission, may be obtained without charge by contacting David G. Just, President and Chief Executive Officer, Cameron Financial Corporation, 1304 North Walnut Street, Cameron, Missouri 64429.


                             CORPORATE INFORMATION
                             ---------------------

Company and Association Address

1304 North Walnut Street                              Telephone:  (816) 632-2154
Cameron, Missouri 64429                               Fax:  (816) 632-2157

DIRECTORS OF THE BOARD

Harold D. Lee                                         William J. Heavner
     Chairman of Cameron Financial                      Owner, Red X Motors
       Corporation, and
     The Cameron Savings and Loan                     Jon N. Crouch
       Association, F.A.                                Manager, Cameron Memorial Airport
     Retired Owner, Lee Auto & Tractor                  Owner, Crouch Aviation
       NAPA Dealership                                  Retired Frontier and Continental
                                                          Airlines Captain
David G. Just
     President of Cameron Financial                   William F. Barker, DDS
       Corporation and                                  Owner, Barker Dental Clinic
     The Cameron Savings & Loan
       Association, F.A.                              Dennis E. Marshall
                                                        Farmer
Kennith R. Baker
     Agent, State Farm Insurance

CAMERON FINANCIAL CORPORATION EXECUTIVE OFFICERS

David G. Just                                         Ronald W. Hill
     President and Chief Executive Officer              Vice President and Treasurer

THE CAMERON SAVINGS & LOAN ASSOCIATION, F.A. EXECUTIVE OFFICERS

David G. Just                                         Ronald W. Hill
     President and Chief Executive Officer              Vice President and Treasurer

Stephen D. Hayward                                    Earl T. Frazier
     Vice-President, Director of Lending,               Manager, Liberty Loan Department
       Manager, Liberty Branch Office

INDEPENDENT AUDITORS                                  Special Counsel

KPMG Peat Marwick LLP                                 Luse, Lehman, Gorman, Pomerenk & Schick, PC
1000 Walnut, Suite 1600                               5335 Wisconsin Avenue, N.W.
Post Office Box 13127                                 Suite 400
Kansas City, Missouri 64199                           Washington, D.C. 20015