Form 10-K, Exhibit 13
period 1999-09-30
CAMERON FINANCIAL CORP /DE/
filed 1999-12-29
CIK 934884

CAMERON FINANCIAL CORPORATION




                                      1999



                                     ANNUAL



                                     REPORT






                               [GRAPHIC-CFC LOGO]

                                Table of Contents



                                                                            Page

President's Message                                                           1

General Information                                                           2

Selected Consolidated Financial Information and Other Data of the Company     3

Management's Discussion and Analysis of Financial Condition and
     Results of Operations                                                    5

Consolidated Financial Statements                                            18

Stockholder Information                                                      43

Corporate Information                                                        44

                   [LETTERHEAD CAMERON FINANCIAL CORPORATION]
        Holding Company for The Cameron Savings & Loan Association, F.A.
--------------------------------------------------------------------------------
                                                               December 28, 1999

     To Our Stockholders:


     The Board of Directors, management, and staff of Cameron Financial Corporation and its wholly owned subsidiary, The Cameron Savings & Loan Association, F.A., are pleased to present our fifth annual report.

     The fiscal year ended September 30, 1999 was eventful. The Association completed its second full year in the new home office building in Cameron and its first full year in the new full-service branch office in Liberty, Missouri. The Cameron Savings and Loan Service Corporation's Specialized Investments Division, a full-service brokerage office, also completed its first year. These events have positioned the Association for future growth opportunities.

     The 1999 fiscal year was also filled with challenges. Declining interest rates with narrowing spreads, the related mortgage refinancing activity, the additional overhead of a new office, the startup costs of a new venture, preparation for the Year 2000 event, and conversion from an out-sourced data processing to an in-house system all contributed to a reduction of net earnings to $1.9 million from $2.3 million reported the previous year. Diluted earnings per share were $0.95 for both fiscal 1999 and fiscal 1998. During the fiscal year, 298,553 shares of Cameron Financial Corporation common stock were repurchased. Growth accelerated during the year. Assets increased $40 million to nearly $262 million, net loans receivable increased more than $37 million to nearly $222 million, and deposits increased over $7 million to nearly $144 million.

     The Association has made its preparation for Year 2000. Y2K mission critical areas were tested and renovated or replaced. Y2K and disaster contingency plans were updated and tested. Testing and updating are scheduled to continue through critical dates of the new millennium.

     Your Board and management remain committed to building strong shareholder value. The additional products and facilities that have been installed have come at a cost, but have also positioned the Association for opportunities in the future. We continue to be a financial institution that emphasizes financial relationships, and we are committed to our customers and to the communities we serve.

     Thank you for your investment in Cameron Financial Corporation. We are looking forward to a long and prosperous relationship.

                                                                Sincerely,

                                                                /s/David G. Just
                                                                ----------------
                                                                David G. Just
                                                                President
--------------------------------------------------------------------------------
                               1304 North Walnut
                                  P.O. Box 555
                               Cameron, MO 64429
                                 (816) 632-2154

                               GENERAL INFORMATION




Cameron Financial Corporation (the "Company") is a Delaware Corporation, which is the holding company for The Cameron Savings & Loan Association, F.A. (the "Association"). The Company was organized by the Association for the purpose of acquiring all of the capital stock of the Association in connection with the conversion of the Association from mutual to stock form, which was completed on March 31, 1995 (the "Conversion"). The only significant assets of the Company are the capital stock of the Association, the Company's loan to an employee stock ownership plan, the branch office building in Liberty, Missouri, and investment securities in United States government agency obligations. The business of the Company initially consists of the business of the Association.

The Association, which was originally chartered in 1887 as a Missouri-charted mutual savings and loan association, is headquartered in Cameron, Missouri. The Association amended its mutual charter to become a federal mutual savings and loan association in 1994. The Federal Deposit Insurance Corporation (FDIC) insures its deposits up to the maximum allowable amount. The Association serves the financial needs of its customers throughout northwestern Missouri through its main office located at 1304 North Walnut, Cameron, Missouri, and three branch offices located in Liberty, Maryville, and Mound City.

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

                   SELECTED CONSOLIDATED FINANCIAL INFORMATION
                          AND OTHER DATA OF THE COMPANY




Set forth below are selected consolidated financial and other data of the Company. The financial data is derived in part from, and should be read in conjunction with, the consolidated financial statements and notes thereto presented elsewhere in the Annual Report.

                                                                               At September 30,
                                                     ---------------------------------------------------------------------
                                                        1999          1998           1997           1996          1995
                                                     -----------   -----------    -----------    -----------   -----------
                                                                                (In thousands)
Selected financial condition data:
    Total assets                                   $    261,553       221,521        212,504        186,346       173,077
    Loans receivable, net                               221,909       184,605        176,790        154,444       129,740
    Investment securities                                18,543        16,309         13,882         18,310        26,490
    Cash and cash equivalents                             4,900         3,319          2,909          3,783         3,315
    Certificates of deposit in other financial
      institutions                                        1,200         4,400          7,600          2,500         8,611
    Savings deposits                                    143,737       136,622        128,771        123,108       121,280
    FHLB advances                                        71,101        37,250         35,250         12,250            --
    Total stockholders' equity                           40,624        43,473         44,667         46,815        48,727
                                                     ===========   ===========    ===========    ===========   ===========


                                                                           Year ended September 30,
                                                     ---------------------------------------------------------------------
                                                        1999          1998           1997           1996          1995
                                                     -----------   -----------    -----------    -----------   -----------
                                                                     (In thousands, except share information)
Selected operations data:
    Total interest income                          $     17,643        17,057         15,989         13,921        12,289
    Total interest expense                                9,992         9,404          8,179          6,679         6,317
                                                     -----------   -----------    -----------    -----------   -----------

             Net interest income                          7,651         7,653          7,810          7,242         5,972

Provision for loan losses                                    86           (76)           285            368           120
                                                     -----------   -----------    -----------    -----------   -----------

             Net income after provision
               for loan losses                            7,565         7,729          7,525          6,874         5,852
                                                     -----------   -----------    -----------    -----------   -----------

Loan fees and deposit service charges                       341           235            162            130           131
Gain (loss) on sales of investment
    securities                                                5            --             --             --            (4)
Other income                                                140           107             57             92           100
                                                     -----------   -----------    -----------    -----------   -----------

             Total noninterest income                       486           342            219            222           227
                                                     -----------   -----------    -----------    -----------   -----------

Total noninterest expense                                 4,909         4,390          3,670          3,772         2,503

             Earnings before income taxes                 3,142         3,681          4,074          3,324         3,576

Income taxes                                              1,205         1,384          1,564          1,214         1,272
                                                     -----------   -----------    -----------    -----------   -----------

             Net earnings                          $      1,937         2,297          2,510          2,110         2,304
                                                     ===========   ===========    ===========    ===========   ===========

Net earnings per share:
    Basic                                          $       0.95          0.97           0.99           0.77          0.83
    Diluted                                                0.95          0.95           0.98           0.77          0.83
                                                     ===========   ===========    ===========    ===========   ===========

(Footnotes on the following page)

                                                                  As of and for the year ended September 30,
                                                     ---------------------------------------------------------------------
                                                        1999          1998           1997           1996          1995
                                                     -----------   -----------    -----------    -----------   -----------
Selected financial ratios and other data:
    Performance ratios:
    Return on total assets (ratio of earnings
      to average total assets)                             0.83 %        1.05           1.25           1.20          1.45
    Return on equity (ratio of earnings to
      average equity)                                      4.71          5.11           5.48           4.43          6.62
    Interest rate spread (1):
      Average during period                                2.66          2.70           2.93           2.78          2.71
      End of period                                        2.46          2.57           2.62           2.71          2.35
    Net interest margin (2)                                3.46          3.69           4.08           4.23          3.84
    Dividend payout ratio                                 41.05         29.47          28.87          36.36          8.43
    Ratio of noninterest expense to average
      total assets                                         2.10          2.02           1.83           2.14          1.57
    Ratio of noninterest income to average
      total assets                                         0.21          0.16           0.11           0.13          0.14
    Ratio of average interest-earning assets
      to average interest-bearing liabilities            117.72        121.97         126.82         137.06        127.79
    Efficiency ratio (5)                                  60.37         54.91          45.71          50.54         40.35
                                                     ===========   ===========    ===========    ===========   ===========

Asset quality ratios:
    Nonperforming loans to total loans
      receivable at end of period                          0.10          1.52           0.58           0.84          0.92
    Allowance for loan losses to non-
      performing loans                                   628.24         48.50         139.04          91.54         74.46
    Allowance for loan losses to total loans
      receivable                                           0.65          0.74           0.81           0.77          0.69
    Nonperforming assets to total assets at
      end of period                                        0.10          1.42           0.56           0.83          0.77
    Classified assets to total assets (3)                  3.08          5.32           5.06           4.15          2.26
    Ratio of net charge-offs to average
      loans receivable                                    0.002         0.015          0.008          0.006         0.002
                                                     ===========   ===========    ===========    ===========   ===========

Capital ratios (4):
    Equity to total assets at end of period               15.53         19.59          21.03          25.12         28.15
    Average equity to average assets                      17.61         20.61          22.88          27.06         21.96
                                                     ===========   ===========    ===========    ===========   ===========

Other data:
    Number of full-service offices                            4             4              4              3             3
    Number of loan production offices                        --            --              1              1             1
    Real estate loan originations (in
      thousands)                                   $    123,602       105,220         95,088         92,606        64,257
                                                     ===========   ===========    ===========    ===========   ===========

(1) Interest rate spread represents the difference between weighted average yield on interest earning assets and the weighted average rate on interest-bearing liabilities.
(2) Net interest margin represents net interest income as a percentage of average interest-earning assets.
(3) Includes assets designated as Special Mention.
(4) For a discussion of the Association's regulatory capital ratios, see "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources."
(5) The efficiency ratio represents total noninterest expense divided by net interest income and total noninterest income, excluding gain on sale of investments.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS




This Annual Report on Form 10-K may contain certain forward-looking statements consisting of estimates with respect to the financial condition, results of operations, and business of the Company that are subject to various factors which could cause actual results to differ materially from these estimates. These factors include, but are not limited to, general economic conditions, changes in interest rates, deposit flows, loan demand, real estate values, and competition; changes in accounting principles, policies, or guidelines; changes in legislation or regulations; and other economic, competitive, governmental, regulatory, and technical factors affecting the Company's operations pricing, products, and services.

General

Cameron Financial Corporation ("Cameron Financial" and, with its subsidiary, the "Company") was formed in December 1994 by The Cameron Savings & Loan Association, F.A. (the "Association") to become the holding company of the Association. The acquisition of the Association by Cameron Financial was consummated on March 31, 1995 in connection with the Association's conversion from the mutual to stock form (the "Conversion"). All references to the Company prior to March 31, 1995, except where otherwise indicated, are to the Association and its subsidiary on a consolidated basis.

The Company's results of operations depend primarily on its level of net interest income, which is the difference between interest earned on interest-earning assets, consisting primarily of mortgage loans and other investments, and the interest paid on interest-bearing liabilities, consisting primarily of deposits and FHLB advances. Net interest income is a function of the  Company's  "interest  rate  spread,"  which is the  difference  between the average yield earned on interest-earning assets and the average rate paid on interest-bearing liabilities. The interest rate spread is affected by regulatory, economic, and competitive factors that influence interest rates, loan demand, and deposit flows. The Company, like other financial institutions, is subject to interest-rate risk to the degree that its interest-earning assets mature or reprice at different times, or on a different basis, than its interest-bearing liabilities. The Company's operating results are also affected by the amount of its noninterest income, including loan fees and service charges and other income, which includes commissions from sales by the Association's service corporation. In September 1988, the Association's service corporation started a full service brokerage service. This will allow the Association to compete more effectively with other financial services companies. Noninterest expense consists primarily of employee compensation, occupancy expense, data processing, federal insurance premiums, advertising, real estate-owned operations, and other expenses. The Company's operating results are significantly affected by general economic and competitive conditions, in particular, changes in market interest rates, government policies, and actions by regulatory authorities.

Financial Condition

Total assets increased $40.0 million, or 18.07%, to $261.6 million at September 30, 1999 from $221.5 million at September 30, 1998. The increase was primarily due to an increase of $37.3 million in net loans receivable and an $1.5 million increase in FHLB stock, which was funded by an increase in FHLB advances of $33.9 million and an increase of $7.1 million in savings deposits.

Net loans receivable increased by $37.3 million, or 20.21%, to $221.9 million at September 30, 1999 from $184.6 million at September 30, 1998 primarily due to a $26.4 million increase in one- to four-family permanent mortgage loans and a $7.2 million increase in consumer loans, net of loans in process. The increase in mortgage loans reflects $30.0 million and the increase in consumer loans reflects $7.2 million.

Investment securities, certificates of deposits in other financial institutions, and cash equivalents increased $615,000, or 2.56%, to $24.6 million at September 30, 1999 from $24.0 million at September 30, 1998.

Savings deposits increased $7.1 million, or 5.21%, to $143.7 million at September 30, 1999 from $136.6 million at September 30, 1998. Of the $7.1 million increase in deposits, $5.9 million, or 83.10%, occurred at the new branch office located in Liberty, Missouri, which opened in August 1998. FHLB advances increased $33.9 million, or 90.88%, to $71.1 million at September 30, 1999 from $37.3 million at September 30, 1998.

Total stockholders' equity decreased by $2.8 million, or 6.55%, to $40.6 million at September 30, 1999 from $43.5 million at September 30, 1998. Earnings for the year provided a $1.9 million increase, which was offset by the purchase of 298,553 shares of treasury stock for $4.6 million, the declaration of dividends of $772,000, and the amortization of the Recognition and Retention Plan (RRP) and unearned employee stock ownership plan (ESOP) shares, aggregating $631,000.

The Association's capital level exceeds all of the capital requirements imposed by federal law. The Office of Thrift Supervision (OTS) regulations generally provide that an institution before and after a proposed capital distribution remains well-capitalized and, like the Association has not been notified of a need for more than normal supervision, could, after prior notice, but without approval by OTS, make capital distributions during the calendar year of up to 100% of its net income to date during the calendar year plus retained net income for the two prior years. Any additional capital distribution would require prior regulatory approval.

The Association declared and paid dividends to the Company of $1,837,000 in fiscal year 1999. The Association has also notified OTS of its plan to declare an additional $364,000 dividend to Cameron Financial in December 1999. Those dividends approximate the Association's net income from July 1, 1998 through September 30, 1999. Those funds will be available to the Company to use for stock repurchases, dividends to the Company's shareholders, and for other corporate purposes.

Results of Operations

The Company's results of operations depend primarily on the level of net interest income and noninterest income and its control of operating expense. Net interest income depends upon the volume of interest-earning assets and interest-bearing liabilities and the interest rates earned or paid on them.

The Company's noninterest income consists primarily of underwriting fees on loans, fees charged on transaction accounts, and fees charged for delinquent payments received on mortgage and consumer loans. In addition, noninterest income is derived from activities of the Association's wholly owned subsidiary, which engages in the sale of various insurance and other investment products.

The schedule on the following page presents, for the periods indicated, the total dollar amount of interest income from average interest-earning assets and the resultant yields, as well as the total dollar amount of interest expense on average interest-bearing liabilities and resultant rates. The average yields include loan fees, which are considered adjustments to yield. The amount of interest income resulting from recognition of loan fees was $400,000, $516,000, and $490,000 for the years ended September 30, 1999, 1998 and 1997, respectively. No tax-equivalent adjustments were made. All average balances are monthly average balances. Management does not believe that the use of monthly balances instead of daily balances has caused a material difference in the information presented. Nonaccruing loans have been included as loans carrying a zero yield.

                                                                                    Years ended September 30,
                                                         ---------------------------------------------------------------------------
                                                                          1999                                  1998
                                                         ---------------------------------       -----------------------------------
                                                           Average     Interest   Interest         Average     Interest    Interest
                                                         outstanding    earned/     yield/       outstanding    earned/     yield/
                                                           balance       paid        rate          balance       paid        rate
                                                           -------       ----        ----          -------       ----        ----
                                                                                      (Dollars in thousands)

Interest-earning assets:
     Loans receivable (1)                                 $ 197,639      16,355       8.28 %      $ 180,671     15,523       8.59 %
     Investment securities                                   16,858         983       5.83           15,553        951       6.11
     Certificates of deposit                                  2,338         118       5.05            6,430        356       5.54
     Other interest bearing deposits                          2,147          35       1.63            2,531         97       3.83
     FHLB stock                                               2,393         152       6.35            1,936        130       6.71
                                                            --------    --------                   ---------   -------

                    Total interest-earning assets (1)       221,375      17,643       7.97          207,121     17,057       8.24
                                                                        --------    ------                     -------      -----

Noninterest earning assets                                   12,058                                  11,115
                                                          ---------                               ---------

                    Total average assets                  $ 233,433                               $ 218,236
                                                          =========                               =========

Passbook accounts                                         $  11,251         367       3.26        $  10,437        347       3.32
NOW and money market accounts                                20,070         707       3.52           14,234        465       3.27
Certificates                                                109,727       6,189       5.64          107,814      6,342       5.88
FHLB advances                                                47,005       2,729       5.81           37,327      2,250       6.03
                                                          ---------     -------                   ---------   --------

                    Total interest-bearing liabilities      188,053       9,992       5.31          169,812      9,404       5.54
                                                                        --------    ------                     --------     -----

Noninterest bearing liabilities                               4,262                                   3,141
                                                          ---------                               ---------

                    Total average liabilities             $ 192,315                               $ 172,953
                                                          =========                               =========

Net interest income                                                     $  7,651                               $  7,653
                                                                        ========                               ========
Net interest rate spread (2)                                                          2.66 %                                 2.70 %
                                                                                    =======                                 =====

Net interest-earning assets                               $  33,322                               $  37,309
                                                          =========                               =========
Net interest margin (3)                                                               3.46 %                                 3.69 %
                                                                                    =======                                ======
Average interest-earning assets to
     average interest-bearing liabilities                                117.72 %                                          121.97 %
                                                                        =======                                           =======

                                                            ------------------------------------
                                                                           1997
                                                            ------------------------------------
                                                              Average     Interest      Interest
                                                            outstanding    earned/       yield/
                                                              balance       paid          rate
                                                              -------       ----          ----
Interest-earning assets:
     Loans receivable (1)                                     $ 167,051    14,535         8.70
     Investment securities                                       15,707       976         6.21
     Certificates of deposit                                      5,036       285         5.66
     Other interest bearing deposits                              2,382        92         3.86
     FHLB stock                                                   1,454       101         6.95
                                                               ---------   -------

                    Total interest-earning assets (1)           191,630    15,989         8.34
                                                                           -------      -------

Noninterest earning assets                                        8,659
                                                              ---------

                    Total average assets                      $ 200,289
                                                              =========

Passbook accounts                                             $  10,834       346         3.19
NOW and money market accounts                                    12,498       348         2.78
Certificates                                                    101,596     5,889         5.80
FHLB advances                                                    26,173     1,596         6.10
                                                              ---------   -------

                    Total interest-bearing liabilities          151,101     8,179         5.41
                                                                          -------      -------

Noninterest bearing liabilities                                   3,356
                                                              ---------

                    Total average liabilities                 $ 154,457
                                                              =========

Net interest income                                                       $ 7,810
                                                                          =======
Net interest rate spread (2)                                                              2.93
                                                                                          ====

Net interest-earning assets                                  $   40,529
                                                             ==========
Net interest margin (3)                                                                   4.08
                                                                                         =====
Average interest-earning assets to
     average interest-bearing liabilities                                 126.82%
                                                                          ======

(1) Calculated net of deferred loan fees and discounts, loans in process, and loss reserves.
(2) Net interest rate spread represents the difference between the average yield on interest earning assets and the average rate on interest-bearing liabilities.
(3) Net interest margin represents net interest income divided by average interest-earning assets.

The following schedule presents the weighted average yields earned on loans, investments, and other interest-earning assets, and the weighted average rates paid on deposits and FHLB advances and the resultant interest-rate spread at the dates indicated.

                                                                                  At September 30,
                                                                -----------------------------------------------
                                                                    1999                 1998             1997
                                                                    ----                 ----             ----
Weighted average yield on:
     Loans receivable                                               7.80 %               8.35             8.54
     Investment securities                                          5.93                 6.04             6.07
     Certificates of deposit in other financial
         institution                                                5.45                 5.80             6.15
     Other interest-bearing deposits                                2.24                 4.89             4.95
     FHLB stock                                                     6.35                 6.75             7.00
                                                                    ----                 ----             ----
     Combined weighted average yield on
         interest-earning assets                                    7.68                 8.06             8.22
                                                                    ----                 ----             ----

Weighted average rate paid on:
     Passbook accounts                                              3.25                 3.26             3.25
     NOW and money market accounts                                  3.39                 3.58             3.16
     Certificates                                                   5.56                 5.87             5.96
     FHLB advances                                                  5.61                 5.88             6.02
                                                                    ----                 ----             ----
     Combined weighted average rate paid
         on interest-bearing liabilities                            5.22                 5.49             5.60
                                                                    ----                 ----             ----

                    Spread                                          2.46 %               2.57             2.62
                                                                    ====                 ====             ====

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

                                                                             Year ended September 30,
                                                       --------------------------------------------------------------------
                                                         1999 vs.1998                         1999 vs.1998
                                                           increase                             increase
                                                          (decrease)                           (decrease)
                                                            due to            Total              due to              Total
                                                       -----------------     increase      ------------------      increase
                                                      Volume       Rate     (decrease)     Volume        Rate     (decrease)
                                                      ------       ----     ----------     ------        ----     ----------
                                                                           (Dollars in thousands)
Interest-earning assets
     Loans receivable ...........................     $1,352        (520)        832       1,174        (186)        988
     Investment securities ......................         71         (39)         32         (10)        (15)        (25)
     Certificates of deposit in other ...........       (209)        (29)       (238)         77          (6)         71
     Other interest-bearing deposits ............        (12)        (50)        (62)          6          (1)          5
     FHLB stock .................................         28          (6)         22          32          (3)         29
                                                      ------      ------      ------      ------      ------      ------

                    Total interest-earning assets      1,230        (644)        586       1,279        (211)      1,068
                                                      ------      ------      ------      ------      ------      ------

Interest-bearing liabilities
     Passbook accounts ..........................         26          (6)         20         (13)         14           1
     NOW and money market accounts ..............        205          37         242          52          65         117
     Certificates ...............................        117        (270)       (153)        370          83         453
     FHLB advances ..............................        558         (79)        479         671         (17)        654
                                                      ------      ------      ------      ------      ------      ------

                    Total interest-bearing
                        liabilities .............        906        (318)        588       1,080         145       1,225
                                                      ------      ------      ------      ------      ------      ------

                    Net interest income .........     $  324        (326)         (2)        199        (356)       (157)
                                                      ======      ======      ======      ======      ======      ======

Comparison of Operating Results for the Years Ended September 30, 1999 and 1998

General. Net earnings for the year ended September 30, 1999 decreased by $360,000, or 15.67%, to $1.9 million, or $0.95 per diluted share, from $2.3 million, or $0.95 per diluted share, for the year ended September 30, 1998. The decrease was primarily due to a $2,000 decrease in net interest income, a $162,000 increase in the provision for loan losses, and a $519,000 increase in noninterest expense offset by a $144,000 increase in noninterest income and a decrease of $179,000 in income tax expense. For the years ended September 30, 1999 and 1998, the return on average assets was 0.83% and 1.05%, respectively, while the return on average equity was 4.71% and 5.11%, respectively.

Net Interest Income. Net interest income was unchanged at $7.6 million for both years ended September 30, 1999 and 1998. This reflects an increase of $586,000 in total interest income to $17.6 million from $17.1 million and an increase of $588,000 in total interest expense to $9.9 in fiscal 1999 million from $9.4 million in fiscal 1998. The increase in interest income was primarily due to an increase in the average balance of interest-earning assets offsetting a decrease in average yields on interest-earning assets. The increase in interest expense was due to an increase in the average balance of interest-bearing liabilities offsetting the decrease in the average rates paid on interest-bearing liabilities.

Interest Income. Interest income for the year ended September 30, 1999 increased $586,000 to $17.6 million from $17.1 million in 1998. Increased average balances of interest-earning assets generally offset decreased yields on those assets.

Interest income on loans increased $832,000, or 5.36%, to $16.4 million for the year ended September 30, 1999 from $15.5 million for the prior year. Interest income on investment securities, certificates of deposit, and other interest-bearing deposits decreased $246,000, or 16.04%, to $1.3 million from $1.5 million for the year ended September 30, 1998. Interest income on loans increased due to increased balances in loans offsetting decreased average yields. Interest income on investment securities, certificates of deposit, and other interest-bearing deposits decreased due to decreased average balances and decreased yields on those items.

Interest  Expense.  Interest  expense  for the year  ended  September  30,  1999 increased $588,000 to $9.9 million from $9.4 million for the year ended September 30, 1998. The increase was due to increased average balances outstanding on interest-bearing liabilities offsetting lower average rates on those items. Interest expense on FHLB advances and other borrowed money increased to $2.7 million for the year ended September 30, 1999 from $2.3 million for the prior year. Average balances outstanding of FHLB advances were $47.0 million in fiscal 1999 compared to $37.3 million in fiscal 1998.

Provision for Loan Losses. The Association maintains a program for establishing general loan loss reserves by classifying various components of the loan portfolio by potential risk. Management reviews the composition of the loan portfolio monthly and adjusts the valuation allowance. In addition, the Internal Auditor reviews the general valuation allowance on a quarterly basis and reports the findings to the Board of Directors. During the year ended September 30, 1999, the Association charged $86,000 against earnings as a provision for loan losses compared to a credit to earnings with a $76,000 negative provision for loan losses during the year ended September 30, 1998. The credit to earnings for fiscal 1998 was primarily due to a decrease in speculative construction loans. During fiscal 1998, speculative construction loans decreased $9.9 million to $30.3 million. During fiscal 1999, speculative construction loans decreased $6.1 million to $24.2 million. During fiscal 1999, land acquisition and development loans increased to $8.6 million from $3.3 million at September 30, 1998. In addition, the total loan portfolio increased to $246.0 million at September 30, 1999 from $206.6 million at September 30, 1998. The Association's allowance for loan losses were $1.6 million, or 0.65%, of total loans receivable at September 30, 1999 compared to 0.74% of total loans receivable at September 30, 1998. The fiscal 1999 charge-offs totaled $5,000 and the net charge-offs for fiscal 1998 were $27,000.

The Association had $2.2 million in loans classified as substandard, doubtful, or loss at September 30, 1999 compared to $3.5 million at September 30, 1998. The decrease was primarily due to a decrease in delinquent construction loans and increased collection efforts throughout the year.

Management will continue to monitor its allowance for loan losses and make future adjustments to the allowance through provisions for loan losses as economic conditions dictate. Although the Association maintains its allowance for loan losses at a level which it considers adequate to provide for potential losses, there can be no assurances that future losses will not exceed estimated amounts or that additional provisions for loan losses will not be required in future periods.

Noninterest income. For the year ended September 30, 1999, noninterest income was $486,000, an increase of $144,000, or 42.1%, compared to $342,000 for the year ended September 30, 1998. Loan fees and deposit service charges, which consist primarily of late charges on loans receivable, underwriting fees, service charges on transaction accounts, and ATM fees, were $341,000 and $235,000 in fiscal 1999 and 1998, respectively. Underwriting fees were $52,000 in fiscal 1999 compared to $25,000 in fiscal 1998. Service charges on transaction accounts were $156,000 and $108,000 in fiscal 1999 and 1998, respectively. The increase is primarily due to increased checking accounts that pay a flat monthly fee and increased number of items returned on accounts. ATM fees were $17,000 and $9,000 in fiscal 1999 and 1998, respectively. Two of the

Association's five ATMs were installed during 1998 and one was installed in 1999. Late charges on loans were $85,000 for fiscal 1999 compared to $83,000 for fiscal 1998. For the year ended September 30, 1999, other income was $145,000 compared to $107,000 for the year ended September 30, 1998. The increase was due to $34,000 of commissions for the sale of investment products by the Association's service corporation for fiscal 1999. No such commissions were earned in fiscal 1998.

Noninterest expense. Noninterest expense increased $519,000 to $4.9 million for the year ended September 30, 1999 from $4.4 million for the prior year. Compensation, payroll taxes, and fringe benefits expense increased $222,000 in fiscal 1999 to $2.8 million compared to $2.6 million in fiscal 1998. Cash compensation increased $343,000 in fiscal 1999 to $2.0 million from $1.7 million in 1998. The increase was due to an increase in the number of employees and salary increases to existing employees. During the Association's conversion to a new core data processing system, the Association incurred approximately $38,000 in overtime expense for training and conversion. The Association had seventy full-time equivalent employees at September 30, 1999 compared to sixty-seven at September 30, 1998. Eight employees were hired in connection with the new branch office opened in August 1998. Payroll taxes and fringe benefits increased $54,000 due to the increased number of employees and increased compensation. ESOP expenses decreased $159,000 to $369,000 for fiscal 1999 from $528,000 for fiscal 1998, due to a lower average monthly price of the Company's common stock in fiscal 1999 compared to fiscal 1998. Occupancy expense increased $143,000 in fiscal 1999 to $765,000 from $622,000 in 1998. The increase was primarily due to increased depreciation and taxes on the new branch office opened in August 1998. Depreciation also increased due to additional data processing equipment. Data processing expenses increased $71,000 to $263,000 for fiscal 1999 compared to $192,000 for fiscal 1998. The increase was primarily due to the Association's conversion to a new core data processing system in June 1999. Federal insurance premiums increased to $94,000 in fiscal 1999 from $82,000 in fiscal 1998. Advertising expense increased $2,000 to $150,000 for fiscal 1999 compared to $148,000 for fiscal 1998. Other operating expenses increased to $854,000 for fiscal 1999 compared to $789,000 for fiscal 1998. The increase was primarily due to increased loan expenses due to increased lending volume; telephone expenses due to communication lines between offices; travel and training expenses due to the data processing conversion; and checking account expense due to increased new accounts.

Income Taxes. Income taxes decreased to $1.2 million for fiscal 1999 from $1.4 million for fiscal 1998. The decrease was due to a decrease in taxable income for 1999 compared to 1998. The effective tax rate for 1999 was 38.4% compared to 37.6% for 1998.

Comparison of Operating Results for the Years Ended September 30, 1998 and 1997

General. Net earnings for the year ended September 30, 1998 decreased by $213,000, or 8.49%, to $2.3 million, or $0.95 per diluted share, from $2.5 million, or $0.98 per diluted share, for the year ended September 30, 1997. The decrease was primarily due to the combined effects of a $157,000 decrease in net interest income and a $720,000 increase in noninterest expense offset by a $361,000 decrease in the provision for loan losses, a $123,000 increase in noninterest income and a $180,000 decrease in income tax expense.
For the years ended September 30, 1998 and 1997, the return on average assets was 1.05% and 1.25%, respectively, while the return on average equity was 5.11% and 5.48%, respectively.

Net Interest Income. For the year ended September 30, 1998, net interest income decreased by $157,000 to $7.7 million from $7.8 million in 1997. This reflects an increase of $1.1 million in interest income to $17.1 million from $16.0 million and an increase of $1.2 million in interest expense to $9.4 million from $8.2 million. The increase in interest income was primarily due to an increase in total interest-earning assets offsetting a decrease in average yields on interest-earning assets. The increase in interest expense was due to increased interest-bearing liabilities and the average rate paid on interest-bearing liabilities.

Interest Income. Interest income for the year ended September 30, 1998 increased to $1.1 million to $17.1 million from $16.0 million for the year ended September 30, 1997. The $15.5 million increase in average interest-earning assets resulted in an increase in interest income of $1.3 million. The decrease in average yield on interest-earning assets decreased interest income by $211,000 in fiscal 1998.

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

Provision for Loan Losses. The Association maintains a program for establishing general loan loss reserves by classifying various components of the loan portfolio by potential risk. Management reviews the composition of the loan portfolio monthly and adjusts the valuation allowance. In addition, the Internal Auditor reviews the general valuation allowance on a quarterly basis and reports the findings to the Board of Directors. At September 30, 1998, the Association's speculative construction loans of $30.3 million represented 14.7% of total loans receivable. At September 30, 1997, the Association's speculative construction loans of $40.2 million represented 20.1% of total loans receivable. The reduction of $9.9 million, or 24.6%, in speculative construction loans during fiscal 1998 reduced considerably the risk profile of the Association's loan portfolio. This reduction in risk in the overall loan portfolio allowed the Association to credit earnings with a $76,000 negative provision for loan losses during fiscal 1998 that compared to a charge of $285,000 for the year ended September 30, 1997. This resulted in an allowance for loan losses of $1.5 million, or 0.74%, of total loans receivable at September 30, 1998 compared to 0.81% of total loans receivable at September 30, 1997. The fiscal 1998 net charge-offs totaled $27,000 and the net charge-offs for fiscal 1997 were $14,000.

The Association had $3.5 million in loans classified as substandard, doubtful, or loss at September 30, 1998 compared to $2.1 million at September 30, 1997. The increase was almost entirely due to an increase in delinquent construction loans. During fiscal 1998, the loan service officer was transferred to the loan origination department and a new loan service officer was hired. In August 1998, the new loan service officer resigned unexpectedly. A replacement was not able to start until early November 1998. Due to the absence of qualified personnel during that time period, loan delinquencies increased. One construction loan was substandard at September 30, 1997, compared to eleven at September 30, 1998.

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

Noninterest Income. For the year ended September 30, 1998, noninterest income was $342,000 compared to $219,000 for the year ended September 30, 1997. Loan fees and deposit service charges, which consist primarily of late charges on loans receivable, underwriting fees, service charges on transaction accounts, and ATM fees, were $235,000 and $162,000 for fiscal 1998 and 1997, respectively. Underwriting fees were $25,000 in fiscal 1998 with no similar fees in 1997. Late charges on loans were $83,000 for fiscal 1998 compared to $76,000 for fiscal 1997. The increase is primarily due to the increase in the number of loans outstanding. Service charges on transaction accounts were $108,000 and $74,000 for fiscal 1998 and 1997. The increase is due to increased checking accounts that pay a flat monthly fee and increased number of items returned on accounts. ATM fees were $9,000 and $2,000 for fiscal 1998 and 1997, respectively. The Association's first two ATMs were installed in June 1997. At September 30, 1998, there were four installed. Gains on the sale of loans originated for sale were $73,000 and $23,000 for fiscal 1998 and 1997, respectively. The increase was primarily due to the increased numbers of loans sold in the current year.

Noninterest Expense. Noninterest expense increased $720,000, to $4.4 million for the year ended September 30, 1998 from $3.7 million for the prior year. Compensation, payroll taxes, and fringe benefit expense increased $385,000 in fiscal 1998 compared to 1997. Cash compensation increased $240,000 in fiscal 1998 to $1.7 million from $1.5 million in 1997. The increase was due to an increase in the number of employees and raises to existing employees. There were sixty-seven full time equivalent employees at September 30, 1998 compared to fifty-five at September 30, 1997. Payroll taxes and other fringe benefits increased $86,000 due to the increased number of employees and increased compensation. ESOP expenses increased to $528,000 for fiscal 1998 compared to $465,000 for 1997. The increase was due to higher average monthly price for shares of the Company's common stock in fiscal 1998 compared to fiscal 1997. Occupancy expense increased $204,000 in fiscal 1998 to $622,000 from $418,000 in 1997. The increase was primarily due to increased depreciation and increased taxes on the new home office opened in June 1997 and the new branch office opened in August 1998. Depreciation also increased due to new equipment for the new home and branch offices. Although occupancy expenses increased significantly as a result of the two new offices, the deposits attributed to the new offices also increased substantially. Data processing expenses increased $24,000 to $192,000 for fiscal 1998 compared to $168,000 for fiscal 1997. The increase was due to an increased number of accounts processed and increased charges for additional on-line workstations. Federal insurance premiums decreased $35,000 to $82,000 for fiscal 1998 compared to $117,000 for fiscal 1997. The decrease is primarily due to reduced premiums after the special Savings Association Insurance Fund ("SAIF") assessment paid in 1997. Advertising expense increased $2,000 to $148,000 for fiscal 1998 compared to $146,000 in fiscal 1997. Other operating expense increased to $787,000 for fiscal 1998 compared to $649,000 in fiscal 1997. The increase was primarily due to increased expenses for office supplies, telephones, new checking accounts, and loan expense.

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

The Association's strategy in recent years has been to reduce its exposure to interest rate risk by better matching the maturities or repricing schedules of its interest rate sensitive assets and liabilities. This strategy has been implemented by originating adjustable rate loans, short-term construction loans, and other variable rate or short-term loans, as well as by purchasing short-term investments. The Association seeks to lengthen the maturities of its deposits by promoting longer-term certificates with substantial penalties for early withdrawal. Maturities of new FHLB advances are scheduled to compliment the current gap position. The Association does not solicit negotiated high-rate jumbo certificates of deposit or brokered deposits.

At September 30, 1999, the Company's total interest-bearing liabilities maturing or repricing within one year exceeded interest-earning assets maturing or repricing in the same period by $34.0 million, representing a cumulative negative one-year gap ratio of 13.0% to total assets. The Association has established an Asset-Liability Management Committee ("ALCO") which is responsible for reviewing the Association's asset-liability policies. The ALCO meets monthly and reports to the Board of Directors on interest rate risks and trends, as well as liquidity and capital ratios and requirements.

Market Risk Management

Market risk is the risk of loss arising from adverse changes in market prices and rates. The Association's market risk is comprised primarily of interest rate risk resulting from its core banking activities of lending and deposit taking. Interest rate risk is the risk that changes in market interest rates might adversely affect the Association's net interest income or the economic value of its portfolio of assets, liabilities, and off-balance sheet contracts. Management continually develops and applies strategies to mitigate this risk. Management does not believe that the Association's primary market risk exposures and how those exposures are managed in fiscal year 1999 have changed when compared to fiscal year 1998. Market risk limits have been established by the Board of Directors based on the Association's tolerance for risk.

The Association primarily relies on the OTS Net Portfolio Value ("NPV") model to measure its susceptibility to interest rate changes. NPV is defined as the present value of expected net cash flows from existing assets minus the present value of expected net cash flows from existing liabilities plus or minus the present value of net expected cash flows from existing off-balance sheet contracts after various assumed instantaneous parallel shifts in the yield curve, both upward and downward.

The NPV model uses an option-based pricing approach to value one- to four-family mortgages, mortgages serviced by or for others, and firm commitments to buy, sell, or originate mortgages. This approach makes use of an interest rate simulation program to generate random interest rate paths that, in conjunction with a prepayment model, are used to estimate mortgage cash flows. Prepayment options and interest rate caps and floors contained in mortgage and mortgage-related securities introduce significant uncertainty in estimating the timing of cash flows for these instruments that warrant the use of this sophisticated methodology.

All other financial instruments are valued using a static discounted cash flow method. Under this approach, the present value is determined by discounting the cash flows the instrument is expected to generate by yields currently available to investors from instruments of comparable risk and duration.

The following table sets forth the present value estimates for major categories of financial instruments of the Association at September 30, 1999, as calculated by the OTS NPV model. The table shows the present value of the instruments under rate shock scenarios of -300 basis points to +300 basis points in increments of 100 basis points.

                                                           Present Value Estimates by Interest Rate Scenario
                                                                    Calculated at September 30, 1999

                                           -300        -200          -100        0           +100          +200         +300
                                           basis       basis         basis       basis       basis         basis        basis
                                           points      points        points      points      points        points       points
                                          ---------    ---------    ---------   ---------   ---------    ---------    ---------
                                                                           (Dollars in thousands)
Mortgage loans and securities             $ 223,842      220,386      216,747     212,140     206,516      200,359      194,034
Nonmortgage loans                            11,068       10,862       10,664      10,473      10,290       10,113        9,943
Cash, deposits, and securities               22,870       22,744       22,610      22,067      21,641       21,088       20,559
Other assets                                 11,880       12,161       12,723      13,594      14,441       15,238       15,985
                                          ---------    ---------    ---------   ---------   ---------    ---------    ---------

                    Total assets            269,660      266,153      262,744     258,274     252,888      246,798      240,521
                                          ---------    ---------    ---------   ---------   ---------    ---------    ---------

Deposits                                    152,649      149,812      147,130     144,587     142,180      139,899      137,736
Borrowings                                   75,758       74,117       72,544      71,034      69,586       68,195       66,859
Other liabilities                             3,719        3,718        3,717       3,716       3,715        3,714        3,714
                                          ---------    ---------    ---------   ---------   ---------    ---------    ---------

                    Total liabilities .     232,126      227,647      223,391     219,337     215,481      211,808      208,309
                                          ---------    ---------    ---------   ---------   ---------    ---------    ---------

Off-balance sheet positions                     434          296          170          30        (141)        (335)        (541)
                                          ---------    ---------    ---------   ---------   ---------    ---------    ---------

                    Net portfolio value   $  37,968       38,802       39,523      38,967      37,266       34,655       31,671
                                          =========    =========    =========   =========   =========    =========    =========

$ change from base                        $    (999)        (165)         556        --        (1,701)      (4,312)      (7,296)
                                          =========    =========    =========   =========   =========    =========    =========

NPV ratio                                   14.08 %        14.58        15.04       15.09       14.74        14.04        13.17
                                          =========    =========    =========   =========   =========    =========    =========

Board NPV ratio limits                      12.00 %        13.00        14.00         N/A       14.00        13.50        13.00
                                          =========    =========    =========   =========   =========    =========    =========

Computation of prospective effects of hypothetical interest rate changes are based on numerous assumptions, including relative levels of market interest rates, loan prepayments, and deposit runoffs, and should not be relied upon as indicative of actual results. Further, the computations do not contemplate any actions the Association may undertake in response to changes in interest rates.

Certain shortcomings are inherent in the method of analysis presented in both the computation of NPV and in an analysis of the maturing and repricing of interest-earning assets and interest-bearing liabilities. Although certain assets and liabilities may have similar maturities or periods in which they reprice, they may react differently to changes in market interest rates. Additionally, adjustable-rate mortgages have features that restrict changes in interest rates in a short-term basis and over the life of the asset. The proportion of adjustable-rate loans could reduce in future periods if market interest rates would decrease and remain at lower levels for a sustained period, due to increased refinance activity. Further, in the event of a change in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed in the table. Finally, the ability of many borrowers to service their adjustable-rate debt may decrease in the event of a sustained interest rate increase.

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

The primary investing activity of the Association is the origination of loans to be held for investment. For the fiscal years ended September 30, 1999 and 1998, the Association originated loans for portfolio in the amounts of $132.4 million and $102.6 million, respectively. Purchases of loans during the fiscal years ended September 30, 1999 and 1998 were $40,000 and $66,000, respectively. The Association also originates loans for sale. For the fiscal years ended September 30, 1999 and 1998, the Association originated $5.5 million and $7.9 million, respectively, of mortgage loans for sale. For the fiscal years ended September 30, 1999 and 1998, these activities were funded primarily by principal repayments of $108.5 million and $96.0 million, respectively, proceeds from the sale of loans of $5.9 million and $8.0 million, respectively, and FHLB advances of $67.7 million and $15.0 million, respectively.

The Association is required to maintain minimum levels of liquid assets under OTS regulations. Savings institutions are required to maintain an average daily balance of liquid assets (including cash, certain time deposits, certain banker's acceptances, certain corporate debt securities and highly rated commercial paper, securities of certain mutual funds, and specific U. S. government, state, or federal agency obligations) of not less than 4.0% of its average daily balance of net withdrawable accounts plus short-term borrowings. It is the Association's policy to maintain its liquidity portfolio in excess of regulatory requirements. The Association's eligible liquidity ratios were 11.9% and 15.0%, respectively, at September 30, 1999 and 1998.

The Company's most liquid assets are cash and cash equivalents, which include short-term investments. The levels of those assets are dependent on the operating, financing, lending, and investment activities during any given period. At September 30, 1999 and 1998, cash and cash equivalents were $4.9 million and $3.3 million, respectively. The increase in cash and cash equivalents in 1999 compared to 1998 results primarily from sources of cash receipts and the use of cash to fund loans and investments. The principal components of cash provided during the fiscal year ended September 30, 1999 were FHLB advances and loan repayments. Additional sources of cash included maturing investments, sales of loans, and deposit activity.

Liquidity management for the Company is both an ongoing and long-term function of the asset/liability management strategy. Excess Association funds generally are invested in overnight deposits at the FHLB of Des Moines. If the Association requires funds beyond its ability to generate them internally, additional sources of funds are available through FHLB of Des Moines advances. The Association borrowed $67.7 million in FHLB advances and repaid $33.8 million of maturing advances in fiscal year 1999. During 1998, the Association borrowed $15.0 million in FHLB advances and repaid $13.0 million in maturing FHLB advances. During the last several years, loan originations have exceeded savings inflows, loan repayments, and cash provided by operations. To maintain liquidity above the required minimum, it is anticipated that FHLB advances will continue to supplement projected savings inflows and loan repayments to fund continued loan demand.

At September 30, 1999, the Association had outstanding loan commitments of $4.4 million, unused lines of credit of $5.0 million, and undisbursed loans in process of approximately $21.9 million. The Association anticipates it will have sufficient funds available to meet its current loan commitments, including applications received and in process prior to issuance of firm commitments. Certificates of deposit that are scheduled to mature in one year or less at September 30, 1999 were $57.4 million. Management believes that a significant portion of such deposits will remain with the Association.

At September 30, 1999, the Association had tangible capital of $35.4 million, or 13.8%, of total adjusted assets, which is approximately $31.6 million above the minimum requirement of 1.5% of adjusted total assets in effect on that date. The Association had core capital of $35.4 million, or 13.8%, of adjusted total assets, which is $25.1 million above the minimum leverage ratio of 3.0% in effect on that date. The Association had total risk-based capital of $37.0 million and total risk-weighted assets of $170.5 million, or total capital of 21.7% of risk-weighted assets. This was $23.4 million above the 8.0% requirement in effect on that date.

The Year 2000 Issue

The Association has an ongoing program designed to ensure that its operational and financial systems will not be adversely affected by Year 2000 software failures, due to processing calculations using the Year 2000 date. Should the Company's mission critical systems fail in the Year 2000, the Company would have difficulty in processing transactions for loan and deposit customers, which could cause significant damage to the Company's important customer relationships.

As of September 30, 1999, the Association had successfully completed testing of all mission critical computer systems. The renovation, testing, and implementation of all nonmission critical applications are also approaching completion with only the Association's voice mail system requiring further attention.

The Association is requiring its computer systems and software vendors to represent that the products are, or will be, Year 2000 compliant. Major suppliers and vendors have been requested to provide the Association with their progress in becoming Year 2000 compliant. Responses and progress of vendors are being monitored.

The Association has an ongoing program to inform customers of the Year 2000 problem and the progress the Association is making in becoming Year 2000 compliant. The Association has reviewed customer relationships and does not believe potential Year 2000 problems of customers will have a material affect on the Association. The Association has developed a cash and currency plan to ensure that the Association has adequate funds on hand to meet cash requirements of customers during late 1999 and early 2000.

For the year ended September 30, 1999, Year 2000 costs did not exceed $100,000. This estimate to become Year 2000 compliant is exclusive of the $425,000 necessary to purchase the new core processing system and related hardware.

The Association has prepared a contingency plan that focuses on the courses of action required under different failure scenarios ranging from system failure to telecommunications failure. The plan details who are responsible for initiating action in each scenario and the required action to be pursued. The plan includes operating procedures for all departments if the core applications are not available. Some testing of the plan has occurred. Additional testing and training is scheduled. Testing of the contingency plan to date has not disclosed any material concerns.

Impact of Recently Issued Accounting Standards

The Financial Accounting Standards Board (FASB) issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, in June 1998. SFAS No. 133, as amended by SFAS No. 137, Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. This statement is effective for all fiscal quarters of fiscal years beginning after June 15, 2000.

Management believes that the adoption of these accounting standards will not significantly affect the Company's consolidated financial statements.

[LETTERHEAD KPMG]
     1000 Walnut, Suite 1600
     P.O. Box 13127
     Kansas City, MO 64199


                          Independent Auditors' Report



        The Board of Directors
        Cameron Financial Corporation:


        We have audited the accompanying consolidated balance sheets of Cameron Financial Corporation and subsidiary (the Company) as of September 30, 1999 and 1998 and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the years in the three-year period ended September 30, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Cameron Financial Corporation and subsidiary as of September 30, 1999 and 1998 and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 1999, in conformity with generally accepted accounting principles.


                                                                     /s/KPMG LLP
                                                                     -----------
                                                                     KPMG LLP
        November 12, 1999
        Kansas City, Missouri

                                      CAMERON FINANCIAL CORPORATION AND SUBSIDIARY

                                               Consolidated Balance Sheets

                                               September 30, 1999 and 1998




                                        Assets                                               1999             1998
                                                                                         -------------    -------------
Cash and cash equivalents                                                              $    4,900,000        3,319,000
Certificates of deposit in other financial institutions                                     1,200,000        4,400,000
Investment securities held-to-maturity (estimated fair value of
    $18,186,000 in 1999 and $16,467,000 in 1998) (notes 3 and 6)                           18,538,000       16,302,000
Mortgage-backed securities held-to-maturity                                                     5,000            7,000
Loans receivable, net (notes 4 and 7)                                                     221,909,000      184,605,000
Accrued interest receivable:
    Loans and mortgage-backed securities                                                    1,523,000        1,346,000
    Investment securities                                                                     268,000          229,000
Office properties and equipment, net (note 5)                                               7,748,000        7,861,000
Stock in Federal Home Loan Bank (FHLB) of Des Moines, at cost                               3,556,000        2,013,000
Deferred income taxes (note 8)                                                                 74,000          155,000
Other assets (note 9)                                                                       1,832,000        1,284,000
                                                                                       --------------    -------------

                                                                                       $  261,553,000      221,521,000
                                                                                       ==============    =============

                         Liabilities and Stockholders' Equity

Liabilities:
    Savings deposits (note 6)                                                          $  143,737,000      136,622,000
    Borrowings from the FHLB (note 7)                                                      71,101,000       37,250,000
    Advance payments by borrowers for property taxes and insurance                          2,244,000        1,903,000
    Accrued interest payable on savings deposits                                              158,000          180,000
    Accrued expenses and other liabilities                                                  3,491,000        1,901,000
    Current income taxes payable                                                              198,000          192,000
                                                                                       --------------    -------------

            Total liabilities                                                             220,929,000      178,048,000
                                                                                       --------------    -------------

Stockholders' equity (notes 1 and 2):
    Serial preferred stock, $.01 par; 2,000,000 shares authorized; none issued
      or outstanding                                                                               --               --
    Common stock, $.01 par; 10,000,000 shares authorized; 3,026,928 shares
      issued                                                                                   30,000           30,000
    Additional paid-in capital                                                             30,163,000       30,058,000
    Retained earnings, substantially restricted (note 8)                                   27,385,000       26,220,000
    Unearned employee benefits (note 9)                                                    (1,483,000)      (1,947,000)
    Treasury stock; 944,749 shares in 1999 and 646,196 shares in 1998
      of common stock at cost                                                             (15,471,000)     (10,888,000)
                                                                                       --------------    -------------

            Total stockholders' equity                                                     40,624,000       43,473,000

Commitments (notes 4 and 11)
                                                                                       --------------    -------------

                                                                                       $  261,553,000      221,521,000
                                                                                       ==============    =============


See accompanying notes to consolidated financial statements.

                                      CAMERON FINANCIAL CORPORATION AND SUBSIDIARY

                                          Consolidated Statements of Earnings

                                     Years ended September 30, 1999, 1998, and 1997


                                                                                 1999          1998           1997
                                                                            -------------    ----------     ----------

Interest income:
    Loans                                                                   $  16,355,000    15,523,000     14,535,000
    Investment securities                                                         983,000       950,000        975,000
    Mortgage-backed securities                                                         --         1,000          1,000
    Certificates of deposit and other                                             305,000       583,000        478,000
                                                                            -------------    ----------     ----------

            Total interest income                                              17,643,000    17,057,000     15,989,000
                                                                            -------------    ----------     ----------

Interest expense:
    Savings deposits (note 6)                                                   7,263,000     7,154,000      6,583,000
    Borrowed money                                                              2,729,000     2,250,000      1,596,000
                                                                            -------------    ----------     ----------

            Total interest expense                                              9,992,000     9,404,000      8,179,000
                                                                            -------------    ----------     ----------

            Net interest income                                                 7,651,000     7,653,000      7,810,000

Provision for loan losses (note 4)                                                 86,000       (76,000)       285,000
                                                                            -------------    ----------     ----------

            Net interest income after provision for loan losses                 7,565,000     7,729,000      7,525,000
                                                                            -------------    ----------     ----------

Noninterest income:
    Loan and deposit service charges                                              341,000       235,000        162,000
    Other income                                                                  145,000       107,000         57,000
                                                                            -------------    ----------     ----------

            Total noninterest income                                              486,000       342,000        219,000
                                                                            -------------    ----------     ----------

Noninterest expense:
    Compensation, payroll taxes, and fringe benefits (note 9)                   2,779,000     2,557,000      2,172,000
    Occupancy expense                                                             765,000       622,000        418,000
    Data processing                                                               263,000       192,000        168,000
    Federal deposit insurance premiums                                             94,000        82,000        117,000
    Advertising                                                                   150,000       148,000        146,000
    Other operating expenses                                                      858,000       789,000        649,000
                                                                            -------------    ----------     ----------

            Total noninterest expense                                           4,909,000     4,390,000      3,670,000
                                                                            -------------    ----------     ----------

            Earnings before income taxes                                        3,142,000     3,681,000      4,074,000

Income taxes (note 8)                                                           1,205,000     1,384,000      1,564,000
                                                                            -------------    ----------     ----------

            Net earnings                                                    $   1,937,000     2,297,000      2,510,000
                                                                            =============   ===========    ===========

Earnings per share:
    Basic                                                                   $        0.95          0.97           0.99
                                                                            =============   ===========    ===========

    Diluted                                                                 $        0.95          0.95           0.98
                                                                            =============   ===========    ===========


See accompanying notes to consolidated financial statements.

                                            CAMERON FINANCIAL CORPORATION AND SUBSIDIARY

                                           Consolidated Statements of Stockholders' Equity

                                           Years ended September 30, 1999, 1998, and 1997

                                                            Additional                      Unearned
                                                Common        paid-in       Retained        employee       Treasury
                                                 stock        capital       earnings        benefits         stock         Total
                                              -----------   -----------    -----------    -----------    -----------    -----------
Balance at September 30, 1996                 $    30,000    29,622,000     22,756,000     (3,082,000)    (2,511,000)    46,815,000
                                              -----------   -----------    -----------    -----------    -----------    -----------

Amortization of Recognition and
   Retention Plan (RRP), net of forfeitures          --            --             --          274,000           --          274,000
Net earnings                                         --            --        2,510,000           --             --        2,510,000
Dividend declared ($.28 per share)                   --            --         (699,000)          --             --         (699,000)
Allocation of employee stock ownership
   plan (ESOP) shares                                --         182,000           --          284,000           --          466,000
Purchase 287,602 shares of treasury stock            --            --             --             --       (4,699,000)    (4,699,000)
                                              -----------   -----------    -----------    -----------    -----------    -----------

Balance at September 30, 1997                      30,000    29,804,000     24,567,000     (2,524,000)    (7,210,000)    44,667,000

Amortization of RRP, net of forfeitures              --            --             --          309,000        (89,000)       220,000
Net earnings                                         --            --        2,297,000           --             --        2,297,000
Dividend declared ($.28 per share)                   --            --         (644,000)          --             --         (644,000)
Allocation of ESOP shares                            --         259,000           --          268,000           --          527,000
Purchase 181,346 shares of treasury stock            --            --             --             --       (3,667,000)    (3,667,000)
Exercise of stock options to acquire
   5,027 shares of common  stock                     --          (5,000)          --             --           78,000         73,000
                                              -----------   -----------    -----------    -----------    -----------    -----------

Balance at September 30, 1998                      30,000    30,058,000     26,220,000     (1,947,000)   (10,888,000)    43,473,000

Amortization of RRP, net of forfeitures              --            --             --          300,000        (38,000)       262,000
Net earnings                                         --            --        1,937,000           --             --        1,937,000
Dividend declared ($.39 per share)                   --            --         (772,000)          --             --         (772,000)
Allocation of ESOP shares                            --         117,000           --          252,000           --          369,000
Purchase 298,553 shares of treasury stock            --            --             --             --       (4,645,000)    (4,645,000)
Award of RRP (note 9)                                --         (12,000)          --          (88,000)       100,000           --
                                              -----------   -----------    -----------    -----------    -----------    -----------

Balance at September 30, 1999                 $    30,000    30,163,000     27,385,000     (1,483,000)   (15,471,000)    40,624,000
                                              ===========   ===========    ===========    ===========    ===========    ===========


See accompanying notes to consolidated financial statements.

                                      CAMERON FINANCIAL CORPORATION AND SUBSIDIARY

                                         Consolidated Statements of Cash Flows

                                     Years ended September 30, 1999, 1998, and 1997


                                                                          1999              1998             1997
                                                                     ---------------   ---------------  ---------------
Cash flows from operating activities:
    Net earnings                                                   $      1,937,000         2,297,000        2,510,000
    Adjustments to reconcile net earnings to cash
      provided by operating activities:
        Depreciation and amortization                                       406,000           309,000          137,000
        Provision for loan losses                                            86,000           (76,000)         285,000
        Provision for losses on real estate owned                             1,000                --            3,000
        Amortization of RRP and allocation of
           ESOP shares                                                      631,000           747,000          740,000
        Deferred income taxes                                                81,000           381,000           75,000
        Gain on sales of real estate owned                                   (2,000)           (8,000)          (4,000)
        Loss on sale of properties and equipment                              1,000                --               --
        Amortization of deferred loan fees                                 (402,000)         (499,000)        (490,000)
        Proceeds from sales of loans held for sale                        5,943,000         7,989,000        2,693,000
        Origination of loans held for sale                               (5,491,000)       (7,976,000)      (3,137,000)
        Gain on sale of loans held for sale                                 (72,000)          (73,000)         (23,000)
        Changes in assets and liabilities:
           Accrued interest receivable                                     (216,000)         (157,000)        (122,000)
           Other assets                                                    (525,000)          (83,000)          68,000
           Accrued interest payable                                         (22,000)           43,000           (4,000)
           Accrued expenses and other liabilities                         1,488,000           417,000         (483,000)
           Current income taxes payable                                       6,000          (209,000)          87,000
                                                                     ---------------   ---------------  ---------------

             Net cash provided by operating activities                    3,850,000         3,102,000        2,335,000
                                                                     ---------------   ---------------  ---------------

Cash flows from investing activities:
    Net increase in loans receivable                                    (37,645,000)       (7,107,000)     (21,673,000)
    Purchase of loans receivable                                            (40,000)          (66,000)              --
    Mortgage-backed securities principal repayments                           2,000             3,000            3,000
    Maturities of investment securities held-to-maturity                  9,769,000        11,595,000        6,456,000
    Purchase of investment securities held-to-maturity                  (11,999,000)      (13,996,000)      (2,000,000)
    Purchase of FHLB stock                                               (1,543,000)         (251,000)        (503,000)
    Net proceeds from sales of real estate owned                            297,000                --               --
    Additions and improvements to real estate owned                          (2,000)               --               --
    Purchase of office properties and equipment, net                       (300,000)       (1,793,000)      (3,700,000)
                                                                     ---------------   ---------------  ---------------

             Net cash used in investing activities                 $    (41,461,000)      (11,615,000)     (21,417,000)
                                                                     ---------------   ---------------  ---------------

                                                                     (Continued)

                                       CAMERON FINANCIAL CORPORATION AND SUBSIDIARY

                                     Consolidated Statements of Cash Flows, Continued

                                      Years ended September 30, 1999, 1998, and 1997


                                                                             1999              1998              1997
                                                                         ------------      ------------      ------------
Cash flows from financing activities:
    Net increase (decrease) in NOW, passbook, and
      money market demand amounts                                        $  6,241,000         5,076,000        (1,712,000)
    Net increase in certificate accounts                                      874,000         2,775,000         7,375,000
    Net increase in advance payments by borrowers
      for taxes and insurance                                                 341,000           131,000            43,000
    Proceeds from FHLB advances                                            67,700,000        15,000,000        26,000,000
    Repayment of FHLB advances                                            (33,849,000)      (13,000,000)       (3,000,000)
    Dividends paid                                                           (670,000)         (665,000)         (699,000)
    Issuance of common stock under stock option plan                             --              73,000              --
    Purchase of treasury stock                                             (4,645,000)       (3,667,000)       (4,699,000)
                                                                         ------------      ------------      ------------

             Net cash provided by financing activities                     35,992,000         5,723,000        23,308,000
                                                                         ------------      ------------      ------------

             Net (decrease) increase in cash                               (1,619,000)       (2,790,000)        4,226,000

Cash and cash equivalents at beginning of year                              7,719,000        10,509,000         6,283,000
                                                                         ------------      ------------      ------------

Cash and cash equivalents at end of year                                 $  6,100,000         7,719,000        10,509,000
                                                                         ============      ============      ============

Supplemental disclosure of cash flow information:
    Cash paid during the year for income taxes                           $  1,118,000         1,216,000         1,401,000
                                                                         ============      ============      ============

    Cash paid during the year for interest                               $ 10,014,000         9,361,000         8,168,000
                                                                         ============      ============      ============

Supplemental schedule of noncash investing and financing activities:
      Conversion of loans to real estate owned                           $    488,000           244,000              --
                                                                         ============      ============      ============

      Conversion of real estate owned to loans                           $    171,000           487,000            51,000
                                                                         ============      ============      ============

      Dividends declared and payable                                     $    247,000           150,000           168,000
                                                                         ============      ============      ============

      Issuance of unearned RRP shares                                    $     88,000              --                --
                                                                         ============      ============      ============

See accompanying notes to consolidated financial statements.

                  CAMERON FINANCIAL CORPORATION AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                          September 30, 1999 and 1998

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

             In order to grant priority to eligible account holders in the event of future liquidation, the Association, at the time of conversion, established a liquidation account in the amount equal to the Association's capital as of September 30, 1994 ($19,291,000). In the event of the future liquidation of the Association, eligible account holders and supplemental eligible account holders who continue to maintain their deposit accounts shall be entitled to receive a distribution from the liquidation account. The total amount of the liquidation account will be decreased as the balance of the eligible account holders and supplemental eligible account holders is reduced subsequent to the conversion, based on an annual determination of such balances. The Association may not declare or pay a cash dividend to the Company on, or repurchase any of, its common stock if the effect thereof would cause the retained earnings of the Association to be reduced below the amount required for the liquidation account. Except for such restrictions, the existence of the liquidation account does not restrict the use or application of the Association's retained earnings.

    (2)      Summary of Significant Accounting Policies

             (a)      Cash and Cash Equivalents

                      For purposes of the consolidated statements of cash flows, all short-term investments with a maturity of three months or less at date of purchase are considered cash equivalents. Cash and cash equivalents reflected on the consolidated balance sheets include interest earning deposits of $3,610,000 and $2,483,000 at September 30, 1999 and 1998, respectively.

             (b)      Investment Securities

                      The Company and the Association classify their investment securities as held-to-maturity, available-for-sale, or trading. Held-to-maturity securities are recorded at amortized cost adjusted for amortization of premiums and accretion of discounts that are recognized in income using the interest method over the period to maturity. Available-for-sale and trading securities are recorded at fair value. Adjustments to record available-for-sale securities at fair value are reflected, net of tax, in stockholders' equity. At September 30, 1999 and 1998, all of the Company's and Association's investment and mortgage-backed securities are classified as held-to-maturity.


                                       24                            (Continued)

                  CAMERON FINANCIAL CORPORATION AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                          September 30, 1999 and 1998



                      Gain or loss on the sale of securities is recognized using the specific identification method.

             (c)      Provisions for Losses on Loans and Interest Receivable

                      Provision for losses on loans receivable are based upon management's estimate of the amount required to maintain an adequate allowance for losses, relative to the risks in the loan portfolio. The estimate is based on reviews of the portfolio, including assessment of the carrying value of the loans to the estimated net realizable value of the related underlying collateral, considering past loss experience, current economic conditions, and such other factors which, in the opinion of management, deserve current recognition. The Association is subject to the regulations of certain federal agencies and undergoes periodic examinations by those regulatory authorities. As an integral part of those examinations, the various regulatory agencies periodically review the Association's allowance for loan losses. Such agencies may require the Association to recognize changes to the allowance based on their judgments about information available to them at the time of their examination.

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

                      A loan is considered impaired when it is probable a creditor will be unable to collect all amounts due--both principal and interest--according to the contractual terms of the loan agreement. When measuring impairment, the expected future cash flows of an impaired loan are required to be discounted at the loan's effective interest rate. Impairment may also be measured by reference to an observable market price, if one exists, or the fair value of the collateral for a collateral-dependent loan. Regardless of the historical measurement method used, the Association measures impairment based on the fair value of the collateral when the creditor determines foreclosure is probable. Additionally, impairment of a restructured loan is measured by discounting the total expected future cash flows at the loan's effective rate of interest as stated in the original loan agreement.

                      The Association applies the methods described above to multifamily real estate loans, commercial real estate loans, and restructured loans. Smaller balance, homogeneous loans, including one-to-four-family residential and construction loans and consumer loans, are collectively evaluated for impairment.

             (d)      Deferred Loan Fees and Costs

                      Mortgage loan origination fees and direct mortgage loan origination costs are deferred, and the net fee or cost is recognized in earnings using the interest method over the contractual life of the loan. Direct loan origination costs for other loans are expensed, as such costs are not material in amount.


                                       25                            (Continued)

                  CAMERON FINANCIAL CORPORATION AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                          September 30, 1999 and 1998



             (e)      Loans Held for Sale

                      Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or fair value. Net unrealized losses are recognized through a valuation allowance by charges to income. At September 30, 1999 and 1998, loans held for sale totaled $146,000 and $526,000, respectively.

             (f)      Real Estate Owned

                      Real estate owned includes real estate acquired through, or in lieu of, loan foreclosure, and is carried at the lower of cost or estimated fair value less estimated cost to sell. Revenue and expenses from operations and the provision for losses on real estate owned are included in other operating expense in the accompanying consolidated statements of earnings.

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

             (j)      Earnings Per Share

                      The Company presents basic and diluted earnings per share. Basic earnings per share excludes dilution and is computed by dividing net income by the weighted average number of common shares outstanding. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock.

                                       26                            (Continued)

                  CAMERON FINANCIAL CORPORATION AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                          September 30, 1999 and 1998



                      The shares used in the calculation of basic and diluted earnings per share are shown below:

                                                       For the years ended
                                                          September 30,
                                              --------------------------------------
                                                 1999         1998           1997
                                              ---------     ---------     ---------
Average basic common shares outstanding       2,032,793     2,370,540     2,534,098
Common stock equivalents - stock options           --          45,021        20,564
                                              ---------     ---------     ---------

Average diluted common shares outstanding     2,032,793     2,415,561     2,554,662
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

             (l)      New Accounting Pronouncements

                      The Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, in June 1998. SFAS No. 133, as amended by SFAS No. 137, Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. This statement is effective for all fiscal quarters of fiscal years beginning after June 15, 2000.

                      Management believes that the adoption of these accounting standards will not significantly affect the Company's consolidated financial statements.


                                       27                            (Continued)

                  CAMERON FINANCIAL CORPORATION AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                          September 30, 1999 and 1998



    (3)      Investment Securities

             A  summary,   by   maturity   dates,   of   investment   securities
             held-to-maturity at September 30, 1999 follows:



                                                            Gross           Gross          Estimated
                                          Amortized       unrealized      unrealized          fair
                                            cost            gains           losses            value
                                         -----------     -----------     -----------      -----------
United States government and
     agency obligations maturing
     in less than one year               $   998,000           5,000            --          1,003,000
United States government and
     agency obligations maturing
     after one year but within five
     years                                15,500,000           2,000        (349,000)      15,153,000
United States government and
     agency obligations maturing
     after five years but within ten
     years                                 1,500,000            --           (10,000)       1,490,000
Privately issued bonds maturing
     in 2002                                 540,000            --              --            540,000
                                         -----------     -----------     -----------      -----------

                    Total                $18,538,000           7,000        (359,000)      18,186,000
                                         ===========     ===========     ===========      ===========

             A  summary,   by   maturity   dates,   of   investment   securities
             held-to-maturity at September 30, 1998 follows:

                                                            Gross           Gross          Estimated
                                          Amortized       unrealized      unrealized          fair
                                            cost            gains           losses            value
                                         -----------     -----------     -----------      -----------
United States government and
    agency obligations maturing
    in less than one year               $ 4,994,000          29,000           --            5,023,000
United States government and
    agency obligations maturing
    after one year but within five
    years                                 8,995,000         100,000           --            9,095,000
United States government and
    agency obligations maturing
    after five years but within ten
    years                                 1,500,000           6,000           --            1,506,000
Privately issued bonds maturing
    in 2002                                 813,000          30,000           --              843,000
                                        -----------     -----------        -----          -----------

             Total                      $16,302,000         165,000           --           16,467,000
                                        ===========     ===========        =====          ===========

                                       28                            (Continued)

                  CAMERON FINANCIAL CORPORATION AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                          September 30, 1999 and 1998


  (4)   Loans Receivable

        Loans receivable at September 30 are summarized as follows:

                                                      1999              1998
                                                   ------------      -----------
Residential real estate loans:
    One-to-four family                             $160,642,000      133,890,000
    Multifamily                                       7,360,000        2,943,000
    Held for sale                                       146,000          526,000
Construction loans, primarily single family          40,302,000       45,654,000
Land                                                 14,660,000       11,059,000
Commercial real estate                                6,398,000        3,243,000
Consumer loans                                       16,459,000        9,241,000
                                                   ------------     ------------

             Total loans receivable                 245,967,000      206,556,000

Less:
    Loans in process                                 21,926,000       19,730,000
    Deferred loans fees, net                            530,000          700,000
    Allowance for loan losses                         1,602,000        1,521,000
                                                   ------------     ------------

                                                   $221,909,000      184,605,000
                                                   ============     ============

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

        The Association makes contractual commitments to extend credit which are subject to the Association's credit monitoring procedures. At September 30, 1999, the Association was committed to originate loans receivable aggregating approximately $4,407,000, including fixed-rate loan commitments of approximately $1,727,200, with interest rates ranging from 7.75% to 9.26%. At September 30, 1999, commitments to sell loans were $59,000. There were no commitments to buy loans.

        At September 30, 1999 and 1998, the Association had loans of $584,000 and $597,000, respectively, to various directors, officers, and their families. During 1999, $140,000 of new loans were made and repayments totaled $153,000. These loans are made subject to the same interest rates and underwriting standards used to originate loans to other borrowers of the Association.


                                       29                            (Continued)

                  CAMERON FINANCIAL CORPORATION AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                          September 30, 1999 and 1998



        The following is a summary of activity in the allowance for loan losses for the years ended September 30:

                                      1999               1998            1997
                                   -----------      -----------      -----------
Balance at beginning of year       $ 1,521,000        1,624,000        1,353,000
Provision for loan losses               86,000          (76,000)         285,000
Charge-offs, net of recoveries          (5,000)         (27,000)         (14,000)
                                   -----------      -----------      -----------

Balance at end of year             $ 1,602,000        1,521,000        1,624,000
                                   ===========      ===========      ===========

        Loans delinquent ninety days or more at September 30, 1999 and 1998 were approximately $247,000 and $3,136,000, respectively, including nonaccrual loans of approximately $247,000 and $1,799,000, respectively. Interest that would have been recognized on nonaccrual loans under their original terms but for which an allowance has been established amounted to $24,000 and $92,000 at September 30, 1999 and 1998, respectively. The amount that was included in income on such loans was $7,000 and $62,000 for the years ended September 30, 1999 and 1998, respectively. Impaired loans, exclusive of nonaccrual loans, were insignificant in amount, and, accordingly, the disclosures required by SFAS No. 114, Accounting by Creditors for Impairment of a Loan, as amended, are not presented herein.

(5)     Office Properties and Equipment

        At September 30, 1999 and 1998, office properties and equipment consisted of the following:

                                                       1999              1998
                                                    ----------        ----------
Land                                                $1,270,000         1,270,000
Buildings and improvements                           5,677,000         5,655,000
Furniture, fixtures, and equipment                   1,734,000         1,479,000
                                                    ----------        ----------

                                                     8,681,000         8,404,000

Less accumulated depreciation                          933,000           543,000
                                                    ----------        ----------

                                                    $7,748,000         7,861,000
                                                    ==========        ==========

                                       30                            (Continued)

                 CAMERON FINANCIAL CORPORATION AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                          September 30, 1999 and 1998

(6)          Savings Deposits

             Savings deposits at September 30, 1999 and 1998 are summarized as follows:

                                                                           1999                           1998
                                                                 ----------------------          ----------------------
                                                  Rate           Amount         Percent          Amount         Percent
                                                  ----           ------         -------          ------         -------
Balance by interest rate:
    NOW and super NOW accounts                  0-2.75%      $ 11,525,000           8.0 %     $  7,583,000           5.5 %
    Passbook accounts                            3.25%          9,410,000           6.5         10,777,000           7.9
    Money market demand accounts               3.00-4.89%      12,637,000           8.8          8,971,000           6.6
                                                             ------------         -----        -----------         -----

                                                               33,572,000          23.3         27,331,000          20.0
                                                             ------------         -----        -----------         -----

    Certificate accounts                        0-3.99%             5,000            --              5,000            --
                                               4.00-4.99%      33,915,000          23.6            153,000           0.1
                                               5.00-5.99%      39,938,000          27.8         68,591,000          50.3
                                               6.00-6.99%      29,538,000          20.6         33,201,000          24.3
                                               7.00-7.99%       5,067,000           3.5          5,329,000           3.9
                                               8.00-8.99%       1,602,000           1.1          1,834,000           1.3
                                                 9.00%            100,000           0.1            178,000           0.1
                                                             ------------         -----        -----------         -----

                                                              110,165,000          76.7        109,291,000          80.0
                                                             ------------         -----       ------------         -----

                                                             $143,737,000         100.0 %     $136,622,000         100.0 %
                                                             ============         ======      ============         =======

Weighted average interest rate on
    savings deposits at September 30                                               5.03 %                           5.35 %
                                                                                 ========                          =======

                                                              1999                         1998
                                                  -------------------------      ----------------------
                                                      Amount      Percent          Amount       Percent
                                                      ------      -------          ------       -------
Contractual maturity of certificate accounts:
       Under 12 months                            $ 57,422,000       52.1 %      $ 57,496,000     52.6 %
       12 to 24 months                              13,564,000       12.3          13,452,000       12.3
       24 to 36 months                               6,375,000        5.8           6,495,000        6.0
       36 to 48 months                               6,583,000        6.0           4,059,000        3.7
       48 to 60 months                               6,387,000        5.8           6,274,000        5.7
       Over 60 months                               19,834,000       18.0          21,515,000       19.7
                                                  ------------      -----        ------------      -----

                                                  $110,165,000      100.0 %      $109,291,000      100.0 %
                                                  ============      =====        ============      =====

                                       31                            (Continued)

                 CAMERON FINANCIAL CORPORATION AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                          September 30, 1999 and 1998

             The components of interest expense on savings deposits are as follows for the years ended September 30:

                                                  1999           1998           1997
                                               ----------     ----------     ----------
NOW, super NOW, passbook, and money market     $1,074,000        810,000        696,000
Certificate accounts                            6,189,000      6,344,000      5,887,000
                                               ----------     ----------     ----------

                                               $7,263,000      7,154,000      6,583,000
                                               ==========     ==========     ==========

        The aggregate amount of certificates of deposit with a minimum denomination of $100,000 was approximately $16,811,000 and $13,804,000 at September 30, 1999 and 1998, respectively. The amount by which individual certificates of deposit exceed $100,000 are not insured by the Federal Deposit Insurance Corporation (FDIC). The Association has pledged investment securities with an amortized cost of approximately $7,740,000 and $5,090,000 at September 30, 1999 and 1998, respectively, as additional security on certain certificate accounts.


                                       32                            (Continued)

                 CAMERON FINANCIAL CORPORATION AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                          September 30, 1999 and 1998

  (7)   FHLB Advances

             The Association had the following debt outstanding from the FHLB of Des Moines at September 30, 1999:

$2,000,000 advance, interest at 5.36%, due October 1999             $  2,000,000
$2,000,000 advance, interest at 6.19%, due January 2000                2,000,000
$5,000,000 advance, interest at 5.55%, due June 2000                   5,000,000
$10,000,000 advance, interest at 5.433%, due September 2000           10,000,000
$1,000,000 advance, interest at 6.46%, due October 2000                1,000,000
$1,250,000 advance, interest at 5.79%, due December 2000               1,250,000
$1,000,000 advance, interest at 6.36%, due January 2001                1,000,000
$1,000,000 advance, interest at 7.01%, due July 2001                   1,000,000
$2,000,000 advance, interest at 6.49%, due December 2001               2,000,000
$1,000,000 advance, interest at 6.43%, due January 2002                1,000,000
$1,000,000 advance, interest at 6.61%, due October 2002                1,000,000
$1,000,000 advance, interest at 6.57%, due December 2002               1,000,000
$8,000,000 advance, interest at 5.42%, due January 2008,
    callable January 2003                                              8,000,000
$2,000,000 advance, interest at 5.13%, due April 2008,
    callable April 1999                                                2,000,000
$2,000,000 advance, interest at 5.40%, due April 2008,
    callable April 2001                                                2,000,000
$3,000,000 advance, interest at 5.63%, due April 2008,
    callable April 2003                                                3,000,000
$3,000,000 advance, interest at 4.83%, due January 2009,
    callable January 2004                                              3,000,000
$3,000,000 advance, interest at 5.29%, due March 2009,
    callable March 2004                                                3,000,000
$1,000,000 advance, interest at 5.00%, due June 2009,
    callable June 2000                                                 1,000,000
$4,000,000 advance, interest at 5.71%, due June 2009,
    callable June 2002                                                 4,000,000
$3,000,000 advance, interest at 5.99%, due July 2009,
    callable July 2004                                                 3,000,000
$3,000,000 advance, interest at 5.60%, due July 2009,
    callable July 2002                                                 3,000,000
$5,000,000 advance, interest at 5.03%, due July 2009,
    callable July 2000                                                 5,000,000
$3,000,000 advance, interest at 5.66%, due January 2014                2,913,000
$3,000,000 advance, interest at 6.10%, due March 2014                  2,938,000
                                                                    ------------

                                                                    $ 71,101,000
                                                                    ============

        The advances from the FHLB are collateralized by first mortgage loans.


                                       33                            (Continued)

                 CAMERON FINANCIAL CORPORATION AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                          September 30, 1999 and 1998


        Scheduled maturities of FHLB advances are as follows:



                        Year ending
                       September 30,
                       -------------

                            2000          $    21,250,000
                            2001                4,000,000
                            2002                3,000,000
                            2003                       --
                            2004                       --
                         Thereafter            42,851,000
                                          ---------------

                                          $    71,101,000
(8)Income Taxes                           ===============

        The components of income tax expense are as follows:

                                         Federal        State         Total
                                        ----------     -----------   -----------
Year ended September 30, 1999:
    Current                             $1,000,000        124,000      1,124,000
    Deferred                                67,000         14,000         81,000
                                        ----------     ----------     ----------

                                        $1,067,000        138,000      1,205,000
                                        ==========     ==========     ==========

Year ended September 30, 1998:
    Current                             $  890,000        113,000      1,003,000
    Deferred                               338,000         43,000        381,000
                                        ----------     ----------     ----------

                                        $1,228,000        156,000      1,384,000
                                        ==========     ==========     ==========

Year ended September 30, 1997:
    Current                             $1,355,000        134,000      1,489,000
    Deferred                                42,000         33,000         75,000
                                        ----------     ----------     ----------

                                        $1,397,000        167,000      1,564,000
                                        ==========     ==========     ==========

                                       34                            (Continued)

                CAMERON FINANCIAL CORPORATION AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                          September 30, 1999 and 1998


        The reasons for the differences between the effective tax rates and the expected federal income tax rate of 34% are as follows:

                                                     Percentage of
                                                    earnings before
                                                     income taxes
                                             ------------------------------
                                              1999         1998     1997
                                             -------      -------  --------

Expected federal income tax rate               34.0 %       34.0      34.0
State taxes, net of federal tax benefit         2.9          2.7       2.6
Other, net                                      1.5          0.9       1.8
                                             -------      -------  --------

             Effective income tax rate         38.4 %       37.6      38.4
                                             =======      =======  ========

        Temporary differences which give rise to a significant portion of deferred tax assets and liabilities at September 30, 1999 and 1998 are as follows:

                                                                          1999            1998
                                                                       ---------        -------
Accrued compensation                                                   $ 337,000        298,000
Allowance for loan losses                                                559,000        506,000
Other                                                                     15,000         53,000
                                                                       ---------      ---------

             Deferred income tax asset                                   911,000        857,000
                                                                       ---------      ---------

Loan origination fees, net of deferred costs                            (209,000)      (209,000)
FHLB dividends                                                          (186,000)      (186,000)
Accrued and prepaid expenses                                              (6,000)       (20,000)
Federal and state taxes related to reversing temporary differences        (8,000)        (8,000)
Accrued interest on loans originated prior to September 25, 1985          (9,000)       (14,000)
Depreciation of fixed assets                                            (419,000)      (265,000)
                                                                       ---------      ---------

             Deferred income tax liability                              (837,000)      (702,000)
                                                                       ---------      ---------

             Net deferred income tax asset, included in other
               assets                                                  $  74,000        155,000
                                                                       =========      =========

        There was no valuation allowance for deferred tax assets at September 30, 1999 or 1998. Management believes that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets.


                                       35                            (Continued)

                CAMERON FINANCIAL CORPORATION AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                          September 30, 1999 and 1998

        Prior to 1996, savings institutions that met certain definitional tests and other conditions prescribed by the Internal Revenue Code were allowed to deduct, within limitations, a bad debt deduction under either of two alternative methods: (i) a deduction based on a percentage of taxable income (most recently 8%), or (ii) a deduction based upon actual loan loss experience (the Experience Method). On August 20, 1996, the President signed the Small Business Job Protection Act (the Act) into law. The Act repealed the bad debt deduction based on a percentage of taxable income effective for taxable years beginning after December 31, 1995. The Association, therefore, will be limited to the use of the bad debt deduction computed under the Experience Method for its year ended September 30, 1998, the first period affected by the Act. The Association's base year tax bad debt reserve balance of approximately $4.6 million as of September 30, 1998 will, in future years, be subject to recapture in whole or in part upon the occurrence of certain events, such as a distribution to stockholders in excess of the Association's current and accumulated earnings and profits, a redemption of shares, or upon a partial or complete liquidation of the Association. The Association does not intend to make distributions to stockholders that would result in recapture of any portion of its base year bad debt reserve. Since management intends to use the reserve only for the purpose for which it was intended, a deferred tax liability of approximately $1.6 million has not been recorded.

  (9)   Benefit Plans

        Pension and Retirement Plans

        The Association has a supplemental retirement plan to provide members of the Board of Directors with supplemental retirement, disability, and death benefits. The Plan provides benefits for directors or their beneficiaries after they have completed service to the Association. The annual benefits are equal to the number of years of service on the board times $500, paid monthly for ten years following retirement. Expense under the plan for the years ended September 30, 1999, 1998, and 1997 amounted to $39,000, $40,000, and $32,000, respectively. The Association purchased life insurance policies to fund its obligations under the plan in October 1994, which are included in other assets. The cash surrender value of such policies at September 30, 1999 and 1998 was $1,186,000 and $1,141,000, respectively.

        Employee Stock Ownership Plan (ESOP)

        All employees meeting age and service requirements are eligible to participate in the ESOP. Under the terms of the ESOP, contributions are allocated to participants using a formula based upon compensation. Participants vest over five years.

        In  connection  with  the  conversion  described  in  note 1,  the  ESOP purchased 242,154 shares of Company common stock. The remaining unamortized cost of such shares purchased is reflected as unearned employee benefits in the accompanying consolidated balance sheets. For the years ended September 30, 1999, 1998, and 1997, 25,504, 27,226, and
        28,215 shares were allocated to participants, respectively. The fair value of such shares, $369,000, $527,000, and $466,000, respectively, were charged to expense. The fair value of the remaining 106,238 unallocated shares at September 30, 1999 aggregated $1,368,000.


                                       36                            (Continued)

                CAMERON FINANCIAL CORPORATION AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                          September 30, 1999 and 1998


        Recognition and Retention Plan (RRP) and Stock Option Plan

        Under the RRP, common stock aggregating 121,077 shares may be awarded to certain officers and directors of the Company or the Association. In
        January 1996 and January 1999, the Company awarded 95,675 and 6,053 shares with a market value of $1,399,000 and $88,000, respectively. These shares have been reflected as unearned employee benefits in the accompanying consolidated balance sheets. Participants vest over five years. As the awards vest, the cost of such shares are included in compensation expense. The amortization of the RRP awards during 1999, 1998, and 1997 was $300,000, $309,000, and $274,000, respectively. The unamortized cost of the RRP awards at September 30, 1999 and 1998 was $411,000 and $623,000, respectively.

        Under the stock option plan, options to acquire 302,692 shares of the Company's common stock may be granted to certain officers and directors of the Company or the Association. In January 1996 and January 1999, the Company awarded options to acquire 186,323 and 15,134 shares of stock, respectively. The options enable the recipients to purchase stock at an exercise price equal to the fair market value of the stock at the date of the grant ($14.56 and $14.54). During 1998, options to acquire 5,027 shares were exercised. The options vest over the five years following the date of grant. At September 30, 1999, 100,184 options were exercisable.

        The Company applies Accounting Principles Board (APB) No. 25 and related interpretations in accounting for the stock option plan. Accordingly, no compensation expense has been recognized in the accompanying consolidated financial statements. SFAS No. 123 requires pro forma disclosures for companies that do not adopt its fair value method of accounting for stock-based employee compensation. Accordingly, the following pro forma information presents net income and earnings per share as if the fair value method required by SFAS No. 123 had been used to measure compensation cost for stock options granted:

                                                     1999               1998
                                                 -------------     -------------
Net income - as reported                        $    1,937,000         2,297,000
                                                ==============      ============

Net income - pro forma                          $    1,887,000         2,247,000
                                                ==============      ============

Basic earnings per share - as reported          $         0.95              0.97
                                                ==============      ============

Basic earnings per share - pro forma            $         0.93              0.95
                                                ==============      ============

        The fair value of options granted of $2.20 was estimated using the following weighted average information: risk-free interest rate of 5.5%, expected life of four years, expected volatility of stock price of 6%, and expected dividends of 1.5% per year.


                                      37                             (Continued)

                CAMERON FINANCIAL CORPORATION AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                          September 30, 1999 and 1998



 (10)   Regulatory Capital Requirements

        The Financial Institution Reform, Recovery and Enforcement Act of 1989 (FIRREA) and the capital regulations of the OTS promulgated thereunder require institutions to have a minimum regulatory tangible capital equal to 1.5% of total assets, a minimum 4% leverage capital ratio, and a minimum 8% risk-based capital ratio. These capital standards set forth in the capital regulations must generally be no less stringent than the capital standards applicable to national banks. FIRREA also specifies the required ratio of housing-related assets in order to qualify as a savings institution.

        The Federal Deposit Insurance Corporation Improvement Act of 1991 (FDICIA) established additional capital requirements which require regulatory action against depository institutions in one of the undercapitalized categories defined in implementing regulations. Institutions such as the Association, which are defined as well-capitalized, must generally have a leverage (core) capital ratio of at least 5%, a Tier 1 risk-based capital ratio of at least 6%, and a total risk-based capital ratio of at least 10%. FDICIA also provides for increased supervision by federal regulatory agencies, increased reporting requirements for insured depository institutions, and other changes in the legal and regulatory environment for such institutions.

        The Association met all regulatory capital requirements at September 30, 1999, 1998, and 1997. The Association's actual and required capital amounts and ratios as of September 30, 1999 were as follows:

                                                                                                             To be well-
                                                                                                          capitalized under
                                                                               For capital                prompt corrective
                                                  Actual                    adequacy purposes             action provisions
                                               -----------------            ------------------            ------------------
                                               Amount      Ratio            Amount       Ratio            Amount      Ratio
                                               ------      -----            ------       -----            ------      -----
Tangible capital
    (to tangible assets)                 $     35,411      13.76 %    $       3,861      1.50 %     $         --         -- %
Tier 1 leverage (core) capital
    (to adjusted tangible assets)              35,411      13.76             10,296      4.00             12,869       0.50
Risk-based capital
    (to risk-weighted assets)                  37,005      21.70             13,641      8.00             17,051      10.00
Tier 1 leverage risk-based capital
    (to risk-weighted assets)                  35,411      20.77                 --        --             10,230       6.00

(11)    Fair Value of Financial Instruments

        SFAS No. 107, Disclosures About Fair Value of Financial Instruments, and SFAS No. 119, Disclosures About Derivative Financial Instruments and Fair Value of Financial Instruments, require disclosure of estimated fair values of financial instruments, both assets and liabilities recognized and not recognized in the consolidated financial statements. Fair value estimates have been made as of September 30, 1999 based on then current economic conditions, risk characteristics of the various financial instruments, and other subjective factors.


                                     38                              (Continued)

                CAMERON FINANCIAL CORPORATION AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                          September 30, 1999 and 1998


        The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate that value:

               o Cash and cash equivalents and certificates of deposit - The carrying amounts approximate fair value because of the short maturity of these instruments.

               o Investment securities and mortgage-backed securities - The fair values of investment securities and mortgage-backed securities are estimated based on published bid prices or bid quotations received from securities dealers.

               o Certificates of deposit in other financial institutions - The fair values of certificates of deposit are estimated based on the static discounted cash flow approach using rates currently offered for deposits of similar remaining maturities.

               o Loans receivable - The fair values of loans receivable are estimated using the option-based approach. Cash flows consist of scheduled principal, interest, and prepaid principal. Loans with similar characteristics were aggregated for purposes of these calculations.

               o    Accrued  interest - The carrying amount of accrued  interest
                    is  assumed  to  be  its  carrying   value  because  of  the
                    short-term nature of these items.

               o Stock in the FHLB - The carrying amount of such stock is estimated to approximate fair value.

               o Deposits - The fair values of deposits with no stated maturity are deemed to be equivalent to amounts payable on demand. The fair values of certificates of deposit are estimated based on the static discounted cash flow approach using rates currently offered for deposits of similar remaining maturities.

               o FHLB advances - The fair values of FHLB advances are estimated based on discounted values of contractual cash flows using the rates currently available to the Association for advances of similar remaining maturities. The carrying amount of the advances under the line of credit approximates fair value due to the short maturity.


                                     39                              (Continued)

               CAMERON FINANCIAL CORPORATION AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                          September 30, 1999 and 1998



        Fair value estimates of the Association's financial instruments as of September 30, 1999 are set forth below:

                                                            Carrying         Estimated
                                                             amount          fair value
                                                          ------------    -------------
Cash and cash equivalents and certificates of deposit     $  6,100,000        6,100,000
                                                          ============     ============

Investment securities                                     $ 18,538,000       18,186,000
                                                          ============     ============

Mortgage-backed securities                                $      5,000            5,000
                                                          ============     ============

Loans receivable, net of loans in process                 $221,909,000      220,490,000
                                                          ============     ============

Accrued interest receivable                               $  1,791,000        1,791,000
                                                          ============     ============

Stock in the FHLB                                         $  3,556,000        3,556,000
                                                          ============     ============

Deposits:
    Money market and NOW deposits                         $ 24,162,000       24,162,000
    Passbook accounts                                        9,410,000        9,410,000
    Certificate accounts                                   110,165,000      108,796,000
                                                          ------------     ------------

             Total deposits                               $143,737,000      142,368,000
                                                          ============     ============

FHLB advances                                             $ 71,101,000       71,034,000
                                                          ============     ============

Accrued interest payable                                  $    158,000          158,000
                                                          ============     ============

        Limitations

        Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Association's entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Association's financial instruments, fair value estimates are based on judgments regarding future loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in
        assumptions  could  significantly  affect  the  estimates.   Fair  value
        estimates are based on existing balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments.


                                     40                              (Continued)

               CAMERON FINANCIAL CORPORATION AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                          September 30, 1999 and 1998


(12)    Parent Company Condensed Financial Statements

                                Condensed Balance Sheets
                              September 30, 1999 and 1998

                                                                1999              1998
                                                            ------------      ------------
Cash and cash equivalents                                   $  1,325,000         2,924,000
Investment securities held-to-maturity                           998,000         2,990,000
Investment in Association                                     35,411,000        34,826,000
ESOP loan receivable                                           1,211,000         1,453,000
Office properties and equipment, net                           1,970,000         1,993,000
Accrued interest receivable                                       17,000            27,000
Other                                                            (37,000)          (42,000)
                                                            ------------      ------------

             Total assets                                   $ 40,895,000        44,171,000
                                                            ============      ============

Dividends payable                                                260,000           150,000
Other liabilities                                                 11,000           548,000
                                                            ------------      ------------

             Total liabilities                                   271,000           698,000

Stockholders' equity                                          40,624,000        43,473,000
                                                            ------------      ------------

             Total liabilities and stockholders' equity     $ 40,895,000        44,171,000
                                                            ============      ============

                              Condensed Income Statements
                        Years ended September 30, 1999 and 1998

                                                           1999               1998
                                                        -----------      -----------
Dividend income                                         $ 1,837,000        2,128,000
Interest income                                             286,000          565,000
Expense                                                    (279,000)        (293,000)
                                                        -----------      -----------

             Income before equity in undistributed
               earnings of the Association                1,844,000        2,400,000

Equity in undistributed earnings of the Association          93,000         (103,000)
                                                        -----------      -----------

             Net income                                 $ 1,937,000        2,297,000
                                                        ===========      ===========

                                     41                              (Continued)

               CAMERON FINANCIAL CORPORATION AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                          September 30, 1999 and 1998

                            Condensed Statements of Cash Flows
                         Years ended September 30, 1999 and 1998

                                                                1999             1998
                                                             -----------      -----------
Cash provided by operations:
    Net earnings                                             $ 1,937,000        2,297,000
    Depreciation and amortization                                (21,000)         (29,000)
    Change in accrued interest receivable                         10,000           22,000
    Change in other assets                                        (5,000)          57,000
    Change in other liabilities                                 (537,000)         469,000
    Undistributed earnings of subsidiary, net                     93,000          103,000
                                                             -----------      -----------

             Cash provided by operations                       1,477,000        2,919,000
                                                             -----------      -----------

Cash used by investing activities:
    Proceeds from ESOP note receivable                           242,000          242,000
    Purchase of office properties and equipment                     --         (1,121,000)
    Maturities of investment securities held-to-maturity       1,997,000        3,000,000
                                                             -----------      -----------

             Cash provided by investing activities             2,239,000        2,121,000
                                                             -----------      -----------

Cash used in financing activities:
    Purchase of treasury stock                                (4,645,000)      (3,667,000)
    Dividends paid                                              (670,000)        (665,000)
    Issuance of common stock under stock option plan                --             73,000
                                                             -----------      -----------

             Cash used in financing activities                (5,315,000)      (4,259,000)
                                                             -----------      -----------

             Net (decrease) increase in cash                  (1,599,000)         781,000

Cash and cash equivalents at beginning of period               2,924,000        2,143,000
                                                             -----------      -----------

Cash and cash equivalents at end of period                   $ 1,325,000        2,924,000
                                                             ===========      ===========

       Dividends paid by the Company are primarily provided through Association dividends paid to the Company. At September 30, 1999, the Company had declared dividends of $260,000 which had not been paid as of year-end. During 1999, the Association paid dividends of $1,837,000 to the Company.

                             STOCKHOLDER INFORMATION




Annual Meeting

The Annual Meeting of Stockholders will be held at 4:00 p.m., Cameron, Missouri time, on January 24, 2000, in the Community Room of The Cameron Savings & Loan Association, F.A., 1304 North Walnut Street, Cameron, Missouri 64429.

Stock Listing

Cameron Financial Corporation common stock is traded on the National Association of Securities Dealers, Inc. National Market under the symbol "CMRN."

Price Range of Common Stock

The per share price range of the common stock and dividends declared for each quarter during the last three years was as follows:

   Fiscal Year 1997            High           Low         Dividends
   ----------------            ----           ---         ---------

First Quarter             $    16.2500        14.500             0.070
Second Quarter                 17.0000        15.500             0.070
Third Quarter                  18.0000        15.500             0.070
Fourth Quarter                 19.5000        17.000             0.070
                          ============        ======             =====

   Fiscal Year 1998
   ----------------

First Quarter             $    21.2500        18.500             0.070
Second Quarter                 21.0000        19.130             0.070
Third Quarter                  23.0000        18.630             0.070
Fourth Quarter                 17.7500        15.250             0.070
                          ============        ======             =====

   Fiscal Year 1999
   ----------------

First Quarter             $    17.1250        14.500             0.070
Second Quarter                 16.0000        13.500             0.070
Third Quarter                  14.1250        11.875             0.125
Fourth Quarter                 14.3125        12.875             0.125
                          ============        ======             =====

A $.125 per share dividend was declared by the Board of Directors on September 16, 1999, payable October 25, 1999 to stockholders of record on October 8, 1999. The stock price information set forth in the table above was provided by the National Association of Securities Dealers, Inc., Automated Quotation System.

At December 10, 1999, there were 2,079,779 shares of Cameron Financial Corporation common stock issued and outstanding (including unallocated ESOP shares) and there were 441 registered holders of record.

          Shareholders and
          general inquiries                        Transfer agent
------------------------------            ---------------------------

David G. Just, President                  Registrar and Transfer Co.
Cameron Financial Corporation             10 Commerce Drive
1304 North Walnut Street                  Cranford, New Jersey 07016
Cameron, Missouri 64429
(816) 632-2154

Annual and Other Reports

A copy of Cameron Financial Corporation's Annual Report on Form 10-K for the year ended September 30, 1999, as filed with the Securities and Exchange Commission, may be obtained without charge by contacting David G. Just, President and Chief Executive Officer, Cameron Financial Corporation, 1304 North Walnut Street, Cameron, Missouri 64429.



                              CORPORATE INFORMATION

Company and Association Address

1304 North Walnut Street                              Telephone:  (816) 632-2154
Cameron, Missouri 64429                               Fax:  (816) 632-2157

                             Directors of the Board

Harold D. Lee
      Chairman of Cameron Financial
         Corporation, and
      The Cameron Savings and Loan
         Association, F.A.
      Retired Owner, Lee Auto & Tractor
         NAPA Dealership

David G. Just
      President of Cameron Financial
         Corporation and
      The Cameron Savings & Loan
         Association, F.A.

Kennith R. Baker
      Agent, State Farm Insurance

 William J. Heavner
      Owner, Red X Motors

 Jon N. Crouch
      Manager, Cameron Memorial Airport
      Owner, Crouch Aviation
      Retired Frontier and Continental
         Airlines Captain

 William F. Barker, DDS
      Owner, Barker Dental Clinic

 Dennis E. Marshall
      Farmer


                Cameron Financial Corporation Executive Officers

David G. Just
      President and Chief Executive Officer

Ronald W. Hill
      Vice President and Treasurer

        The Cameron Savings & Loan Association, F.A. Executive Officers

David G. Just
      President and Chief Executive Officer

Stephen D. Hayward
      Vice-President, Manager,
         Liberty Branch Office

 Ronald W. Hill
      Vice President and Treasurer


Independent Auditors

KPMG LLP
1000 Walnut, Suite 1600
Post Office Box 13127
Kansas City, Missouri 64199


Special Counsel

Luse, Lehman, Gorman, Pomerenk & Schick, PC
5335 Wisconsin Avenue, N.W.
Suite 400
Washington, D.C. 20015